SCHEDULE 3.13

COMPANY CONTRACTS

1. Siding Agreement dated November 22, 2013, between Norfolk Southern Railway Company and Synergy Coal, LLC.

2. Conveyor Agreement dated November 22, 2013, between Norfolk Southern Railway Company and Synergy Coal, LLC.

3. Agreement Concerning Termination of Operations dated May 17, 1993, between Pioneer Fuel Corporation and The International Union, United Mine Workers of America.

4. Purchase and Sale Agreement dated June 7, 1996, between CNG Transmission Corporation and Pioneer Fuel Corporation.

5. Coal Washing and Loading Agreement, dated November 21, 2013, by and between Synergy Coal, LLC and Pioneer Fuel Corporation.

6. Coal Purchase Option Agreement, dated November 21, 2013, by and between Pioneer Fuel Corporation and Synergy Coal, LLC.

7. Asset Purchase and Sale Agreement, dated September 30, 2013, between Pioneer Fuel Corporation and the Synergy Coal, LLC.

SIDING LEASE AGREEMENT

THIS SIDING LEASE AGREEMENT ("Agreement"), made as of the 22nd day of November, 2013, between **NORFOLK SOUTHERN RAILWAY COMPANY** (hereinafter referred to as "Railway") and **SYNERGY COAL LLC.** (hereinafter referred to as "Industry").

WITNESSETH:

Railway and Industry agree as follows:

DESCRIPTION OF TRACK

1. Railway will provide rail service on the industrial track or tracks of Railway which are described below and which are hereinafter referred to as "Track":

> Two industrial tracks identified as that portion of Track 13.85 as measured from Station 54+54 to the end of track at Station 111+86 and Track 1 – as measured from Station 0+00 to the end of track at Station 10+43 located at **OCEANA, Wyoming County, West Virginia.**

as shown on print of Plan No. IDD-13-369, dated October 11, 2013, attached hereto and made a part hereof, for handling coal, a non-hazardous commodity.

LEASE

2. (a) For and in consideration of the payment by Industry to Railway of **FORTY ONE THOUSAND SEVEN HUNDRED FIFTY EIGHT and 08/100 DOLLARS ($41,758.08)**, per year ("Base Rental"), payable annually in advance, from the effective date of this Agreement, Railway hereby leases to Industry 4,368 feet, more or less, of Track 13.85, and the land underlying the Track, if and as applicable, and the use of the land of Railway over existing roadways to access the Track, such underlying land and existing roadways are hereinafter referred to as "Premises".

(b) The Base Rental shall thereafter on each anniversary thereof of this Agreement be increased (and not decreased), on an annual basis by the percentage of increase, if any, in the United States, Bureau of Labor Statistics Consumer Price Index for All Urban Consumers (CPI-U)(1982-1984 = 100) U.S. City Average (the "Index"). If the Index has changed so that the base year differs from that used in this Paragraph, the Index shall be converted in accordance with the conversion factor published by the United States Department of Labor, Bureau of Labor Statistics, to the 1982-84 base. Should the Index be discontinued or revised, such other government index or computation with which it is replaced shall be used in order to obtain substantially the same result as would be obtained if the Index had not been discontinued or revised.

(c) The "Adjustment Date" shall mean the first anniversary of the Rental Commencement Date and each anniversary thereof during the Initial Term. The Index published nearest to the Rental Commencement Date shall be the "Base Index". The Index published nearest to the date three (3) months prior to the then current Adjustment Date shall be the "Adjustment Index". On each Adjustment Date, the base rental shall be adjusted by multiplying the base rental payable under this Lease at the Rental Commencement Date by a fraction, the numerator of which fraction is the applicable Adjustment Index and the denominator of which fraction is the Base Index. The amount so determined shall be the base rental payable under the Lease beginning on the applicable Adjustment Date and until

the next Adjustment Date (if any).

(d) The access to the Track which comprises a part of the Premises shall be over such routes and with such vehicles as shall be approved, and as may be modified periodically, by Railway. The annual rental herein specified may be changed to any subsequently adopted uniform rental rate of Railway upon sixty (60) days' advance written notice to Industry.

OPERATION

3. The Track and Premises will be maintained and operated in accordance with the terms and conditions set forth in this Agreement. Railway hereby authorizes the construction, maintenance and operation by Industry of any unloading pit, tipple, conveyor, Special Facilities (as defined in Section 14 hereof), private road crossing, gate or door affecting the Track and Premises as shown on the attached drawing.

USE FOR THIRD PARTIES

4. Railway shall have complete control of its operations on the Track and may use the same for the business of third parties. However, any such use of the Track shall not interfere unreasonably with the business of Industry.

OWNERSHIP

5. Ownership of the rails, materials and fixtures in Track 13.85 as measured from its point of switch at Station 54+54 to the Division of Ownership and Maintenance located at Station 57+42, inclusive of the Derail, and from the Division of Ownership and Maintenance located at Station 72+86 to the end of track at Station 111+86, shall be vested in Railway. Ownership of the rails, materials and fixtures in Track 13.85 from the Division of Ownership and Maintenance located at Station 57+42, exclusive of the Derail, to the Division of Ownership and Maintenance located at Station 72+86, and all of track 1 from the switch point at Station 0+00 to the end of track at Station 10+43, shall be vested in Industry.

MAINTENANCE

6. Industry will, at its expense, maintain the Track and all adjacent track walkways in good condition and repair and free from all debris.

RAILWAY'S RIGHT TO SUSPEND OPERATION

7. Railway may, in its sole discretion, suspend the operation of the Track immediately and without notice if Railway determines that the condition of the Track or the tracks of any other party necessary to provide service over the Track are unsafe. Upon such occurrence, Railway will notify Industry as quickly as practicable of the reason for the suspension of service and will resume service as soon as the unsafe condition has been eliminated.

CLEARANCES

8. (a) Industry agrees, except for clearly dimensioned structures identified on Exhibit A which do not conform to the standard clearances of Railway, to observe and maintain all clearances in

accordance with the applicable specifications shown on Exhibit B, attached hereto and made a part hereof. Industry will not permit any other structure or obstruction of any kind to be placed or maintained within the restricted clearance zone. If the laws or regulations of any governmental authority having jurisdiction over the Track require clearances greater than those required by Railway, Industry will comply with the requirements of such laws or regulations.

(b) If any clearances shown on the attached drawing do not conform to the clearances shown on Exhibit B, Industry may maintain any structures shown at reduced clearance provided that Industry shall provide and maintain warning signs, at its expense, that are acceptable to Railway, at locations designated and approved by Railway.

LIABILITY

9. Except as otherwise provided in subsequent sections of this Agreement, the responsibility of the parties hereto, as between themselves, for death, personal injury and property loss and damage which occur by reason of or arise out of, or are incidental to, the construction, operation, maintenance, use, presence or removal of the Track or related facilities or use of the Premises shall be determined and borne as follows:

(a) Except for loss of or damage to the property of Railway caused solely by the negligence of Railway, Industry shall be solely responsible for and shall indemnify, protect and hold Railway harmless from all claims, demands, suits, judgments, liabilities, costs (including attorneys' fees) and expenses occasioned by loss of or damage to any property by fire.

(b) Industry shall be solely responsible for and shall indemnify, protect and hold Railway harmless from all claims, demands, suits, judgments, liabilities, costs (including attorneys' fees) and expenses occasioned by any death, personal injury, or loss of or damage to property arising out of or in any manner incidental to the loading into or unloading from rail cars, or the handling, storage or transmission in connection with such loading or unloading, of hazardous or flammable materials (as defined in the regulations of the United States Department of Transportation), whether or not negligence on the part of the Railway may have caused or contributed to such death, injury, loss or damage.

(c) Industry shall be solely responsible for and shall indemnify, protect and hold Railway harmless from all claims, demands, suits, judgments, liabilities, costs (including attorneys' fees) and expenses occasioned by any death, personal injury, or loss of or damage to property, caused solely by the negligence of Industry, or of the officers, agents or employees of Industry, or which arise or grow out of the violation by Industry, its officers, agents, or employees, of any of the terms of this Agreement, or which are caused by the negligence of Industry concurring with the negligence of a third party.

(d) Except as may be otherwise provided in subsections (a), (b), and (c) of this Section, Railway and Industry shall be jointly responsible for and shall bear equally all claims, demands, suits, judgments, liabilities, costs (including attorneys' fees) and expenses occasioned by any death, personal injury or loss of or damage to property caused by their joint and concurring negligence.

(e) Notwithstanding anything contained in this Section, and irrespective of the sole, joint, or concurring negligence of Railway, Industry shall assume sole responsibility for and shall indemnify, protect and hold Railway harmless from all claims, demands, suits, judgments, liabilities, costs (including attorneys' fees) and expenses occasioned by any death, personal injury, or loss of or damage to property, and from any fines or penalties, arising or growing out of any permitted reduced clearances shown on the attached drawing which do not conform to the clearances shown on the attached

Exhibit B; or the failure of Industry to comply with the clearance requirements of this Agreement. In this connection, it is understood that knowledge on the part of Railway of a violation of any such clearance requirements, whether such knowledge is actual or implied, shall not constitute a waiver and shall not relieve Industry of its obligations to indemnify Railway under this Agreement.

(f) In the event that this Agreement authorizes the installation of or if Industry shall at any time install an unloading pit, a tipple, a conveyor or any other Special Facilities (as defined in Section 14 hereof), then, notwithstanding any other provisions of this Agreement, Industry shall indemnify, protect and hold Railway harmless from and against any and all claims, demands, suits, judgments, liabilities, costs (including attorneys' fees) and expenses occasioned by any death, personal injury or loss of or damage to property, arising or growing out of the installation, use, maintenance or removal of any such unloading pit, tipple, conveyor, or Special Facilities, regardless of whether the negligence of Railway may have caused or contributed to such injury, death, damage or loss.

(g) In the event that this Agreement authorizes Industry to move or Industry does move any rail cars on the Track, then, notwithstanding any other provisions of this Agreement, Industry shall indemnify, protect and hold Railway harmless from and against any and all claims, demands, suits, judgments, liabilities, costs (including attorneys' fees) and expenses occasioned by any death, personal injury or loss of or damage to property, arising or growing out of the movement of rail cars by Industry or its agents, regardless of whether the negligence of Railway may have caused or contributed to such injury, death, damage or loss.

(h) In the event that this Agreement authorizes Industry to install or if Industry shall hereafter install a private road crossing, gate or door across the Track, Industry shall indemnify, protect and hold Railway harmless from and against all claims, demands, suits, judgments, liabilities, costs (including attorneys' fees) and expenses occasioned by any death, personal injury or loss of or damage to property, arising or growing out of the installation, maintenance, use or removal of any road crossing the Track at grade, whether public or private, or any gate or door, or by reason of the presence of the same, whether or not the negligence of the Railway may have contributed to such injury, death, damage or loss.

(i) Knowledge on the part of Railway of any violation of any of the terms of this Agreement by Industry shall constitute neither negligence nor acquiescence on the part of Railway, and shall in no event relieve Industry of any of the responsibilities and indemnity obligations assumed by Industry in this Agreement.

(j) The term Railway as used in this Section and Section 10 below, shall include the officers, agents, and employees of Railway. Industry further agrees that each and all of its indemnity commitments in this Agreement shall extend to and include the parent and all subsidiary and affiliated companies of Railway and their respective officers, agents and employees.

ENVIRONMENTAL REQUIREMENTS

10. (a) In its use and occupancy of the Track and Premises, Industry will comply with all federal, state, and local laws, rules, regulations and ordinances which relate to the control of air, water, noise, solid waste and other pollution or to the storage, transport, release or disposal of hazardous materials, substances, or waste. Industry will, at its own expense, make all modifications, repairs, or additions to the Track and Premises necessary to effect such compliance, and Industry will install and bear the expense of any and all structures, devices or equipment required by any such laws, rules, regulations or ordinances, or by the orders of any governmental agency.

(b) Industry shall not dispose of any wastes of any kind, whether or not hazardous, on the Premises and right of way of Railway, and Industry shall not conduct any activity on said Premises and right of way which may or does require a hazardous waste treatment, storage or disposal facility permit from either the federal or state agencies.

(c) Regardless of any Railway acquiescence, Industry agrees to indemnify, protect and hold Railway harmless from and against all liabilities, fines and penalties arising or growing out of a violation of subsections (a) and (b) of this Section, and Industry agrees to reimburse Railway for all costs and expenses incurred by Railway in eliminating or remedying such violations unless such liability, fines, or penalties arise solely from the negligence of Railway. Regardless of any Railway acquiescence and notwithstanding any of the provisions of Section 9 above, Industry shall indemnify, protect and hold Railway harmless from and against all claims, demands, suits, judgments, liabilities, costs (including attorneys' fees) and expenses for any losses, personal injury to or death of any person or persons whomsoever, damage to or loss of any property whatsoever, and all penalties arising or growing out of Industry's use or release of any hazardous material, substance or waste onto the ground or into the water or air from or upon the Track or Premises, unless resulting solely from the negligence of Railway.

(d) Industry hereby waives any and all statutes of limitation applicable to claims, demands or suits by Railway under the preceding subsections of this Section, and Industry further agrees that it will not raise or plead a statute of limitation defense against Railway in any claim, action or proceeding arising or growing out of Industry's failure to comply with this Section.

LOADING AND UNLOADING

11. (a) Industry will provide and furnish, at its own cost and expense, and keep ready for use at all times in a convenient place, a metal sign (or signs) at least 12 inches by 15 inches, reading "STOP"-"Men at Work", the letters in the word "STOP" to be at least four (4) inches high, and the letters in the words "Men at Work" at least two (2) inches high, and the color of which shall be white with blue background, which said sign(s) shall be used (1) whenever work is being done or activity performed in or about any car or series of cars, either by men and/or equipment; (2) whenever any car or series of cars is being loaded or unloaded either by hand or by the use of any mechanical means or device without regard to whether said mechanical means or device is connected to said car or series of cars; (3) whenever any work is being done or activity performed on or about the track by men and /or equipment without regard to whether any car or series of cars is located on the track at the time the work is being done or the activity is being performed; and (4) at any other time when Industry employees and/or Industry equipment are engaged in such activity that the movement of cars could cause injury or damage to employees and/or equipment.

(b) Whenever Industry loads or unloads any rail car by using hoses, pipes, conveyors or any other mechanical devices, a sign measuring at least 12 inches by 15 inches, with letters at least four inches high, reading "STOP - CAR CONNECTED", shall be placed at a conspicuous location clearly visible to Railway employees operating on the Track, from either direction. Said sign shall be conspicuously illuminated during periods of reduced visibility and shall remain in place until such loading or unloading is completed and until such pipes, conveyors and/or mechanical devices have been disconnected.

(c) If any of the aforesaid situations are present necessitating the use of the aforesaid sign(s), the placement of which shall be solely the responsibility of Industry, said sign(s) shall be conspicuously displayed to give necessary warning as follows:

(i) On each end of the car involved or on the outermost end of the end car in the series of cars; or

(ii) Alternatively on the track beyond the end of the car involved or on the track beyond the outermost end of the end car in a series of cars; or,

(iii) If no car or series of cars is involved on the track, at the location beyond the limits of any work being done or activity performed;

(iv) Provided, that if the track involved is a "dead end" track, sign(s) need only be deployed in the manner stated above to cover the direction from which train movement might occur.

RAILWAY'S OBLIGATION

12. Railway shall not be liable as a common carrier, or as a bailee, for any property loaded into any car on the Track until such car is attached or coupled to the engine or train by which it is to be moved from the Track toward its destination. Until a car is so attached or coupled, the car and its contents shall be deemed and held to be in the possession of Industry insofar as responsibility therefor and liability related thereto are concerned. All carload shipments consigned to or in the care of Industry for delivery on the Track shall be deemed to have been fully and completely delivered as soon as the car or cars containing such shipments shall have been placed on the Track and detached from the engine or train by which it was moved, and Railway shall thereupon be relieved of any further liability therefor, either as a common carrier or as a bailee.

HAZARDOUS MATERIALS

13. If Industry ships, receives or handles any material on or about the Track and Premises which is classified as a hazardous material by the regulations of the United States Department of Transportation, the following subsections shall apply:

(a) Industry, at its own expense, shall comply with the policies and practices recommended by the Association of American Railroads and the Railway, and with all applicable federal, state or municipal laws, orders, regulations and recommendations relating to safe handling, storage and disposition of the hazardous materials.

(b) If any hazardous material handled on the Track is flammable or explosive, Industry hereby agrees that it will, at its sole cost and expense, and in a manner satisfactory and acceptable to Railway, arrange for installation of: (i) such derail devices as may be specified by Railway at locations on the Track designated by Railway; (ii) such bonding and grounding of the Track as shall be required by Railway; and (iii) such other protective devices as may be required by Railway to protect the Track against any foreign or stray electric current that may be present at or in the vicinity of said Track.

(c) Title to the derail, bonding, grounding and other protective devices installed on the Track will be vested in Industry. Industry will maintain all such devices, at its sole cost and expense, in good condition and repair and in a manner satisfactory to Railway. At Railway's discretion, Railway may elect to maintain any such devices at the cost of Industry.

GATES, DOORS, PITS, PRIVATE ROAD CROSSING AND RAIL-RELATED STRUCTURES

14. If Industry shall have constructed or shall construct at any time: (1) a gate or gates across the Track; (2) a doorway and/or door(s) affecting the Track; (3) any pit or pit appurtenances beneath the Track; (4) a private road crossing of the Track; or (5) rail-related structures, including but not limited to conveyors or similar apparatus, bridges, platforms, walkways, pipes or similar structures ("Special Facilities") adjacent to or over the Track, the following subsections shall apply:

(a) Any gate constructed or maintained by Industry shall be constructed, maintained, and renewed at Industry's sole cost and expense. The gate shall be of such design and specification as may be approved in writing by Railway and shall be equipped with Railway's standard switch lock, so applied that said gate may be locked and unlocked from the outside, and shall be constructed in such manner as to provide, when opened, an unobstructed space on each side of the center line of the Track of not less that 9.0 feet and a total clearance of not less than 18 feet. Industry shall provide a substantial device on each side of the Track to which the wings of said gate may be fastened and made parallel, or substantially parallel, with the Track when railroad equipment is moving through the gateway, each of said devices to be so arranged that when the wings of the gate are fastened thereto the distance between the side of each wing and the center of the Track will not be less than 9.0 feet in the clear.

(b) Any door constructed or maintained by Industry shall be constructed, maintained, and renewed at Industry's sole cost and expense. The door shall be of such design and specification as may be approved in writing by Railway. Said door shall provide, when opened, an unobstructed space over and above the Track of not less than 22 feet vertical from the top of rail and 8 feet horizontal from the center line of the Track. Industry shall provide a substantial device to which said door will be fastened and made stationary when railroad equipment is moving through the doorway, said device to be so arranged that when the door is in an open position and fastened thereto, the overhead clearance for the Track will be at no point less than 22 feet from the top of rail and the horizontal clearance will not be less than 8 feet from the center of the Track.

(c) Any pit and pit appurtenances constructed or maintained by Industry shall be constructed, maintained, and renewed at Industry's sole cost and expense. The pit shall be of such design and specification as may be approved in writing by Railway. Industry will maintain the unloading pit and appurtenances at its sole cost and to the entire satisfaction of Railway. Industry will maintain the pit and appurtenances in such condition that neither they nor the use thereof by Industry shall be or become an obstruction to the safe and proper maintenance of the Track, or endanger employees of Railway or other persons on or about the Track, or operations of Railway upon the Track. Industry agrees to provide a substantial metal or board cover for said pit, as approved by Railway, and agrees to keep said pit covered at all times when the pit is not in use.

(d) Any private road crossings constructed or maintained by Industry shall be constructed, maintained, and renewed at Industry's sole cost and expense. The private road crossings shall be of such design and specification as may be approved in writing by Railway. Industry will maintain the private road crossings in such condition that neither they nor the use thereof by Industry shall be or become an obstruction to the safe and proper maintenance of the Track, or endanger employees of Railway or other persons on or about the Track, or operations of Railway upon the Track.

(e) Any Special Facilities constructed or maintained by Industry shall be constructed, maintained, and renewed at Industry's sole cost and expense. The Special Facilities shall be of such design and specification as may be approved in writing by Railway. Industry will maintain the Special Facilities in such condition that neither they nor the use thereof by Industry shall be or become an obstruction to the safe and proper maintenance of the Track, or endanger employees of Railway or other persons on or about the Track, or operations of Railway upon the Track.

(f) If any of the facilities referred to in this Section are located upon the right-of-way or property of Railway, Industry will, upon the termination of this Agreement, remove those facilities and restore the right-of-way of Railway to the condition existing prior to their construction, or in default thereof, Railway may, in addition to any other legal remedy it may have, remove the facilities and restore its right-of-way at the expense of Industry.

(g) The fact that the design, maintenance, repair or alteration of any of the aforesaid facilities shall have been approved by or performed under the supervision and to the satisfaction of Railway shall not relieve Industry from responsibility or liability undertaken for any injury to or death of any person or damage to property that may occur or arise as the result of the construction, maintenance, presence, use, operation and removal of the facilities.

(h) If any of the facilities referred to in this Section are being maintained at clearances from the track that are less than the clearances specified, the provisions of Sections 8and 9(e) shall also be applicable to those facilities.

GOVERNMENTAL AUTHORITY

15. Notwithstanding any other provision of this Agreement, Industry agrees to comply, at its sole expense, with all requirements imposed by any governmental authority with respect to the Track and Premises which are leased and maintained by Industry.

SUCCESSORS, ASSIGNS AND THIRD-PARTY RIGHTS

16. (a) Railway and Industry agree that the provisions of this Agreement shall inure to the benefit of the successors and assigns of Railway. Industry agrees that in the event it permits a third party to use the Track, it will furnish Railway written notice in advance of any such third-party use. Industry further agrees that, until the use of the Track and Premises by any such third party shall be covered by an appropriate agreement between said third party and Railway, use by such third party will be deemed and treated as a use by Industry under this Agreement, and Industry will be responsible therefor to the same extent as if such third party use were a use by Industry.

(b) This Agreement is not assignable or transferable by Industry, in whole or in part, except with the advance written consent of Railway.

RIGHT TO DISCONTINUE OPERATIONS

17. Notwithstanding any other provision of this Agreement, if Industry shall fail to comply with any of the terms of this Agreement, Railway shall have the right to immediately discontinue operation of the Track, without liability to Industry.

NO WAIVER OF BREACH

18. No waiver by Railway of any breach by Industry of the terms of this Agreement shall be construed as a waiver of any other or subsequent breach. Termination of this Agreement shall not be construed to release Industry from any obligation or liability accruing hereunder prior to the time such termination becomes fully effective.

NOTICES

19. Any notice required to be given pursuant to the terms of this Agreement shall be given in writing and shall be transmitted by U. S. Mail, by any other method customarily used in normal business practice, or by hand delivery. Any notice to be given pursuant to this Agreement shall be transmitted to the respective parties at the following addresses or at such other places as the parties may from time to time designate in writing:

As to Railway: Norfolk Southern Railway Company
Division Superintendent, Pocahontas
800 Princeton Ave.
Bluefield, WV 27401

As to Industry: Synergy Coal LLC.
P.O. Box 2554
Oceana, WV. 24870

EFFECTIVE DATE AND TERMINATION

20. This Agreement shall be effective as of the 22nd day of November, 20 13. Either Railway or Industry may terminate this Agreement at any time upon thirty (30) days' written notice. Railway will refund to Industry, upon demand by Industry the unearned portion of any rental paid in advance of the effective date of such termination.

INSURANCE

21. (a) Industry will, at the expense of Industry and for the further protection of Railway, procure and maintain during the life of this Lease, in a form and with an insurance company that is satisfactory to Railway, a policy of Commercial General Liability Insurance with a combined single limit of not less than $2,000,000 per occurrence for injury to or death of persons and damage to or loss or destruction of property. Said policy shall be endorsed to provide contractual liability coverage for liability assumed under this Lease. In addition, said policy shall be endorsed to name Railway as an additional insured and shall include a severability of interests provision. As evidence of said insurance, a certificate of insurance shall be furnished to and approved by the Director Risk Management, Norfolk Southern Corporation, Three Commercial Place, Norfolk, Virginia 23510-2191 prior to entry on Railway's property. The certificate of insurance shall state that thirty (30) days advance written notice will be given to Railway of any material change in, or cancellation of such insurance.

(b) The furnishing by Industry of such evidence of insurance and acceptance of the same by Railway is not intended to and shall not reduce, limit, affect or modify the primary obligations and liabilities of Industry under any other provisions of this Lease.

CONSTRUCTION OF AGREEMENT

22. The headings used in this Agreement are for convenience only and shall not affect the construction or interpretation of any section of this Agreement. If any provision of this Agreement or any

Paragraph 3 hereof shall be effective until after such removal is completed irrespective of any termination of this agreement.

7. (a) Industry will, at the expense of Industry and for the further protection of Railway, procure and maintain during the life of this Agreement, in a form and with an insurance company that is satisfactory to Railway, a policy of Commercial General Liability Insurance with a combined single limit of not less than $2,000,000 per occurrence for injury to or death of persons and damage to or loss or destruction of property. Said policy shall be endorsed to provide contractual liability coverage for liability assumed under this Agreement. In addition, said policy shall be endorsed to name Railway as an additional insured and shall include a severability of interests provision. As evidence of said insurance, a certificate of insurance shall be furnished to and approved by the Director Risk Management, Norfolk Southern Corporation, Three Commercial Place, Norfolk, Virginia 23510-2191 prior to entry on Railway's property. The certificate of insurance shall state that thirty (30) days advance written notice will be given to Railway of any material change in, or cancellation of such insurance.

(b) The furnishing by Industry of such evidence of insurance and acceptance of the same by Railway is not intended to and shall not reduce, limit, affect or modify the primary obligations and liabilities of Industry under any other provisions of this Agreement.

8. This agreement shall be effective as of the date first above written and shall continue thereafter subject to the right of cancellation by either party giving to the other party THIRTY (30) DAYS' notice in writing of its desire to cancel.

9. This agreement shall not be assigned without the written consent of Railway.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first above written.

WITNESS: [signature]

NORFOLK SOUTHERN RAILWAY COMPANY

By [signature]
General Manager

WITNESS: [signature]

SHAWN H. HICKS
NOTARY PUBLIC
ID NO. 449247
MY COMMISSION EXPIRES 9/14/2015
STATE AT LARGE KY.

SYNERGY COAL, LLC

By [signature]
Title: Member

Post Office Address:
P.O. Box 2554
Oceana, WVA. 24870

MEP\118747\Method Conveyor Agreement\Synergy Coal, LLC.


WYOMING COUNTY, WEST VIRGINIA
SK-15
SK-14
TYPICAL ROADBED SECTION
NO SCALE
NORFOLK SOUTHERN
LEGEND:
INDUSTRY TRACKS
LEASED TRACKS
EXISTING TRACKS
NS RIGHT OF WAY
EXISTING STRUCTURES
NOTE:
THIS DRAWING HAS NOT BEEN PREPARED FROM FIELD DATA,
BUT FROM GOOGLE EARTH IMAGES, © 2013.
NORFOLK SOUTHERN
OCEANA, WEST VIRGINIA
IDD-13-369


WYOMING COUNTY, WEST VIRGINIA
INDUSTRY RAILROAD
SK-14
62+67
TYPICAL ROADBED SECTION
NO SCALE
FILL SECTION
CUT SECTION
NS RIGHT OF WAY
NORFOLK SOUTHERN
TRACK 13.85
TRACK LEASE = 4,368'
TRACK 13.85
INDUSTRY TRACK = 1,544'
TRACK #1
LENGTH = 1,043'
RAILROAD INDUSTRY
CLEAR FORK
NOTE:
THIS DRAWING HAS NOT BEEN PREPARED FROM FIELD DATA,
BUT FROM GOOGLE EARTH IMAGES, © 2013.
RACKS
CKS
RACKS
WAY
RUCTURES
NORFOLK SOUTHERN
OFFICE OF THE AVP INDUSTRIAL DEVELOPMENT - ATLANTA, GA.
OCEANA, WEST VIRGINIA
SIDING LEASE AND CONVEYOR AGREEMENT FOR
SYNERGY COAL, LLC
POCOHONTAS
SK-14
EXISTING FACILITY
CCS
OCTOBER 11, 2013
IDD-13-369


WYO
SK-15
SK-14
TYPICAL ROADBED SECTION
NO SCALE
FILL SECTION
CUT SECTION
NS RIGHT OF WAY
NORFOLK SOUTHERN
CLEAR FORK
TO KOPPERSTON
RAILROAD INDUSTRY
LEGEND:
INDUSTRY TRACKS
LEASED TRACKS
EXISTING TRACKS
NS RIGHT OF WAY
EXISTING STRUCTURES
NOTE:
THIS DRAWING HAS NOT BEEN PREPARED FROM FIELD DATA,
BUT FROM GOOGLE EARTH IMAGES, © 2013.

THIS AGREEMENT, made as of the 22nd day of November, 20 13, by and between **NORFOLK SOUTHERN RAILWAY COMPANY**, hereinafter called "Railway," and **SYNERGY COAL, LLC.**, hereinafter called "Industry."

WITNESSETH:

WHEREAS, Industry desires the construction, maintenance, use and operation of a conveyor in the vicinity of Milepost SK-14, at **OCEANA, Wyoming County, West Virginia**, for the purpose of conveying coal over and across the right of way and track(s) of Railway, the location of said conveyor is shown on Plan IDD-13-369, dated October 11, 2013, a print of which is attached hereto and made a part hereof; and

WHEREAS, Railway consents to the construction, maintenance, use and operation of the conveyor for the above-stated purpose and no other purpose.

WHEREAS, pursuant to Industry's request and Railway's consent to allow Industry to construct, maintain, use and operate a conveyor, Industry shall install protective guardrail(s) at all support structures satisfactory to the chief engineering officer of Railway or his designated representative.

NOW, THEREFORE, for and in consideration of the premises and of the payment by Industry to Railway in the sum of **TWO THOUSAND FOUR HUNDRED DOLLARS ($2,400.00)** per annum, payable annually in advance, not subject to prorate, Railway hereby permits Industry to construct, maintain, operate and remove the conveyor upon the following terms and conditions:

1. The conveyor, its appurtenances, supporting structure(s) and protective guardrail(s) around the structure(s), shall be constructed at the location shown on Plan No. IDD-13-369. The conveyor, its appurtenances, supporting structure(s) and protective guardrail(s) around the structure(s), shall be constructed, maintained, operated and removed at the sole cost and expense of Industry, and without cost or expense of any kind to Railway.

2. (a) The conveyor shall be constructed and maintained in a substantial manner, and in such a manner that there shall be no interference with or resulting danger to the tracks or to the operations conducted by Railway near or under the conveyor, and, to this end, all work in connection therewith, including the inspection or material, shall be under the supervision and to the entire satisfaction of the chief engineering officer of Railway, or his designated representative.

(b) The protective guardrail(s) around the structure(s) shall be constructed and maintained in a substantial manner, and in such a manner that there shall be no interference with or resulting danger to the tracks or to the operations conducted by Railway near or under the conveyor, and to this end, all work in connection therewith, including the inspection or material, shall be under the supervision and to the entire satisfaction of the chief engineering officer of Railway, or his designated representative.

3. Industry assumes all risk in connection with the construction, maintenance, use, presence, operation and removal of the conveyor and covenants and agrees to indemnify and save harmless Railway, its officers, agents and employees, from and against any and all liability for injury to any person or persons, including death, as well as damage to or loss of property, including the facility, or claims in connection therewith, resulting from or happening in connection with the exercise of the privileges herein

granted, or the presence of the facility, regardless of the negligence of the Railway, its officers, agents or employees, and the fact that the construction, maintenance, repair, or alteration of the conveyor shall have been approved by or performed under the supervision of and to the satisfaction of the chief engineering officer of Railway, or his designated representative, shall not relieve Industry from responsibility or liability herein undertaken for any injury, death or damage to property that may arise or occur as a result of the construction, maintenance, presence, use, operation and removal of the conveyor.

4. (a) In the use and occupation of the premises by the overhead conveyor, Industry will comply with all federal, state, and local laws, rules, regulations and ordinances which relate to the control of air, water, noise, solid waste and other pollution or to the storage, transport, release or disposal of hazardous materials, substances, or waste. Industry will, at its own expense, make all modifications, repairs, or additions to the conveyor and adjoining premises necessary to effect such compliance, and Industry will install and bear the expense of any and all structures, devices or equipment required by any such laws, rules, regulations or ordinances, or by the orders of any governmental agency.

(b) Industry shall not dispose of any wastes of any kind, whether or not hazardous, on the right of way of Railway, and Industry shall not conduct any activity on said right of way which may or does require a hazardous waste treatment, storage or disposal facility permit from either the federal or state agencies.

(c) Regardless of any Railway acquiescence, Industry agrees to indemnify, protect and hold Railway harmless from and against all liabilities, fines and penalties arising or growing out of a violation of subparagraphs (a) and (b) of this Paragraph 4, and Industry agrees to reimburse Railway for all costs and expenses incurred by Railway in eliminating or remedying such violations. Regardless of any Railway acquiescence and notwithstanding any of the provisions of Paragraph 3 above, Industry shall indemnify, protect and hold Railway harmless from and against all claims, demands, suits, judgments, liabilities, costs (including attorneys' fees) and expenses for any losses, personal injury to or death of any person or persons whomsoever, damage to or loss of any property whatsoever, and all penalties arising or growing out of Industry's use or release of any hazardous material, substance or waste onto the ground or into the water or air from or upon the conveyor or adjoining premises.

(d) Industry hereby waives any and all statutes of limitation applicable to claims, demands or suits by Railway under the preceding subparagraph of this Paragraph 4, and Industry further agrees that it will not raise or plead a statute of limitation defense against Railway in any claim, action or proceeding arising or growing out of Industry's failure to comply with this Paragraph.

5. The conveyor shall be maintained and operated to prevent coal or other substance from falling on the right of way and tracks of Railway. It is understood that if any coal or other substance shall fall from the conveyor to the right of way and tracks, same shall be removed immediately by and at the expense of Industry.

6. It is understood and agreed that, in the event the use of the conveyor shall be discontinued or abandoned or upon termination of this agreement, Industry shall remove the conveyor and any supporting structures from the right-of-way of Railway, at Industry's own cost and expense, within SIXTY (60) DAYS of such discontinued use or termination of this agreement. If Industry shall fail to remove the conveyor within the time specified, Railway may remove the same or arrange for the removal thereof and Industry hereby agrees to reimburse the Railway for the entire cost of such removal.

Paragraph 3 hereof shall be effective until after such removal is completed irrespective of any termination of this agreement.

7. (a) Industry will, at the expense of Industry and for the further protection of Railway, procure and maintain during the life of this Agreement, in a form and with an insurance company that is satisfactory to Railway, a policy of Commercial General Liability Insurance with a combined single limit of not less than $2,000,000 per occurrence for injury to or death of persons and damage to or loss or destruction of property. Said policy shall be endorsed to provide contractual liability coverage for liability assumed under this Agreement. In addition, said policy shall be endorsed to name Railway as an additional insured and shall include a severability of interests provision. As evidence of said insurance, a certificate of insurance shall be furnished to and approved by the Director Risk Management, Norfolk Southern Corporation, Three Commercial Place, Norfolk, Virginia 23510-2191 prior to entry on Railway's property. The certificate of insurance shall state that thirty (30) days advance written notice will be given to Railway of any material change in, or cancellation of such insurance.

(b) The furnishing by Industry of such evidence of insurance and acceptance of the same by Railway is not intended to and shall not reduce, limit, affect or modify the primary obligations and liabilities of Industry under any other provisions of this Agreement.

8. This agreement shall be effective as of the date first above written and shall continue thereafter subject to the right of cancellation by either party giving to the other party THIRTY (30) DAYS' notice in writing of its desire to cancel.

9. This agreement shall not be assigned without the written consent of Railway.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first above written.

WITNESS:

[signature]

NORFOLK SOUTHERN RAILWAY COMPANY

By [signature]
General Manager

WITNESS:

[signature]

SYNERGY COAL, LLC.

By [signature]
Title: Member

Post Office Address:
P.O. Box 2554
Oceana, W.VA 24870

SHAWN H. HICKS
NOTARY PUBLIC
ID NO. 449247
MY COMMISSION EXPIRES
STATE AT LARGE, KY.

MEP\1187327\Overhead Conveyor Agreement\Synergy Coal, LLC.


23'-0" MINIMUM
20'-0" MINIMUM
MIN. 9'-0"(TANGENT TRACK)
MIN. 9'-0"(TANGENT TRACK)
OBSTRUCTION ADJACENT TO TRACKS, BUILDINGS, POLES, FENCES, GATES, STORED MATERIAL, ETC.
A A R PLATE "C" EQUIPMENT DIAGRAM ADOPTED 1963 REV. 199 WITH FOLLOWING DIMENSIONS:
WIDTH HEIGHT ABOVE TOP OF RAIL
EQUIPMENT DIAGRAM SHOWN IS FOR RAILCAR EQUIPMENT IN GENERAL USE ONLY. SIDINGS ANTICIPATED TO HANDLE SPECIAL CARS OR OVERSIZED LOADS, NEED TO BE GIVEN SPECIAL ATTENTION BY THE ENGINEER.
℄ TRACK
RETRACTABLE GANGWAY, ETC.
MINIMUM 17'-6"
TRACK SIDE OF BUILDING
PLATFORM
4'-0" MAX.
PLATFORMS OR LOADING DOCKS SHALL BE CONSTRUCTED SO AS TO PERMIT A MAN TO STAND OR WALK THEREON.
TOP OF RAIL
7'-6" MIN.
(PLATFORMS OR LOADING DOCKS ONLY)

OVERHEAD STRUCTURES (BRIDGES, WALKWAYS, CONVEYORS, ETC.) - EXCEPT:
1. PIPE LINES ---------------------------- 25'-0"
2. OVERHEAD WIRE AND CABLE CROSSING THE MINIMUM SHALL BE AS FOLLOWS:
CABLES AND COMMUNICATION WIRES --------- 27'-0"
ELECTRIC LINES 0 TO 750 VOLTS --------- 30'-0"
ELECTRIC LINES 750 TO 15,000 VOLTS ------ 31'-0"
ELECTRIC LINES 15,000 TO 50,000 VOLTS --- 33'-0"
THE ABOVE MINIMUM CLEARANCE SHALL BE INCREASED AS OUTLINED IN THE NATIONAL ELECTRIC SAFETY CODE WHEN WARRANTED DUE TO CONDITIONS OF SPAN LENGTH, VOLTAGE, AND METHODS OF SUPPORTING CONDUCTORS.

RETRACTABLE DEVICES, SUCH AS GANGWAYS, CHUTES, SPOUTS AND CANOPIES WILL BE PERMITTED WITH 17'-6" MINIMUM OVERHEAD CLEARANCE WHEN IN THE OPERATING POSITION PROVIDED APPLICANT AGREES TO THE FOLLOWING:
1) DEVICE(S) MUST BE RETRACTED AND LOCKED IN PLACE WHEN CARS ARE BEING MOVED.
2) DEVICE(S) MUST RETRACT SO AS TO PROVIDE THE MINIMUM STANDARD SIDE CLEARANCE AND 23'-0" OVERHEAD CLEARANCE.
3) APPLICANT MUST FULLY INDEMNIFY THE RAILROAD AGAINST ANY AND ALL DAMAGES CAUSED BY THE DEVICE(S).

ADDED SIDE CLEARANCES, REQUIRED FOR STRAIGHT TRACK AT END OF CURVE

DISTANCE FROM ADJACENT OBSTRUCTION TO NEAR END OF CURVED TRACK	INCREASE IN SIDE CLEARANCE PER DEGREE OF CURVATURE
0 - 22 FT.	1½ INCHES
23 - 45 FT.	1 INCH
46 - 68 FT.	½ INCH
69 - 90 FT.	¼ INCH

TABLE OF CURRENT STATE LEGAL CLEARANCE REQUIREMENTS

	TRACK CENTERS		CLEARANCE							
			VERTICAL		HORIZONTAL					
	BETWEEN INDUSTRIAL TRACKS	BETWEEN MAIN & INDUSTRIAL TRACK	GENERAL	BUILDING DOORS	BUILDING DOORS	℄ OF TRACK A	B	C	POLES	GENERAL
VIRGINIA *										
ALABAMA *	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
FLORIDA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
GEORGIA *										
ILLINOIS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
INDIANA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
KENTUCKY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
LOUISIANA *										
MISSISSIPPI *										
N. CAROLINA *										
OHIO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
S. CAROLINA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
TENNESSEE	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
IOWA *										
MARYLAND	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
MICHIGAN	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
MISSOURI	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
NEW YORK	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
PENNSYLVANIA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
W. VIRGINIA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
DELAWARE **										
NEW JERSEY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

NOTE: ABOVE EXCERPTED FROM AREMA CHART SHOWING LEGAL CLEARANCE REQUIREMENTS LAST REVISED 2004

* - NO CURRENT REGULATIONS
CFH - CAR FLOOR HEIGHT
H - HEIGHT OF CAR COVERING
N - NO REGULATION GIVEN
■ - MUST APPLY TO STATE PUBLIC SERVICE COMMISSION FOR LESS THAN 8'-0" LATERAL CLEARANCE TO PLATFORMS.
** - AREMA STANDARDS APPLY

WHERE PUBLIC LAW OR REGULATION REQUIRES CLEARANCE GREATER THAN RAILWAY COMPANY STANDARDS, SUCH LAWS AND REGULATIONS WILL GOVERN. SEE ABOVE TABLE.

WHERE NORFOLK SOUTHERN STANDARDS SPECIFY CLEARANCES GREATER THAN STATE STANDARDS, NORFOLK SOUTHERN CLEARANCE SHALL APPLY.

NOTE:

1. CLEARANCES APPLY BOTH TO STUB END TRACK AND TRACK CONNECTED AT BOTH ENDS.
2. CLEARANCES APPLY BOTH TO OUTSIDE AND INSIDE OF BUILDING.
3. DOORWAY FOR TRACK ENTERING BUILDING MUST HAVE 8'-0" SIDE CLEARANCE AND 22'-0" OVERHEAD CLEARANCE.
4. SIGN MUST BE PLACED ON EACH SIDE OF DOORWAY TO WARN OF CLOSE SIDE CLEARANCE.
5. INDUSTRY TRACK MUST BE NOT LESS THAN 15'-0" CENTER TO CENTER WITH MAIN AND RUNNING TRACK OF RAILWAY COMPANY. MINIMUM DISTANCE, CENTER TO CENTER, FOR ALL OTHER TRACKS TO BE 14'-0".
6. WHERE THE TRACK IS CURVED ALL SIDE CLEARANCES TO AN ADJACENT OBSTRUCTION MUST BE INCREASED 1½ INCHES FOR EACH DEGREE OF TRACK CURVATURE.
7. WHERE THE TRACK IS CURVED WITHIN 90 FEET OF AN ADJACENT OBSTRUCTION, THE SIDE CLEARANCES MUST BE INCREASED AS PER THE TABLE IN THE UPPER RIGHT HAND CORNER.
8. FOR ANY STRUCTURE CROSSING OR PROJECTING OVER TRACK, INDUSTRY MUST SUBMIT PLANS BEARING THE SEAL OF A REGISTERED PROFESSIONAL ENGINEER TO THE DIVISION SUPERINTENDENT FOR FORWARDING TO THE CHIEF ENGINEER BRIDGES AND STRUCTURES FOR APPROVAL.

DATE	REVISION
[illegible]	ADDED DELAWARE & NEW JERSEY
[illegible]	UPDATED REFERENCES
[illegible]	REVISE NOTES
[illegible]	REVISE NOTES

NORFOLK SOUTHERN RAILWAY COMPANY

CLEARANCES FOR TRACKS LOCATED ON INDUSTRY PROPERTY

MARCH 1994
Atlanta, Georgia


WYOMING COUNTY, WEST VIRGINIA
TYPICAL ROADBED SECTION
NO SCALE
SK-14
INDUSTRY RAILROAD
RAILROAD INDUSTRY
NS RIGHT OF WAY
NORFOLK SOUTHERN
CLEAR FORK
TRACK 13.85
TRACK LEASE = 4,366'
TRACK 13.85
INDUSTRY TRACK = 1,544'
TRACK #1
LENGTH = 1,047'
NOTE:
THIS DRAWING HAS NOT BEEN PREPARED FROM FIELD DATA,
BUT FROM GOOGLE EARTH IMAGES, © 2013.
TRACKS
RACKS
TRACKS
OF WAY
STRUCTURES
NORFOLK SOUTHERN
OFFICE OF THE AVP INDUSTRIAL DEVELOPMENT - ATLANTA, GA.
OCEANA, WEST VIRGINIA
SIDING LEASE AND CONVEYOR AGREEMENT FOR
SYNERGY COAL, LLC.
POCOHONTAS
SK-14
EXISTING FACILITY
OCTOBER 11, 2013
IDD-13-369


SK-15
SK-14
TYPICAL ROADBED SECTION
NO SCALE
FILL SECTION
CUT SECTION
NS RIGHT OF WAY
NORFOLK SOUTHERN
CLEAR FORK
RAILROAD INDUSTRY
LEGEND:
INDUSTRY TRACKS
LEASED TRACKS
EXISTING TRACKS
NS RIGHT OF WAY
EXISTING STRUCTURES
NOTE:
THIS DRAWING HAS NOT BEEN PREPARED FROM FIELD DATA,
BUT FROM GOOGLE EARTH IMAGES, © 2013.

AGREEMENT CONCERNING TERMINATION OF OPERATIONS BETWEEN PIONEER FUEL CORPORATION AND THE INTERNATIONAL UNION, UNITED MINE WORKERS OF AMERICA

This Agreement concerning Termination of Operations dated May 17, 1993, and made effective as of the same date, is entered into, by, and between Pioneer Fuel Corporation (hereinafter "the Employer") and the International Union, United Mine Workers of America (hereinafter "the Union") (hereinafter jointly referred to as "the Parties), on behalf of themselves and their members, agents, successors and assigns, to govern the terms of an overall settlement between the Parties hereto as more fully set forth below.

WITNESSETH

WHEREAS, the Parties were signatory to the National Bituminous Coal Wage Agreement of 1988 (hereinafter "1988 NBCWA"), which expired on February 1, 1993; and

WHEREAS, the Parties recognize that since November 1, 1990, the Employer has ceased to engage in the direct processing of coal and has paid withdrawal liability to the United Mine Workers of America Health and Retirement Funds consistant thereto; and

WHEREAS, the parties have engaged in collective bargaining and negotiated this Agreement concerning the effects of the Employer's management decision on the classified employees who were covered by the 1988 NBCWA;

NOW THEREFORE, in reliance on their mutual understandings and promises and for good and valuable consideration, the Parties hereto provide and agree as follows:

EMPLOYMENT RIGHTS

The Employer agrees that the Hatcher Preparation Plant shall not be leased, subleased, or licensed out to any operating entity (herein "the lessee-licensee) without first securing the agreement of the lessee-licensee to make all offers of available classified employment first to those individuals named on the attached list, in accordance with their seniority and ability, and in accordance with the needs of the preparation plant.

OBLIGATIONS OF BUYER

The Employer agrees that the Hatcher Preparation Plant shall not be sold, transferred, conveyed, or assigned to any successor without first securing the agreement of the successor to assume the Employer's obligations under this Agreement.

GUARANTOR CLAUSE

The Employer shall not be a guarantor or be held liable for any breach of the lessee-licensee or any successor to this Agreement of its hiring or bargaining obligations or the terms of any Agreement between the Union and the lessee-licensee or said successor.

UNION'S RIGHT TO ENFORCE OBLIGATIONS ON LESSEE-LICENSEE AND SUCCESSOR

In consideration for the Union's execution of this Agreement, the Employer promises that the Hatcher Preparation Plant shall not be sold, conveyed, or otherwise transferred or assigned to any successor without first securing the agreement of the successor to assume the Employer's obligations under this Agreement.

Immediately upon the conclusion of such sale, conveyance, assignment, or transfer, the Employer shall notify the Union of the transaction. Such notification shall be by certified mail to the Secretary-Treasurer of the International Union, United Mine Workers of America, and shall be accompanied by documentation that the successor obligations have been satisfied. Provided that the Employer shall not be guarantor nor be held liable for any breach by the successor or assignee or lessee-licensee of its obligations, and the Union will look exclusively to the successor or assignee or lessee-licensee for compliance with the terms of this Agreement.

NO SINGLE OR JOINT EMPLOYER RELATIONSHIP

The Union agrees that neither this Agreement, nor its implementation, in any manner extends the bargaining unit of the Employer and does not create a joint employer, single employer, alter-ego, agency relationship, or successor relationship between the Employer and the lessee-licensee or between the Employer and any successor, which does not otherwise exist without reference to this section or its implementation.

RESOLUTION OF DISPUTE

No issue, matter, question or dispute which arises between the Parties as a result of, under, or in relation to, this Agreement shall be subject to resolution through any grievance or arbitration procedure. Enforcement of this Agreement shall be through a civil action filed in the appropriate federal district court pursuant to Section 301 of the Labor Management Relations Act, as amended 29 U.S.C. Section 185, et seq.

MUTUAL GENERAL RELEASE

The parties agree that this Agreement supersedes all prior agreements and negotiations between them and resolves any and all outstanding obligations and issues between them and to any person represented by the UMWA. The promises, covenants and agreements contained herein constitute the exclusive understandings and obligations of the Parties, or either of them, and no claim or suit contrary to this Agreement shall be made or brought by either Party.

COMPLETE AGREEMENT

The Parties agree that this Agreement contains all the promises and covenants made by and between them with respect to all terms and conditions of employment, and any and all prior labor agreements and all collective bargaining obligations.

This Agreement constitutes a complete agreement between the parties and was reached after a good faith mutual collective bargaining. It is further agreed that the Employer has fully satisfied any and all duties to abide by any continuing terms of the parties' expired collective bargaining agreement, and that execution of this Agreement fulfills and completes any and all obligations of the Employer to bargaining for a new collective bargaining agreement.

PIONEER FUEL CORPORATION

Curtis W. [signature]

Authorized Representative

INTERNATIONAL UNION, UNITED MINE WORKERS OF AMERICA

[signature]

Authorized Representative

INTERNATIONAL UNION, UNITED MINE WORKERS OF AMERICA

Bradley J. Burton

Stanley C. Belcher

Teddy JR Oakley

04289ID4

EMPLOYMENT RIGHTS LIST

Seniority	Name	SSN
1	Hess, Jerry	232-84-4796
2	Stokes, Larry	224-90-7727
3	Clay, Teddy	232-56-7711
4	Tolar, Gary	233-98-4130
5	Sane, Kenneth	236-60-7371
6	Rickard, Jesse	232-62-0803
7	Cantrell, Carl	233-84-0688
8	Lafferty, L.	234-76-3045
9	Sims, Glenn	235-76-8771
10	Skeen, Claudius	235-58-0589

[illegible]

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT Made this ~~30~~ 07th day of ~~April~~ June, 1996, by and between CNG TRANSMISSION CORPORATION, a Delaware corporation, of 445 West Main Street, Clarksburg, West Virginia 26301, party of the first part, hereinafter called "Seller" and PIONEER FUEL CORPORATION, a West Virginia corporation, of Post Office Box 1498, Beckley, West Virginia 25801, party of the second part, hereinafter called "Purchaser".

WITNESSETH:

That for and in consideration of the covenants, agreements, and payments herein contained, the parties hereto agree as follows:

1. The Seller agrees to sell, and the Purchaser agrees to buy, the surface of all that certain tract or parcel of land, together with all buildings and improvements thereon and the appurtenances thereto, situate on the waters of Clear Fork of the Guyandot River in Oceana District, Wyoming County, West Virginia, containing 11.59 acres, more or less, and being the same tract or parcel of land which was conveyed to Hope Natural Gas Company by Loup Creek Company by deed dated October 24, 1947, and of record in the Office of the Clerk of the County Commission of Wyoming County, West Virginia, in Deed Book 126, at Page 202, all of which property is hereinafter sometimes called the "premises". In connection therewith, the Seller agrees to assign, and the Purchaser agrees to accept, Seller's rights accruing under (a) that certain Indenture of Lease dated January 15, 1948, and of record in the aforesaid Clerk's Office in Deed Book No. 126, at Page 362, (b) that certain Agreement dated March 7, 1962, and of record in the aforesaid Clerk's Office in Deed Book No. 203, at Page 111, and (c) that certain unrecorded License Agreement dated December 30, 1991, by and between Seller and the Norfolk and Western Railroad Company.

2. The Purchaser agrees to pay for said premises the sum of One Hundred Twenty-Seven Thousand, Four Hundred Dollars ($127,400.00), payable as follows: Twelve Thousand, Seven Hundred Forty Dollars ($12,740.00) as an earnest money deposit upon the execution of this Agreement, the receipt hereof is hereby acknowledged by the Seller and One Hundred Fourteen Thousand, Six Hundred Sixty Dollars ($114,660.00) on the date of closing and acceptance of the deed by the Purchaser. Purchaser shall have the right to terminate its obligations hereunder if the item set forth as Item No. 3 on Exhibit C has not been remedied by Seller to Purchaser's satisfaction on or before the fiftieth (50th) day following the date the last party executes this Agreement, and in such event, Seller shall promptly return to Purchaser the earnest money deposit of $12,740.00.

3. The Seller agrees to execute, acknowledge and deliver to Purchaser (a) a good and sufficient deed containing covenants of special warranty on behalf of it and its predecessors from October 24, 1947, which deed shall be as shown on Exhibit A attached hereto and made a part hereof; and (b) an assignment of the above described Indenture of Lease dated January 15, 1948, the above described Agreement dated March 7, 1962, and the above described License Agreement dated December 30, 1991, which assignment shall be as shown on Exhibit B attached hereto and made a part hereof. The Seller agrees to obtain, at its cost and expense, the written consent of the landlord as required by Paragraph 7 of said Indenture of Lease. Seller represents that there are no uncured defaults on the part of the Seller under any agreement associated with or related to the premises, including without limitation the above-described Indenture, Agreement and License Agreement.

4. Seller covenants and agrees to indemnify, defend and hold Purchaser harmless from and against any and all claims, damages, judgments, losses, suits, actions, costs, demands or expenses, including attorney fees and costs, for bodily injury or death of any person and for damages to or loss of property arising out of or alleged to have risen out of or in connection with Seller's use and operation of the premises prior to closing; provided, however, that Seller shall not be liable for, and this indemnity shall not apply to, (a) Purchaser's actions in permitting coal waste discharge to flow onto, over and across the premises, (b) any environmental liability associated with such discharge and (c) any other environmental liability either waived or assumed by Purchaser hereunder.

5. Purchaser covenants and agrees to indemnify, defend and hold Seller harmless from and against any and all claims, damages, judgments, losses, suits, actions, costs, demands or expenses, including attorney fees and costs, for bodily injury or death of any person and for damages to or loss of property arising out of or alleged to have risen out of or in connection with (a) Purchaser's use and operation of the premises subsequent to closing and (b) any liability, including, but not limited to, environmental liability, associated with Purchaser's actions in permitting coal waste discharge to flow onto, over and across the premises. In addition, Purchaser, for itself, its successors and assigns, does hereby waive and release any and all rights it may have to assert any claim of any type against the Seller (including claims for contribution or indemnification) under the applicable common law or any federal or state statute, including any Environmental Law, which arises from or relates to Seller's past activities on and/or ownership of the premises, except to the extent Seller has knowledge that the premises have not been owned, operated or maintained in compliance with applicable laws and regulations and such failure or non-compliance was not disclosed to Purchaser and set forth on Exhibit C attached hereto and made a part hereof. As used herein

the term "Environmental Law" shall mean any federal or state law or regulation pertaining to the protection of the human health and the environment.

6. The title to the premises shall be subject to the approval by the Purchaser, and Seller agrees to remove, correct, and cure, at its sole cost and expense, any defect or defects in the title to the premises that may be found by the attorney for the Purchaser, prior to the date of closing. At least thirty (30) days prior to date of closing, Purchaser may give notice in writing to the Seller to cure such defect or defects as Purchaser's attorney may have found. In the event that any such defect or defects in title have not been cured by the Seller prior to the date of closing, the earnest money paid hereunder shall be refunded to the Purchaser and this Agreement shall be without further force and effect. Failure of the Purchaser to give written notice to the Seller to cure defects shall not relieve Seller of its obligation to transfer title to the Purchaser in the form, manner, and character as set forth in paragraph three (3) hereof.

7. The closing of this transaction shall occur, and possession of the premises shall be delivered to the Purchaser, on or before the sixtieth (60th) day following the date the last party executes this Agreement. Time shall be of the essence of this Agreement. If this transaction does not close by such specified date, then except for the failure of the Seller to obtain the consent specified in Paragraph 3 above or for failure of title specified in Paragraph 5 above, Purchaser shall forfeit the earnest money deposit of $12,740.00, and the same shall become the property of the Seller.

8. Real property taxes for the calendar year 1996, shall be apportioned as of the date of closing; however, if the amount of taxes assessed for the current year cannot be ascertained, taxes will be estimated from the taxes assessed for the preceding year. Purchaser shall pay for the examination of title to the premises, for any survey thereof and the recording fees for the deed and the assignment. Seller shall pay for preparation of the deed and the assignment and for state and county transfer taxes assessed on the transfer of the premises.

9. The risk of loss or damage to the premises by fire, flood, or other casualty, occurrence, or Act of God, prior to the date of closing, is assumed and shall be borne by the Seller.

10. Gary L. Sivak of CNG Transmission Corporation, Route 4, Box 55, Weston, West Virginia 26452 (telephone no. 304-269-6935, extension 5335, and telecopy no. 304-269-6934) is hereby designated agent for the Seller and Gary Kale of Pioneer Fuel Corporation, P. O. Box 1498, Beckley, West Virginia 25801 (telephone no. 304-345-0970 and telecopy no. 304-345-6034) is

hereby designated agent for the Purchaser to receive all notices or other communication provided for hereunder.

11. The parties agree that this Agreement shall remain a private document and not placed of record.

12. All of the covenants, conditions, and provisions herein contained shall intend to and be obligatory upon the successors and assigns of the respective parties hereto.

13. This Agreement may be executed in counterparts and via facsimile, followed by original signatures via U. S. Mail.

IN WITNESS WHEREOF, the Seller and Purchaser each have caused this writing to be signed in its corporate name by its duly authorized officer, effective as of the day and year first above written.

SELLER:

CNG TRANSMISSION CORPORATION

By: [signature]

Its: Sr. V.P.

PURCHASER:

PIONEER FUEL CORPORATION

By: [signature]

Its: President

(ag-pfc)
dsk1/96

EXHIBIT A

THIS DEED, Made this ______ day of ____________, 1996, by and between CNG TRANSMISSION CORPORATION, a Delaware corporation, of 445 West Main Street, Clarksburg, West Virginia 26301, party of the first part, hereinafter sometimes referred to as "Grantor", and PIONEER FUEL CORPORATION, a West Virginia corporation, of Post Office Box 1498, Beckley, West Virginia 25801, party of the second part, hereinafter sometimes referred to as "Grantee".

WITNESSETH:

That for and in consideration of the sum of One Hundred Twenty-Seven Thousand, Four Hundred Dollars ($127,400.00), paid by the Grantee to the Grantor, and other good and valuable consideration, the receipt of which is hereby acknowledged, CNG TRANSMISSION CORPORATION, Grantor, does hereby grant and convey unto PIONEER FUEL CORPORATION, Grantee, with covenants of Special Warranty, on behalf of it and its predecessors from October 24, 1947, but subject to the exceptions, reservations, easements, rights-of-way and other provisions hereinafter contained, the surface of that certain tract of land situate on the waters of Clear Fork of the Guyandot River in Oceana District, Wyoming County, West Virginia, and described as follows:

> BEGINNING at a point in property line between lands of Loup Creek Company and Eastern Gas and Fuel Associates 39.7 acre tract, which said point is in the center of Clear Fork of Guyandot River and is located N 55° 53' W 14.5 feet from a stone in the center of said Clear Fork a common corner to lands of Loup Creek Company-Eastern Gas and Fuel Associates 39.7 acre tract and The Virginian Railway Company; thence down said Clear Fork with center line thereof and with said property line N 55° 53' W 239.97 feet to an iron pipe in center of said Clear Fork, a corner in said property line; thence continuing down said Clear Fork with center line thereof and with said property line S 72° 51' W 114.12 feet to a point on a rock in center of said Clear Fork, a corner in said property line; thence leaving the center line of said Clear Fork and with said property line N 57° 56' W 24.52 feet to an "X" on a rock on north edge of said Clear Fork and in said property line; thence leaving said property line S 44° 59' W 403.46 feet to an "X" on rock on north edge of said Clear Fork; thence S 31° 22' W 177.97 feet to an "X" on rock on north edge of said Clear

Fork; thence S 23° 56' W 379.59 feet to a stake on north edge of said Clear Fork; thence leaving said Clear Fork and crossing W. Va. Secondary Route 2, N 51° 03' W 133.07 feet to an iron pipe corner; thence S 1° 34' W 156.44 feet to a stake; thence crossing said W. Va. Secondary Route 2 and said Clear Fork S 79° 29' E 152.35 feet to an iron pipe; thence S 10° 12' W 239.69 feet to a stone; thence S 1° 11' E 81.32 feet to an iron pipe; thence S 25° 26' E 314.71 feet to an iron pipe by a large W. O.; thence S 64° 43' E 121.39 feet to an iron pipe; thence N 33° 26' E 24.28 feet to an iron pipe 125 feet from the center line of the Morri Branch of The Virginian Railway Company; thence parallel to and 125 feet from said Morri Branch center line N 10° 51' E 896.55 feet to an iron pipe opposite Virginian Railway Station 72+85.8 P.C. 9° 28' R.; thence parallel to and 125 feet distant from said Morri Branch center line along the arc of a 7° 51' curve to the right 707.81 feet to the point of BEGINNING, containing 11.59 acres, more or less.

And being the same tract of land which was conveyed by Loup Creek Company to Hope Natural Gas Company, by deed dated October 24, 1947, and of record in the Office of the Clerk of the County Commission of Wyoming County, West Virginia, in Deed Book 126, at Page 202. The said Hope Natural Gas Company, a West Virginia corporation, and New York State Natural Gas Corporation, a New York corporation, by agreement and plan of merger, dated February 8, 1965, merged under the laws of the State of West Virginia, with the said Hope Natural Gas Company, being the continuing, resulting and surviving corporation of said merger and its name was thereby changed to Consolidated Gas Supply Corporation. The said agreement and plan of merger was duly filed in the Office of the Secretary of State of West Virginia on April 1, 1965, as required by law. By Confirmatory Deed dated April 1, 1965, and of record in the aforesaid Clerk's office in Deed Book No. 219, at Page 89, Hope Natural Gas Company conveyed said tract of land unto Consolidated Gas Supply Corporation. Consolidated Gas Supply Corporation by deed dated January 1, 1984, and of record in the aforesaid Clerk's Office in Deed Book 343, at Page 992, conveyed to Consolidated Gas Transmission Corporation the aforesaid tract of land identified therein as Tract 2, Number 59692. As evidenced by an Amended Certificate of Authority issued by the office of the Secretary of State of the State of West Virginia, on January 13, 1988, Consolidated Gas Transmission Corporation changed its corporate name to CNG Transmission Corporation, the Grantor herein.

Grantor hereby excepts and reserves from this conveyance for itself, its successors or assigns, all of the following:

1. A permanent and exclusive easement and right-of-way (herein referred to as the "permanent easement"), to maintain, operate, inspect, change the size of, replace and remove a pipeline, with fittings and appliances, for the transportation of natural gas and substances incidental thereto, oil, and water, under, upon, over and through the surface tract of land conveyed hereby; together with the right to install, maintain and replace on said pipe line, anodes and other devices for cathodic protection, valves, drips and other necessary appurtenances; and together with the right of ingress and egress to and from the permanent easement, (including, but not limited to, the bridge constructed by Grantor to provide ingress and egress to the surface tract of land conveyed hereby, it being acknowledged that Grantee assumes no responsibility to maintain such bridge for Grantor); and together also with the right and privileges to transport pipe, material, machinery and equipment to and from other lands upon the permanent easement, in and about the maintenance, operation, inspection, changing the size of, replacement and removal of said pipe line, or related appurtenances; with all of the rights and privileges herein stated and reserved being without damages or other consideration payable to the Grantee, its successors or assigns. The permanent easement shall be fifty feet (50') in width, being twenty-five feet (25') on each side of Grantor's existing two inch (2") diameter pipe line known as Line H-18070 and following a course as said pipe line is presently laid and in place.

2. All of Grantor's existing pipe lines, with fittings and appliances, and other appurtenances related thereto, presently located and in place upon the surface tract of land conveyed hereby.

3. The right of ingress and egress, for the purposes hereinbefore reserved, on, over and across all roadways and bridges presently existing on, or serving, the surface tract of land conveyed hereby, together with the right, but without any obligation, to widen and improve the same; and the right to construct additional roadways on the surface tract of land conveyed hereby as the Grantor in its sole discretion may deem needful and necessary for purposes hereinbefore reserved; all without damages or other consideration payable to the Grantee, its successors or assigns; it being acknowledged that Grantee assumes no responsibility to maintain any such roadways or bridges for Grantor.

Grantor shall not be obligated to remove or relocate any of its facilities located on or under the surface tract of land conveyed hereby in order to accommodate Grantee's operations on the land.

This conveyance is made pursuant to that certain Purchase and Sale Agreement between the parties dated April 30, 1996, to which agreement reference is hereby made for all pertinent purposes, including, but not limited to, the indemnities for general liability, the indemnities for environmental liability and the wavier of environmental claims by Grantee.

This conveyance is expressly made subject to all prior exceptions and reservations of coal, oil, gas and other minerals within and underlying the surface tract of land conveyed hereby as the same may appear of record in the aforesaid County Clerk's Office.

This conveyance is further expressly made subject to the right granted to the Norfolk and Western Railway Company by an unrecorded license dated December 10, 1991, insofar and insofar only as such right is still being exercised by the Norfolk and Western Railway Company.

This conveyance is further expressly made subject to all rights-of-way, easements, oil and gas leases, out-conveyances, agreements, and all other exceptions and reservations, affecting the surface tract of land conveyed hereby as the same may appear of record in the aforesaid County Clerk's Office; or as may be evident from a physical inspection of the premises.

The Grantor does hereby declare that the total consideration paid for the property transferred by this document is $127,400.00.

IN WITNESS WHEREOF, the Grantor and Grantee each has caused this writing to be signed in its corporate name by its duly authorized officer, effective as of the day and year first above written.

CNG TRANSMISSION CORPORATION
a Delaware corporation

By: ____________________________

Its: ___________________________

PIONEER FUEL CORPORATION
a West Virginia corporation

By: ____________________________

Its: ___________________________

(d-pfc)
dsk1/96

STATE OF WEST VIRGINIA

COUNTY OF HARRISON, To-Wit:

I, _______________, a Notary Public in and for the State of West Virginia, do hereby certify that _________________, _______________________, who signed the writing above, bearing date the _____ day of ______________, 1996, for CNG TRANSMISSION CORPORATION, a Delaware corporation, has this day acknowledged before me the said writing to be the act and deed of said corporation.

Given under my hand and notarial seal this ______ day of ______________, 1996.

[Notarial Seal]
My Commission expires.

_______________________ _______________________
Notary Public

STATE OF WEST VIRGINIA

COUNTY OF __________, To-Wit:

I, _______________, a Notary Public in and for the State of West Virginia, do hereby certify that _________________, _______________________, who signed the writing above, bearing date the _____ day of ______________, 1996, for PIONEER FUEL CORPORATION, a West Virginia corporation, has this day acknowledged before me the said writing to be the act and deed of said corporation.

Given under my hand and notarial seal this ______ day of ______________, 1996.

[Notarial Seal]
My Commission expires.

_______________________ _______________________
Notary Public

THIS INSTRUMENT PREPARED BY:
Stephen L. Atkinson
Attorney-at-Law
CNG TRANSMISSION CORPORATION
445 West Main Street
Clarksburg, West Virginia 26301

EXHIBIT B

ASSIGNMENT OF LEASE,
RIGHT OF WAY, AND LICENSE AGREEMENT

THIS ASSIGNMENT, Made this _____ day of ______________, 1996, by and between CNG TRANSMISSION CORPORATION of 445 West Main Street, Clarksburg, West Virginia 26301, party of the first part, hereinafter referred to as "Assignor" and Pioneer Fuel Corporation, a West Virginia corporation with a mailing address of Post Office Box 1498, Beckley, West Virginia 25801, party of the second part, hereinafter referred to as "Assignee".

WHEREAS, By a lease agreement dated January 15, 1948, and of record in the office of the Clerk of the County Commission of Wyoming County, West Virginia, in Book No. 128, at Page 362, Loup Creek Company leased unto Hope Natural Gas Company the surface of a tract or parcel of land situate along the waters of Clear Fork of the Guyandot River in Oceana District, Wyoming County, West Virginia and containing 2.52 acres, more or less, (said agreement hereinafter referred to as the "1948 Lease Agreement" and the 2.52-acre tract hereinafter referred to as the "Leased Premises"); and

WHEREAS, By an agreement dated March 7, 1962, and of record in said Clerk's office in Book No. 203, at Page 111, Fannie K. Brown, widow, granted unto Hope Natural Gas Company a right to construct a bridge on a tract or parcel of land containing 66 acres, more or less; (hereinafter referred to as the "1962 Agreement"); and

WHEREAS, New York State Natural Gas Corporation, a New York corporation, was merged with and into Hope Natural Gas Company on April 1, 1965, and the name of Hope Natural Gas Company, on the same date, was changed to Consolidated Gas Supply Corporation. A Confirmatory Deed dated April 1, 1965, confirming the merger and transfer of title to Consolidated Gas Supply Corporation was recorded in said Clerk's office in Book No. 219, at Page 99; and

WHEREAS, By assignment dated January 1, 1984, and recorded in said Clerk's office in Assignment Book No. 7, at Page 497, Consolidated Gas Supply Corporation assigned said lease agreement unto Consolidated Gas Transmission Corporation, a Delaware corporation. As evidenced by an Amended Certificate of Authority issued by the Secretary of the State of West Virginia on January 14, 1988, Consolidated Gas Transmission Corporation changed its name to CNG Transmission Corporation, the Assignor herein; and

WHEREAS, Assignor granted a license to Norfolk and Western Railroad Company pursuant to a License Agreement dated December 30, 1991 (the "License Agreement"); and

IN WITNESS WHEREOF, The Assignor and Assignee each have caused this writing to be signed in its corporate name by its duly authorized officer, effective as of the day and year first above written.

CNG TRANSMISSION CORPORATION

By: ______________________________

Its: ______________________________

PIONEER FUEL CORPORATION

By: ______________________________

Its: ______________________________

(asg-pfc)
dsk1/96

STATE OF WEST VIRGINIA

COUNTY OF HARRISON, To-Wit:

I, _________________, a Notary Public in and for the State of West Virginia, do hereby certify that _________________, _________________________, who signed the writing above, bearing date the _____ day of _______________, 1996, for CNG TRANSMISSION CORPORATION, a Delaware corporation, has this day acknowledged before me the said writing to be the act and deed of said corporation.

Given under my hand and notarial seal this ______ day of ______________, 1996.

[Notarial Seal]
My Commission expires.

_________________________ _________________________
Notary Public

STATE OF WEST VIRGINIA

COUNTY OF HARRISON, To-Wit:

I, _________________, a Notary Public in and for the State of West Virginia, do hereby certify that _________________, _________________________, who signed the writing above, bearing date the _____ day of _______________, 1996, for PIONEER FUEL CORPORATION, a West Virginia corporation, has this day acknowledged before me the said writing to be the act and deed of said corporation.

Given under my hand and notarial seal this ______ day of ______________, 1996.

[Notarial Seal]
My Commission expires.

_________________________ _________________________
Notary Public

THIS INSTRUMENT PREPARED BY:
Stephen L. Atkinson
Attorney-at-Law
CNG TRANSMISSION CORPORATION
445 West Main Street
Clarksburg, West Virginia 26301

EXHIBIT C

Disclosures by Seller
to Purchaser

1. Open water well casing inside building.
2. Possible leaching from septic system.
3. Possible mercury contamination of old trash site.

EXHIBIT B

Attached hereto is a true and correct copy of the Assignment of Right of Way and License Agreement dated August 22, 1996, by and between CNG Transmission Corporation, a Delaware corporation, and Pioneer Fuel Corporation, a West Virginia corporation.

ASSIGNMENT OF
RIGHT OF WAY AND LICENSE AGREEMENT

THIS ASSIGNMENT, Made this 22nd day of August, 1996, by and between CNG TRANSMISSION CORPORATION of 445 West Main Street, Clarksburg, West Virginia 26301, party of the first part, hereinafter referred to as "Assignor" and Pioneer Fuel Corporation, a West Virginia corporation with a mailing address of Post Office Box 1498, Beckley, West Virginia 25801, party of the second part, hereinafter referred to as "Assignee".

WHEREAS, By an agreement dated March 7, 1962, and of record in said Clerk's office in Book No. 203, at Page 111, Fannie K. Brown, widow, granted unto Hope Natural Gas Company a right to construct a bridge on a tract or parcel of land containing 66 acres, more or less; (hereinafter referred to as the "1962 Agreement"); and

WHEREAS, New York State Natural Gas Corporation, a New York corporation, was merged with and into Hope Natural Gas Company on April 1, 1965, and the name of Hope Natural Gas Company, on the same date, was changed to Consolidated Gas Supply Corporation. A Confirmatory Deed dated April 1, 1965, confirming the merger and transfer of title to Consolidated Gas Supply Corporation was recorded in said Clerk's office in Book No. 219, at Page 99; and

WHEREAS, By assignment dated January 1, 1984, and recorded in said Clerk's office in Assignment Book No. 7, at Page 497, Consolidated Gas Supply Corporation assigned the 1962 Lease Agreement unto Consolidated Gas Transmission Corporation, a Delaware corporation. As evidenced by an Amended Certificate of Authority issued by the Secretary of the State of West Virginia on January 14, 1988, Consolidated Gas Transmission Corporation changed its name to CNG Transmission Corporation, the Assignor herein; and

Dale-Anne Kerter
Jackson & Kelly
P. O. Box 553
Charleston, WV 25322-0553

WHEREAS, Assignor granted a license to Norfolk and Western Railroad Company pursuant to a License Agreement dated December 30, 1991 (the "License Agreement"); and

WHEREAS, The bridge constructed pursuant to the 1962 Agreement provides ingress and egress to and from a 11.59-acre tract situate along the waters of Clear Fork of the Guyandot River in Oceana District, Wyoming County, West Virginia; and

WHEREAS, By a deed of even date herewith, Assignor has conveyed said 11.59-acre tract unto Assignee and in connection with the acquisition of said tract, Assignee desires to assume all rights, liabilities and duties of Assignor in and to the 1962 Agreement and to hold Assignor harmless from all liability in regard thereto and to succeed to any rights, privileges and protection accruing to Assignor under the License Agreement.

NOW THEREFORE WITNESSETH, That for and in consideration of the sum of Ten Dollars ($10.00) and of the mutual covenants contained herein, Assignor and Assignee agree as follows:

1. Assignor hereby grants, conveys and assigns unto Assignee the 1962 Agreement and the License Agreement from and after the date first above written.

2. This Assignment is made pursuant to that certain Purchase and Sale Agreement between the parties dated April 30, 1996, to which agreement reference is hereby made for all pertinent purposes, including, but not limited to, the indemnities for general liability, the indemnities for environmental liability and the waiver of environmental claims by Assignee.

3. Assignor hereby excepts and reserves for itself, its successors or assigns the right and privilege to use the bridge constructed pursuant to the 1962 Agreement for ingress and egress to Assignor's facilities retained by Assignor in the deed conveying the 11.59-acre tract to Assignee, all as more fully set out in such deed.

IN WITNESS WHEREOF, The Assignor and Assignee each have caused this writing to be signed in its corporate name by its duly authorized officer, effective as of the day and year first above written.

CNG TRANSMISSION CORPORATION

By: [signature]

Its: Sr. VP

PIONEER FUEL CORPORATION

By: [signature]

Its: President

(asg-pfc)
dsk1/96

STATE OF WEST VIRGINIA

COUNTY OF HARRISON, To-Wit:

I, Martha A. Brunetti, a Notary Public in and for the State of West Virginia, do hereby certify that Mendal L. Yoho, Sr. Vice President, who signed the writing above, bearing date the 22nd day of August, 1996, for CNG TRANSMISSION CORPORATION, a Delaware corporation, has this day acknowledged before me the said writing to be the act and deed of said corporation.

Given under my hand and notarial seal this 29th day of August, 1996.

[Notarial Seal]
My Commission expires

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
MARTHA A. BRUNETTI
CNG TRANSMISSION CORP
445 WEST MAIN ST.
CLARKSBURG WV 26301
My Commission Expires July 7 2003

Martha A. Brunetti
Notary Public

STATE OF WEST VIRGINIA

COUNTY OF ~~HARRISON~~ Kanawha, To-Wit:

I, Dana R. Kitchen, a Notary Public in and for the State of West Virginia, do hereby certify that Gary D Kale, President, who signed the writing above, bearing date the 22nd day of August, 1996, for PIONEER FUEL CORPORATION, a West Virginia corporation, has this day acknowledged before me the said writing to be the act and deed of said corporation.

Given under my hand and notarial seal this 6th day of September, 1996.

[Notarial Seal]
My Commission expires.

March 13, 2001

Dana R Kitchen
Notary Public

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
DANA R. KITCHEN
17 SAW MILL RD.
CHAPMANVILLE, WV 25506
My Commission Expires MARCH 13, 2001

THIS INSTRUMENT PREPARED BY:
Stephen L. Atkinson
Attorney-at-Law
CNG TRANSMISSION CORPORATION
445 West Main Street
Clarksburg, West Virginia 26301

BOOK 388 PAGE 223

OFFICE OF THE CLERK OF THE COUNTY COMMISSION
WYOMING COUNTY, W. VA. September 12, 1996 SS-
A.m. 11:06
The foregoing writing, together with the certificate of acknowledgment thereof thereto annexed, was this day admitted to record.

D. Michael Goode Clerk
By Eileen Jackson Deputy

EXHIBIT C

Attached hereto is a true and correct copy of the unrecorded License Agreement dated December 30, 1991, by and between CNG Transmission Corporation, a Delaware corporation, and Norfolk and Western Railway Company, predecessor in interest to Norfolk Southern Railway Company, a Virginia corporation.

This License Agreement ("Agreement") is made as of the 30th day of December, 1991, by and between **CNG TRANSMISSION CORPORATION** ("CNG") and **NORFOLK AND WESTERN RAILWAY COMPANY** ("NW").

WITNESSETH; That

WHEREAS, NW is constructing a conveyor system in the vicinity of Kopperston, WV, ("System") and requires a storage area for materials which are being assembled for that project; and

WHEREAS, CNG currently has space in its pipe storage yard located near Oceana, WV, ("Yard") which could be used by NW for the temporary storage of materials; and

WHEREAS, CNG is agreeable to NW's use of the storage area upon the following terms and conditions.

NOW, THEREFORE, in consideration of the covenants hereinafter contained, the parties agree as follows:

1. NW shall be permitted to store materials for the System at CNG's pipe storage yard which is located as described in Exhibit A, attached hereto and incorporated herein. CNG shall designate the area within the Yard where NW may store its materials.

2. All of NW's material stored at the Yard shall remain there at NW's sole risk, and NW agrees that it shall not make any claim against CNG for loss or damage to said material while it is located in the Yard.

3. NW hereby agrees to protect, defend, indemnify and hold harmless CNG of and from any and all damages, and claims for damages, demands, suits, recoveries, judgments, or executions which may arise or be made, had, brought or recovered against CNG by reason of or on account of any injuries or damages to persons or property resulting from the rights herein granted.

4. NW will reimburse CNG for any of CNG's material that may mysteriously disappear from the Yard during the period of NW's use of the Yard pursuant to this Agreement, unless it can be shown that such material disappeared through the acts of CNG or third parties. CNG will notify NW promptly of any disappearance of its material. CNG agrees not to permit third parties to have access to the Yard during the term of this Agreement.

5. NW will provide a double-lock apparatus on the entrance gate to the Yard so that CNG or NW can access material as is necessary.

6. After NW has removed its material from the Yard upon completion of the System, it shall clean up, grade and seed the Yard as may be reasonably necessary to restore the property to its condition at the beginning of this Agreement.

7. NW agrees to be responsible for any environmental contamination to CNG's land caused by NW's storage of materials in the Yard or by the exercise of the privileges herein granted, and agrees to clean up, in accordance with applicable legal requirements, any such contamination. NW hereby agrees to indemnify and save harmless CNG from and against any and all liability arising from any environmental contamination or pollution caused by NW's use of the Yard.

8. This agreement may be terminated by either party upon ninety (90) days advance written notice, and shall terminate automatically upon NW's vacation of the Yard and restoration as required by this agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

CNG TRANSMISSION CORPORATION

By [signature]
Vice President, Field Operations

NORFOLK AND WESTERN RAILWAY COMPANY

By [signature]
Vice President-Mechanical

EXHIBIT "A"

Tract 2, 59692, Situate in the District of Oceana: The surface of that certain tract or parcel of land situate on the waters of Clear Fork of Guyandot River, more particularly bounded and described as follows: Beginning at a point in property line between lands of Loup Creek Company and Eastern Gas and Fuel Associates 39.7-acre tract, which said point is in the center of Clear Fork of Guyandot River and is located North 55° 53' West 14.5-feet from a stone in the center of said Clear Fork a common corner to lands of Loup Creek Company—Eastern Gas and Fuel Associates 39.7-acre tract and The Virginian Railway Company; thence down said Clear Fork with centerline thereof and with said property line North 55° 53' West 239.97-feet to an iron pipe in center of said Clear Fork, a corner in said property line; thence continuing down said Clear Fork with centerline thereof and with said property line South 72° 51' West 114.12-feet to a point on a rock in center of said Clear Fork, a corner in said property line; thence leaving the centerline of said Clear Fork and with said property line North 57° 56' West 24.52-feet to an "X" on a rock on north edge of said Clear Fork and in said property line; thence leaving said property line South 44° 59' West 403.46-feet to an "X" on rock on north edge of said Clear Fork; thence South 31° 22' West 177.97-feet to an "X" on rock on north edge of said Clear Fork; thence South 23° 56' West 379.59-feet to a stake on north edge of said Clear Fork; thence leaving said Clear Fork and crossing West Virginia Secondary Route 2, North 51° 03' West 133.07-feet to an iron pipe corner; thence South 1° 34' West 156.44-feet to a stake; thence crossing said West Virginia Secondary Route 2 and said Clear Fork South 79° 29' East 152.35-feet to an iron pipe; thence South 10° 12' West 239.69-feet to a stone; thence South 1° 11' East 31.32-feet to an iron pipe; thence South 25° 26' East 314.71-feet to an iron pipe by a large white oak; thence South 64° 43' East 121.39-feet to an iron pipe; thence North 33° 26' East 24.28-feet to an iron pipe 125-feet from the centerline of the Morri Branch of The Virginian Railway Company; thence parallel to and 125-feet from said Morri Branch centerline North 10° 51' East 896.55-feet to an iron pipe opposite Virginian Railway Station 72+85.8 P.C. 9° 28' R.; thence parallel to and 125-feet distant from said Morri Branch centerline along the arc of a 7° 51' curve to the right 707.81-feet to the point of beginning, containing 11.59-acres, more or less, and being the same real estate conveyed to the Hope Natural Gas Company by Loup Creek Company by deed dated October 24, 1947, and recorded in the Wyoming County Clerk's Office in Book 126, at Page 202.

THIS COAL WASHING AND LOADING AGREEMENT (this "Agreement") is entered into as of the 21st day of November, 2013 (the "Effective Date"), by and between **SYNERGY COAL, LLC,** a West Virginia limited liability company ("Synergy"), and **PIONEER FUEL CORPORATION**, a West Virginia corporation ("Pioneer").

R E C I T A L S:

WHEREAS, Pioneer, as seller, and Synergy, as buyer, are parties to an Asset Purchase Agreement dated September 30, 2013 (the "Purchase Agreement"), whereby Pioneer sold to Synergy certain personal property and real property assets (the "Acquired Assets"), including a mothballed coal washing plant that has not been in active operation for more than ten (10) years (the "Wash Plant") and a recently operated coal loadout facility with rail access (the "Loadout"), commonly known as the Hatcher Preparation Plant (the Wash Plant and the Loadout referred to herein as the "Facility") located in Wyoming County, West Virginia; and

WHEREAS, the closing under the Purchase Agreement has occurred on the date hereof and, pursuant to the Purchase Agreement, the parties hereto have agreed as a portion of the consideration of the Acquired Assets that Synergy shall, on a non-exclusive basis, process, prepare, and load run-of-mine coal as Pioneer, an Affiliate or hauling contractor of Pioneer or such Affiliate may deliver to the Facility (the "Pioneer Coal"); and

WHEREAS, Synergy, prior to providing coal washing services, intends to repair or replace the Wash Plant making it fully operational and in a condition that is in accordance with generally accepted coal industry standards with the operation and use thereof in compliance in all material respects with all regulatory requirements (the "Repairs").

NOW, THEREFORE, for and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. **General Undertaking**. As and to the extent such services are hereinafter requested by Pioneer and with the understanding that Pioneer shall have no obligation to request any such services, Pioneer hereby engages Synergy to render the services set forth in this Agreement in connection with the processing, preparation and/or loading of Pioneer Coal through the Facility, and Synergy hereby agrees to render such services to Pioneer, on a non-exclusive basis, during the term hereof, at the prices and upon the other terms and conditions set forth herein; provided that until the Repairs are made, Synergy shall provide loading services only to Pioneer as and to the extent that any such services are requested by Pioneer and, upon completion of the Repairs, Synergy shall provide written notice of such completion and Pioneer thereafter may deliver Pioneer Coal for washing and loading through the Facility. Synergy agrees that priority for providing the services herein shall be given to Pioneer over any third party other than Synergy.

2. **Term.** The term of this Agreement shall commence on the Effective Date and continue for a period of twenty (20) years ("Initial Term"), unless terminated earlier as provided herein; provided, however, Pioneer may renew this Agreement for an additional ten (10) year period beyond the Initial Term by giving Synergy notice of its intention to do so not less than sixty (60) days prior to the end of the Initial Term. Pioneer shall have the right to surrender and terminate this Agreement by providing Synergy with ninety (90) days' written notice of its intention to surrender and terminate, in which event this Agreement shall terminate at the expiration of such thirty-day period; provided, that such surrender and termination shall

not relieve either party of its obligations and liabilities hereunder accrued prior to the date of such surrender and termination.

3. **Specific Undertakings of Synergy.** Synergy agrees to perform its services hereunder in a diligent manner for the purpose of providing that the Pioneer Coal may be washed and/or loaded through the Facility in conformity with generally accepted industry standards applicable to a coal processing and loading facility. Synergy will wash the coal delivered by Pioneer at a specific gravity and in accordance with other operating parameters as agreed between Synergy and Pioneer before processing and/or loading the Pioneer Coal. Synergy shall be responsible for the disposal of the reject material resulting therefrom. Synergy shall also provide separate stockpile areas at the Facility for the Pioneer Coal and shall be responsible for loading such coal into railroad cars or trucks as directed by Pioneer. Pioneer shall be entitled to have its respective representatives on the premises of the Facility during routine operating hours and may sample the Pioneer Coal at any time and wherever it is located at the Facility.

3.1. **Ingress and Egress.** Synergy hereby grants to Pioneer and its Affiliates, agents and contractors the non-exclusive right of ingress and egress to and from the Facility over existing roadways or extensions thereof for the limited purpose of delivering the Pioneer Coal or exercising any of its rights or obligations as set forth in this Agreement.

3.2. **Compliance with Laws.** Synergy shall operate the Facility in compliance in all material respects with all applicable permit requirements and with the laws of the United States of America, the State of West Virginia and its political subdivisions and any rules, regulations, ordinances and orders issued thereunder which may be in effect from time to time including, but not limited to, any environmental laws.

4. **Title and Risk of Loss**. As between Pioneer and Synergy regarding Pioneer Coal processed under this Agreement, Pioneer shall retain title to all of the Pioneer Coal prepared and loaded by Synergy hereunder.

5. **Operation; Scheduling**.

5.1. **Delivery**. Pioneer (directly or through its Affiliates or its or their hauling contractors) shall be responsible, at its sole cost and expense, for delivering and unloading the Pioneer Coal at the Facility.

5.2. **Permits**. Synergy shall be solely responsible for renewing and otherwise keeping current and valid any and all permits, licenses or other government authorizations necessary to operate the Facility in compliance in all material respects with applicable local, state or federal laws and regulations or industry standards.

6. **Repairs; Upgrades of Facility**. If at any time during the term of this Agreement, Synergy desires to repair or upgrade the Facility, it shall provide Pioneer with as much advance notice as is reasonably practical of the proposed repairs or improvements.

7. **Washing and Loading Fees**. Pioneer agrees to pay Synergy for the services to be performed under this Agreement a fee equal to (a) a fee for Pioneer Coal washed (the "Processing Fee") and (b) a fee for Pioneer Coal loaded ("Loading Fee" and, together with the Processing Fee, the "Fees") at the Facility equal to Synergy's cash cost of operating the Wash Plant or the Loadout, as applicable, in connection with providing the services to Pioneer hereunder, equal to the reasonable SG&A allocation plus normal depreciation (calculated in accordance with United States generally accepted accounting principles) of property, plant and equipment associated the Wash Plant or the Loadout, as applicable, ("Operating Costs"), plus ten percent (10%). The Operating Costs shall be set quarterly based on documented changes in such

cost of production of the Facility as follows: on or before the 15th day of the third month of each calendar quarter, Synergy shall inform Pioneer of the Processing Fee and Loading Fee together with supporting documentation to reflect the cost of operation of the Facility for that quarter, and the Processing Fee and Loading Fee shall be adjusted accordingly and shall be the Fees for the next quarter.

8. **Records; Audit Rights.** Synergy shall keep and shall cause to be kept during the term of this Agreement and for not less than five (5) years after the expiration or termination of this Agreement, accurate records showing in detail the calculation of the Fees and capacity of the Facility. Pioneer and its auditors, agents, engineers, attorneys or other persons on its behalf shall have access at any and all reasonable times during routine operating hours to all records containing facts necessary for a just accounting of amounts due to Synergy hereunder and to the offices where such records are kept, for the purpose of inspecting, auditing and making copies thereof, all at Pioneer's sole expense. All information reviewed in the exercise of the rights of Pioneer under this Section 8 shall be held in confidence by Pioneer and its auditors, agents, engineers, attorneys or other persons acting on its behalf.

9. **Payment.** For each month in which services are requested hereunder by Pioneer and performed by Synergy, Synergy shall provide Pioneer with an invoice within five (5) days following the end of each calendar month covering the total quantity of Pioneer Coal processed and/or loaded at the Facility during such period, which invoices shall set forth the amount of the Processing Fee and Loading Fee due to Synergy hereunder. All payments shall be made by or on behalf of Pioneer within thirty (30) days of receipt of the invoice by wire transfer to Synergy to such account or accounts as specified in writing by Synergy to Pioneer.

10. **Third Party Coal Process Payment.** If Synergy washes and/or loads for a fee coal owned by a third party unaffiliated with Synergy or Pioneer at the Facility during the term of this Agreement, by the 25th day of the month following loading, Synergy shall pay Pioneer a fee calculated as follows: (i) for coal loading only, 10 cents per ton during the first two years of the term of this Agreement and 25 cents per ton thereafter; and (ii) for coal washing and loading, 10 cents per raw ton delivered to the Facility during the first two years of the term of this Agreement and 25 cents per raw ton thereafter.

11. **Relationship of Parties.** The parties acknowledge and agree that neither this Agreement, nor the Purchase Agreement or other agreements related thereto, nor any documents or writings executed in connection herewith shall be construed as creating any partnership, joint venture, co-venture, or other business combination or a fiduciary relationship or obligation between the parties or with any other person or entity.

12. **Safety.** Synergy and Pioneer each shall cause its respective employees, Affiliates and any of its respective agents, representatives, lessees, sublessees, contractors, subcontractors and invitees to abide in all material respects by all safety and security rules in force at the Facility.

13. **Indemnification.** Subject to the express limitations set forth elsewhere in this Agreement, each party (the "Indemnitor") shall indemnify and hold harmless the other party hereto, its subsidiaries, Affiliates and their respective shareholders, members, owners, officers, directors, employees, agents, and contractors ("Indemnitees") from and against any and all liabilities, demands, losses, claims, taxes, penalties, interest, judgments, charges, actions, suits, proceedings, judgments, fines and damages of any kind and nature, for illness, disease, bodily or personal injury to or death of any person or persons, damage to or loss of property, or for loss of

services, and for any and all related litigation costs and expenses, violation of law or regulations, or otherwise, arising out of, related to or connected with, directly or indirectly, such Indemnitor's performance or failure to perform hereunder, together with any and all costs and expenses, including those incurred in the enforcement of indemnity hereunder and reasonable attorneys' fees, that may be incurred in connection therewith. The foregoing obligations of each party shall be in addition to its specific agreements and obligations elsewhere in this Agreement. All indemnity obligations under this Agreement shall survive cancellation, termination or expiration of this Agreement.

14. Insurance. Each party shall maintain, at its sole cost and expense, and shall require any contractors and subcontractors it may engage to perform work at or about the Facility to maintain at its sole cost and expense, at all times during the term of this Agreement and any extension thereof, insurance coverages consistent with general industry standards. The obligations to obtain and maintain the insurance coverage stated in this Section shall not be construed in any way to limit a party obligation to indemnify the other party and its Indemnitees as provided elsewhere under this Agreement. All of the insurance coverage required under the Section shall be obtained from a reputable insurer who is licensed to do business in the State of West Virginia. Each party from time to time, as and when reasonably requested by the other party, shall furnish to the other party, or cause to be furnished, copies of all certificates which provide the insurance coverage required by this Section.

15. Default; Remedies.

(a) The occurrence of any of the following events shall constitute an event of default (each an "Event of Default") hereunder:

(1) Pioneer or an Affiliate (A) fails to pay any fees or other amounts due hereunder as the same shall become due and payable within five (5) days after receipt of written notice of overdue invoice to Pioneer or (B) fails to observe, comply with or perform any of its agreements or obligations under this Agreement and such failure is not corrected to the reasonable satisfaction of Synergy within fifteen (15) days after receipt of written notice thereof to Pioneer; or

(2) Synergy fails to observe, comply with or perform any of its agreements or obligations under this Agreement, and such failure is not corrected to the reasonable satisfaction of Pioneer within fifteen (15) days after receipt of written notice thereof to Synergy; or

(3) Pioneer is adjudicated to be bankrupt, whether in voluntary or involuntary proceedings, or if any receiver, trustee, assignee or other person or persons is appointed by any court to take charge of Pioneer's assets; or

(4) Synergy is adjudicated to be bankrupt, whether in voluntary or involuntary proceedings or if any receiver, trustee, assignee or other person is appointed by any court to take charge of Synergy's assets.

(b) Upon the occurrence of an Event of Default, the aggrieved party may immediately thereafter cancel and terminate this Agreement by providing written notice thereof to the defaulting party. Also, such aggrieved party shall have any and all other remedies to which it is entitled as a matter of law.

(c) Due to the unique nature of the services to be performed hereunder and the location thereof, Synergy acknowledges and agrees that Pioneer would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their

specific terms or otherwise are breached. Accordingly, Synergy agrees that Pioneer shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, in addition to any other remedy to which it may be entitled, at law or in equity.

15.1. Waiver of Performance or Default. A failure of either party to insist in any one or more instances upon strict performance of any covenants, terms or conditions imposed upon or assumed by either party under this Agreement, or the failure of either party to exercise any particular option or right granted by this Agreement, shall not be construed as a waiver or relinquishment for the future performance of any such covenant, term or condition, or as to the exercise of any such option or right. Moreover, a waiver by either party of a default or breach hereunder shall not be deemed to be a waiver of any subsequent default or breach, and any delay in asserting a right hereunder shall not be deemed a waiver of such right. The preceding sentence shall not be construed as a waiver of any applicable statute of limitations.

15.2. Remedies. The rights and remedies of the parties as set forth in this Agreement shall not be exclusive, but shall be taken and construed as cumulative and in addition to any and all other rights and remedies accorded to either party at law or equity.

16. Assignment. Synergy agrees that it will not assign, delegate, or otherwise transfer its rights or obligations under this Agreement, either voluntarily or by operation of law, without the prior written consent of Pioneer, which consent shall not be unreasonably withheld (as the term "unreasonably withheld" is described in Sections 11.1(b) and (c) of the Purchase Agreement); provided, however, such consent shall not be required in the event of a "Permitted Sale" (as such term is defined in the Purchase Agreement). Synergy agrees that it shall not agree to a Permitted Sale, any other transfer permitted under this Section or any sale, lease, sublease,

assignment, license or other conveyance of the Acquired Assets, without first securing the agreement of the transferee to assume and agree to perform the obligations of Synergy under this Agreement. Immediately upon the conclusion of such transfer, Synergy, or its permitted successors or assigns, shall notify Pioneer of the transaction. Synergy's right to assign or transfer this Agreement as specifically provided herein shall not be deemed to be a consent or waiver as to any other or future transfers prohibited by this Section without Pioneer's consent as provided herein. A transfer, other than by death, in one or more transactions designed to effect such transfer, of a controlling interest in Synergy (or in an Affiliate or parent of any Affiliate to which an interest in this Agreement or the Acquired Assets has been transferred) to a group or interest not in control thereof as of the date hereof shall constitute an assignment within the meaning of this Section. This Agreement and the rights and obligations of Pioneer hereunder may be freely assigned or transferred by Pioneer to any Affiliate or other third party by express agreement or by operation of law subject only to Synergy being provided with subsequent notice thereof.

17. Force Majeure. "Force majeure" shall mean a cause beyond the reasonable control of and not due to the fault or negligence of Synergy which wholly or partially prevents the washing and loading of coal through the Facility.

17.1. Examples (without limitation) of force majeure are the following: acts of God, war, acts of the public enemy, insurrections, riots, strikes, labor disputes, delays relating to floods, interruptions to or contingencies of transportation or loading, fuel supplies or electrical power.

17.2. If because of force majeure, Synergy is unable to perform its obligations under this Agreement, the work and other obligations and liabilities of Synergy shall

be suspended and the term of the Agreement extended, to the extent necessary by and during the continuance of such force majeure.

17.3. Synergy shall use its best efforts to eliminate the cause or effect of force majeure as soon as reasonably possible, except that labor disputes or strikes shall be settled at the sole discretion of the party that hires the labor at issue.

18. Miscellaneous.

(a) **Notices.** All payments, notices, elections, requests, demands and other communications hereunder shall be in writing and shall be deemed duly given (i) if mailed, at the time delivered or deposited in the United States Mail, certified or registered, postage pre-paid, and (ii) if delivered by telecopier, overnight courier, personally or otherwise, when actually received during business hours (or if received after such business hours, on the next following business day), in each case addressed as follows (or to other place which any party hereto shall have given written notice thereof to the other party):

If to Synergy at:

Synergy Coal, LLC
Attention: Manager
P. O. Box 2554
Oceana, West Virginia 24870
Facsimile: (757) 596-9302

If to Pioneer at:

Pioneer Fuel Corporation
Attention: President
P. O. Box 16429
Bristol, VA 24209
Facsimile: (276) 623-2876

With copies to:

Alpha Natural Resources, LLC
Attention: General Counsel
P. O. Box 16429
Bristol, VA 24209
Facsimile: (276) 623-2876

Jackson Kelly PLLC
P.O. Box 553
Charleston, WV 25322
Attention: Christina T. Brumley
Facsimile: (304) 340-1080

(b) **Governing Law.** This Agreement shall be governed by and construed according to the laws of the State of West Virginia, without regard to or application of its conflict of laws rules.

(c) **Binding Agreement and Benefits.** This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

(d) **Time of Essence.** Time shall be of the essence in the performance of all of the obligations and agreements under this Agreement.

(e) **Severability of Provisions.** If any provision of this Agreement, or the application thereof, to any person or circumstance shall, to any extent, be held in any proceeding to be invalid or unenforceable, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it is held to be invalid or enforceable, shall not be affected thereby, and shall be valid and enforceable to the fullest extent permitted by law, but only if and to the extent such enforcement would not materially and adversely frustrate the parties' essential objectives as expressed herein.

(f) **Entire Agreement.** This Agreement constitutes all of the agreements, conditions, understandings, representations and warranties made between the parties hereto

relating to the subject matter hereof and is expressly intended to supersede all prior or contemporaneous agreements, whether written or oral, between the parties.

(g) **Counterparts.** This Agreement may be executed in counterparts (including via facsimile and e-mail), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto. The executed Agreement together with any attachments hereto may be photocopied and stored on computer tapes, disks and similar electronic storage media ("Imaged Document"). If an Imaged Document is introduced as evidence in any judicial, arbitration, mediation or administrative proceeding, neither party shall object to the admissibility of the Imaged Document on the basis that such was not originated or maintained in documentary form under either the hearsay rule, the best evidence rule, or other rule of evidence.

(h) **"Affiliate"** means, with respect to any person, any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person. For the purposes of this definition, "control," when used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract, or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

(i) **Inference.** No inference shall be drawn in favor of or against any party based on its participation in the drafting of this Agreement or any of the other documents referenced herein.

19. **Headings**. Section headings are not to be considered part of this Agreement, are solely for convenience of reference, and shall not affect the meaning or interpretation of this Agreement or any provision in it.

20. **No Disclosure; Recordation**. Without the prior written consent of the other party, and except to the extent required by applicable laws and regulations or for the conduct of the legal, accounting and taxation affairs of their respective businesses, neither party will disclose to any person the terms and conditions of this Agreement. Disclosure of the terms of this Agreement may be made as required to secure financing, but such party shall receive the assurance of such lender or prospective lender that such information shall be held in confidence. This Agreement shall not be recorded absent mutual agreement between the parties hereto, but the parties agree that each shall execute a memorandum of agreement in a form mutually agreed upon by the parties upon the request of Pioneer.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized corporate officers as of the day and year first above written.

SYNERGY COAL, LLC,
a West Virginia limited liability company

By: THOMAS M. SHELTON
Its: OPERATING MANAGER

PIONEER FUEL CORPORATION,
a West Virginia corporation

By: Ronald B. Hall
Ronald B. Hall
Vice President – Idle Assets

COAL PURCHASE OPTION AGREEMENT

THIS COAL PURCHASE OPTION AGREEMENT ("Agreement"), made and effective as of the 21st day of November, 2013, by and between **PIONEER FUEL CORPORATION**, a West Virginia corporation ("Pioneer"), and **SYNERGY COAL, LLC**, a West Virginia limited liability company ("Synergy").

RECITALS:

WHEREAS, Pioneer, as seller, and Synergy, as buyer, are parties to an Asset Purchase Agreement dated September 30, 2013 (the "Purchase Agreement"), whereby Pioneer sold to Synergy certain personal property and real property assets (the "Acquired Assets"), including a mothballed coal washing plant that has not been in active operation for more than ten (10) years (the "Wash Plant") and a recently operated coal loadout facility with rail access (the "Loadout"), commonly known as the Hatcher Preparation Plant (the Wash Plant and the Loadout referred to herein as the "Facility") located in Wyoming County, West Virginia; and

WHEREAS, the closing under the Purchase Agreement has occurred on the date hereof and, pursuant to the Purchase Agreement, the parties hereto have agreed as a portion of the consideration for the Acquired Assets that Pioneer shall have a right to purchase, upon the terms and subject to conditions of this Agreement, any saleable coal hauled, stored or processed through the Facility (the "Subject Coal"); provided, however, that the Subject Coal shall not include any coal that Synergy is processing or loading for an unaffiliated third party for a fee (including Pioneer and its Affiliates) and in which neither Synergy nor any Affiliate of Synergy has an ownership interest.

W I T N E S S E T H:

That for and in consideration of the mutual covenants of the parties herein contained, and other good and valuable consideration, the receipt and sufficiency of all of which are hereby acknowledged, the parties hereto agree as follows:

1. **Right to Purchase Subject Coal.** Upon the terms and subject to the conditions of this Agreement, Synergy hereby grants to Pioneer the exclusive right of first refusal to purchase up to the first 180,000 tons of 2,000 pounds each (referred to herein as "tons") of Subject Coal (the "Contract Volume") per calendar year ("Year") in accordance with the provisions set forth below. If Subject Coal is not available in an amount sufficient to meet the Contract Volume in any Year, Pioneer has the exclusive right of first refusal to purchase the entire volume of coal available for that Year in accordance with the provisions set forth below. If the amount of available Subject Coal exceeds the Contract Volume (such excess coal, the "Excess Contract Volume") in any given Year, Synergy hereby grants Pioneer a right of first offer to purchase all or part of the Excess Contract Volume in accordance with the provisions set forth below.

2A. **Exercise of Right of First Refusal to Purchase Contract Volume.**

a. Annual Nomination. By October 1 preceding the beginning of each Year, Synergy shall notify Pioneer in writing (such notice, "Nomination Notice") of the anticipated Contract Volume, specifications, origin and other information set forth in Exhibit 1 attached hereto, of Subject Coal available for purchase in the upcoming Year (the "Nominated Coal").

b. Election. If Pioneer wishes to purchase all or part of the Nominated Coal, Pioneer shall have thirty (30) days from its receipt of the Nomination Notice to

notify Synergy in writing (such notice, the "Election Offer") that Pioneer exercises its right to purchase all or part of the Nominated Coal and the amount Pioneer is willing to pay for such quantity of the Nominated Coal (the "Election Price"). If Pioneer does not provide Synergy an Election Offer within said 30-day period, Pioneer shall be deemed to have waived its right of first refusal for the Nominated Coal for that Year only.

c. Acceptance or Superior Price Notice. Upon receiving the Election Offer, Synergy shall have fifteen (15) days from its receipt of the Election Offer to either (i) accept the Election Offer at the Election Price or (ii) notify Pioneer that it has an offer from a bona fide third-party purchaser in an arms' length transaction other than Pioneer ("Other Purchaser") for the Nominated Coal tonnage that is superior to the Election Price (a "Superior Offer"), such notice to include the information set forth in Exhibit 1 together with the amount of the Superior Offer (the "Superior Price") and all other terms of the purchase ("Superior Price Notice"). If Pioneer does not receive an acceptance or Superior Price Notice from Synergy within said 15-day period, Pioneer's Election Offer will be deemed to have been accepted by Synergy. Upon acceptance of the Election Offer, Synergy and Pioneer (or Pioneer's designated Affiliate) shall execute a Coal Purchase Confirmation ("Confirmation") in the form attached hereto as Exhibit 2 for the purpose of memorializing the terms of the transaction. If Pioneer wishes to purchase the Nominated Coal at the Superior Price, Pioneer shall have fifteen (15) days from its receipt of the Superior Price Notice to notify Synergy in writing (such notice, the "Superior Price Election") that Pioneer exercises its right to purchase the Nominated Coal at the Superior Price on the terms of the Superior Price Notice. Upon such Superior Price Election, Synergy and Pioneer (or Pioneer's designated Affiliate) shall execute a Confirmation memorializing the terms of the transaction. If Pioneer does not provide Synergy a Superior Price

Election within said 15-day period, Pioneer shall be deemed to have waived its right to purchase the Nominated Coal for that Superior Price Notice only and Synergy may sell the Nominated Coal for the Superior Price to the Other Purchaser at the terms set forth in the Superior Price Notice. In such event, Synergy shall pay to Pioneer a production payment equal to four percent (4%) of the Superior Price for each ton of the Nominated Coal sold by Synergy, its Affiliate or its or their agent, representative, employee, lessee, sublessee, contractor or subcontractor (each, a "Related Party"). For purposes of this Agreement, the term "Affiliate" shall mean any person or entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified party. In this context, the term "control" (including the terms *controls, controlled* by and *under common control with)* means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract, or otherwise.

d. Waiver. If Pioneer does not provide Synergy an Election Offer to purchase the Nominated Coal, Synergy may sell, during that Year only, the Nominated Coal to an Other Purchaser, and Synergy shall pay to Pioneer a production payment equal to two percent (2%) of the Gross Sales Price for the Nominated Coal sold. "Gross Sales Price" means the total amount receivable for each ton of Subject Coal, directly or indirectly, in an arms' length transaction, by Synergy, a Related Party or the last party controlled by or under common control with Synergy or a Related Party, upon sale of such coal: (a) for washed coal, determined as if the sale were made free on board (F.O.B.) at the point at which any washing, preparation or processing of such coal is completed by Synergy or a Related Party and the coal has been loaded for delivery to the purchaser thereof; and (b) for coal sold as a run of mine product, determined

at the point where the coal has been loaded for delivery to the purchaser thereof. Such Gross Sales Price shall be determined without deductions or offsets whatsoever.

e. Additional Nominations up to Contract Volume. In the event, from time to time, that a higher volume of Subject Coal is or will be hauled, stored or processed through the Facility above the amount indicated in the Nomination Notice, Pioneer shall have a right of first refusal to purchase the additional volume up to the full amount of the Contract Volume. Synergy must immediately notify Pioneer in writing when it discovers that such additional Subject Coal ("Additional Nominated Coal") will be hauled, stored or processed through the Facility, such notice to include the same details as a Nomination Notice ("Additional Nomination Notice"). Following an Additional Nomination Notice, the parties shall follow the same process set forth in Sections 2A(b) through 2A(d), except that in said sections, the following terms where found shall be re-defined as follows: (i) "Additional Nominated Coal" shall replace "Nominated Coal"; (ii) "Additional Nomination Notice" shall replace "Nomination Notice"; and (iii) "for that Additional Nomination Notice" shall replace "for that Year" and "during that Year." Where applicable elsewhere in this Agreement to give meaning to Additional Nominated Coal as defined in this Section, reference to Nominated Coal shall also refer to Additional Nominated Coal.

f. Confirmation. If the parties fail to execute a Confirmation when one is required under Section 2A(c) for a particular transaction due to oversight or otherwise, the parties shall be deemed to have executed a binding Confirmation reflecting the terms and conditions of that particular transaction as set forth in the: (i) Election Offer at the Election Price, or (ii) the Superior Price Election on the terms of the Superior Price Notice (as the case may be).

Further, each Confirmation actually executed or deemed executed shall represent a separate and distinct transaction governed solely by the terms of the applicable Confirmation.

2B. <u>Exercise of Right of First Offer to Purchase Excess Contract Volume of Subject Coal</u>.

a. Annual Nomination. By October 1 preceding the beginning of each Year, Synergy shall notify Pioneer in writing (such notice, "Excess Volume Nomination Notice") of the anticipated Excess Contract Volume, specifications, origin and other information set forth in Exhibit 1 attached hereto, of Subject Coal available for purchase in the upcoming Year (the "Nominated Excess Coal").

b. Election. If Pioneer wishes to purchase all or part of the Nominated Excess Coal, Pioneer shall have thirty (30) days from its receipt of the Excess Volume Nomination Notice to notify Synergy in writing (such notice, the "Excess Volume Election Offer") that Pioneer exercises its right to purchase all or part of the Nominated Excess Coal and the amount Pioneer is willing to pay for such quantity of the Nominated Excess Coal (also referred to herein as the "Election Price"). If Pioneer does not provide Synergy an Excess Volume Election Offer within said 30-day period, Pioneer shall be deemed to have waived its right of first offer for the Nominated Excess Coal for that Year only and Synergy shall pay to Pioneer a production payment equal to two percent (2%) of the gross sales price for each ton of such coal sold by Synergy or a Related Party.

c. Acceptance or Rejection. Upon receiving the Excess Volume Election Offer, Synergy shall have fifteen (15) days from its receipt of the Excess Volume Election Offer to either (i) accept the Excess Volume Election Offer at the Election Price or (ii) notify Pioneer that it rejects the Excess Volume Election Offer. If Pioneer does not receive an

acceptance or rejection from Synergy within said 15-day period, Pioneer's Excess Volume Election Offer will be deemed to have been accepted by Synergy. Upon acceptance of the Excess Volume Election Offer, Synergy and Pioneer (or Pioneer's designated Affiliate) shall execute a Confirmation for the purpose of memorializing the terms of the transaction. In the event of rejection, Synergy shall pay to Pioneer a production payment equal to two percent (2%) of the gross sales price for each ton of such coal sold by Synergy or a Related Party.

d. Additional Nominations of Excess Contract Volume. In the event, from time to time, that a higher volume of Subject Coal is or will be hauled, stored or processed through the Facility than the amount indicated in the Excess Volume Nomination Notice, Pioneer shall have a right of first offer to purchase such additional volume. Synergy must immediately notify Pioneer in writing when it discovers that such additional Subject Coal ("Additional Excess Volume Nominated Coal") will be hauled, stored or processed through the Facility, such notice to include the same details as an Excess Volume Nomination Notice ("Additional Excess Volume Nomination Notice"). Following an Additional Excess Volume Nomination Notice, the parties shall follow the same process set forth in Sections 2B(b) through 2B(d), except that in said sections, (i) the following terms where found shall be re-defined as follows: (A) "Additional Excess Volume Nominated Coal" shall replace "Excess Volume Nominated Coal"; (B) "Additional Excess Volume Nomination Notice" shall replace "Excess Volume Nomination Notice"; and (C) "for that Additional Excess Volume Nomination Notice" shall replace "for that Year" and "during that Year"; and (ii) the following time periods where found shall be replaced as follows: (A) "thirty" or "30" day references in Section 2B(b) shall be replaced with "fifteen" or "15"; and (B) "fifteen" or "15" day references in Section 2B(c) shall be replaced with "seven" or "7." Where applicable elsewhere in this Agreement to give meaning to Additional Excess

Volume Nominated Coal as defined in this Section, reference to Nominated Coal shall also refer to Additional Excess Volume Nominated Coal.

e. Confirmation. If the parties fail to execute a Confirmation when one is required under Section 2B(c) for a particular transaction due to oversight or otherwise, the parties shall be deemed to have executed a binding Confirmation reflecting the terms and conditions of that particular transaction as set forth in the Excess Volume Election Offer at the Election Price. Further, each Confirmation actually executed or deemed executed shall represent a separate and distinct transaction governed solely by the terms of the applicable Confirmation.

3. Payment.

a. Pioneer's Payment. Pioneer (or Pioneer's designated Affiliate, if applicable) shall pay Synergy the Election Price or Superior Price, as applicable, of any Nominated Coal purchased hereunder in accordance with the terms of the applicable Confirmation.

b. Synergy's Payment. Synergy shall pay the production payment due on any Nominated Coal monthly, as applicable, on or before the 25th day of each month with respect to coal sold and loaded to an Other Purchaser during the preceding month. Each payment of production payment shall be accompanied by a statement showing the volume of Nominated Coal sold during the period for which the payment is tendered, the Gross Sales Price or Superior Price, as applicable, per ton, the number of tons sold at such price and the production payment due thereon. Such report shall also show the number of tons sold from each source of the Nominated Coal by identification of tract, coal seam and mine for such month.

c. Waiver of Payment. Pioneer, as grantor, and Synergy, as grantee, are parties to that certain Special Warranty Deed ("Deed") of even date herewith in connection

with the closing under the Purchase Agreement. The Deed conveys a certain tract of land to Synergy ("Conveyed Property") and excepts and reserves unto Pioneer the right to receive a wheelage royalty for coal transported on, over and across the Conveyed Property (as more particularly described therein) on a monthly basis ("Wheelage Royalty"). For any Year in which (i) Pioneer purchases any Nominated Coal, or (ii) Synergy owes and pays Pioneer a production payment due on Nominated Coal sold to an Other Purchaser, Synergy shall be relieved of the monthly obligation to pay any Wheelage Royalty for the corresponding Year under the Deed, and Pioneer hereby waives its rights to be paid the Wheelage Royalty for such Year only.

4. **Term.** This Agreement shall commence on the date hereof and continue for a period of twenty (20) years. Pioneer has the right to terminate this Agreement at any time upon thirty (30) days advance written notice to Synergy. Notwithstanding any such termination, any Confirmation executed pursuant to this Agreement prior to the termination hereof shall survive such termination.

5. **Weights.** All production payment by Synergy to Pioneer for Subject Coal sold to an Other Purchaser shall be paid for on the basis of railroad weights. If such coal is shipped by truck or conveyor or by other than rail transportation, it shall be weighed by Synergy on accurate scales which shall be inspected and approved as accurate by a mutually agreed upon qualified agency or entity, and production payment for such coal shall be made based on such weights.

6. **Records; Audit Rights.** Synergy will keep and cause to be kept during the term of this Agreement and for not less than five (5) years after the expiration or termination of this Agreement, accurate records showing separately the quantities of Subject Coal with respect to which Pioneer is to receive a production payment hereunder, the Gross Sales Price or

Superior Price, as applicable, of all such coal, and true weights of any coal purchased by Pioneer hereunder or by any Other Purchaser. Pioneer and its auditors, agents, engineers, attorneys or other persons on its behalf shall have access at any and all reasonable times during routine operating hours to all records containing facts necessary for a just accounting of amounts due to or from Pioneer hereunder, all contracts relating to offers from and sales of Subject Coal to Other Purchasers, and to the offices where such records are kept, for the purpose of inspecting, auditing and making copies thereof, all at Pioneer's sole expense. For like purposes, Synergy, to the extent Synergy has the right and only to such extent, does hereby authorize Pioneer to request and/or require of any railroad company, trucking company or any other entity providing a mode of transportation of such coal an inspection of its books and records, showing the detailed weight and quantity of all such coal and pertinent information relating thereto; and such carriers and their agents are hereby authorized and requested to show Pioneer and its agents all such records when requested and to furnish all such information upon request. All information reviewed in the exercise of the rights of Pioneer under this Section 6 shall be held in confidence by Pioneer and its auditors, agents, engineers, attorneys or other persons acting on its behalf.

7. **Notices.** Any notice or other communication under or in connection with this Agreement shall be in writing and shall be addressed to the parties as follows:

If to Synergy at:

Synergy Coal, LLC
P. O. Box 2554
Oceana, WV 24870
Attention: Manager
Facsimile: (757) 596-9302

If to Pioneer at:

Pioneer Fuel Corporation
Attention: President

P. O. Box 16429
Bristol, VA 24209
Facsimile: (276) 623-2876

With copies to:

Alpha Natural Resources, LLC
Attention: General Counsel
P. O. Box 16429
Bristol, VA 24209
Facsimile: (276) 623-2876

Jackson Kelly PLLC
P.O. Box 553
Charleston, WV 25322
Attention: Christina T. Brumley
Facsimile: (304) 340-1080

Such notice shall be effective when delivered to such address by United States certified or registered mail or when delivered via facsimile with receipt confirmed. The address or facsimile number of a party may be changed by written notice to the other parties.

8. No Third-Party Beneficiaries. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person other than the undersigned parties any rights or remedies under or by reason of this Agreement.

9. Severability of Provisions. If any provision of this Agreement, or the application thereof, to any person or circumstance shall, to any extent, be held in any proceeding to be invalid or unenforceable, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it is held to be invalid or unenforceable, shall not be affected thereby, and shall be valid and enforceable to the fullest extent permitted by law, but only if and to the extent such enforcement would not materially and adversely frustrate the parties' essential objectives as expressed herein.

10. **Headings.** Section headings are not to be considered part of this Agreement, are solely for convenience of reference, and shall not affect the meaning or interpretation of this Agreement or any provision in it.

11. **Rights of Parties.** Each and every provision hereof shall bind and inure to the benefit of the parties hereto, their legal representatives, successors and assigns. The plural shall be substituted for the singular number in any place or places herein in which the context may require the same.

12. **Governing Law.** This Agreement shall be governed by and construed according to the laws of the State of West Virginia, without regard to or application of its conflict of laws rules.

13. **Assignment.** Synergy agrees that it will not assign, delegate, or otherwise transfer its rights or obligations under this Agreement, either voluntarily or by operation of law, without the prior written consent of Pioneer, which consent shall not be unreasonably withheld (as the term "unreasonably withheld" is described in Sections 11.1(b) and (c) of the Purchase Agreement); provided, however, such consent shall not be required in the event of a "Permitted Sale" (as such term is defined in the Purchase Agreement). Synergy agrees that it shall not agree to a Permitted Sale, any other transfer permitted under this Section or any sale, lease, sublease, assignment, license or other conveyance of the Acquired Assets, without first securing the agreement of the transferee to assume and agree to perform the obligations of Synergy under this Agreement. Immediately upon the conclusion of such transfer, Synergy, or its permitted successors or assigns, shall notify Pioneer of the transaction. Synergy's right to assign and/or transfer this Agreement as specifically provided herein shall not be deemed to be a consent or waiver as to any other or future transfers prohibited by this Section without Pioneer's consent as

provided herein. A transfer, other than by death, in one or more transactions designed to effect such transfer, of a controlling interest in Synergy (or in an Affiliate or parent of any Affiliate to which an interest in this Agreement or the Acquired Assets has been transferred) to a group or interest not in control thereof as of the date hereof shall constitute an assignment within the meaning of this Section. This Agreement and the rights and obligations of Pioneer hereunder may be freely assigned or transferred by Pioneer to any Affiliate or other third party by express agreement or by operation of law subject only to Synergy being provided with subsequent notice thereof.

14. Agreement Amendment. This Agreement may be modified or amended only by an agreement in writing identified as an amendment to this Agreement and signed by the parties or their respective successors in interest and appended hereto.

15. Entire Agreement. This Agreement constitutes all of the agreements, conditions, understandings, representations and warranties made between the parties hereto relating to the subject matter hereof and is expressly intended to supersede all prior or contemporaneous agreements, whether written or oral, between the parties.

16. No Disclosure; Recordation. Without the prior written consent of the other party, and except to the extent required by applicable laws and regulations or for the conduct of the legal, accounting and taxation affairs of their respective businesses, neither party will disclose to any person the terms and conditions of this Agreement. Disclosure of the terms of this Agreement may be made as required to secure financing, but such party shall receive the assurance of such lender or prospective lender that such information shall be held in confidence. This Agreement shall not be recorded absent mutual agreement between the parties hereto, but

the parties agree that each shall execute a memorandum of agreement in a form mutually agreed upon by the parties upon the request of Pioneer.

17. **Counterparts.** This Agreement may be executed in counterparts (including via facsimile and e-mail), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto. The executed Agreement together with any attachments hereto may be photocopied and stored on computer tapes, disks and similar electronic storage media ("Imaged Document"). If an Imaged Document is introduced as evidence in any judicial, arbitration, mediation or administrative proceeding, neither party shall object to the admissibility of the Imaged Document on the basis that such was not originated or maintained in documentary form under either the hearsay rule, the best evidence rule, or other rule of evidence.

18. **Relationship of Parties.** The parties acknowledge and agree that neither this Agreement, nor the Purchase Agreement or other agreements related thereto, nor any documents or writings executed in connection herewith shall be construed as creating any partnership, joint venture, co-venture, or other business combination or a fiduciary relationship or obligations between the parties or with any other person or entity.

19. **Waiver of Performance or Default.** A failure of either party to insist in any one or more instances upon strict performance of any covenants, terms or conditions imposed upon or assumed by either party under this Agreement, or the failure of either party to exercise any particular option or right granted by this Agreement, shall not be construed as a waiver or relinquishment for the future performance of any such covenant, term or condition, or as to the exercise of any such option or right. Moreover, a waiver by either party of a default or

breach hereunder shall not be deemed to be a waiver of any subsequent default or breach, and any delay in asserting a right hereunder shall not be deemed a waiver of such right. The preceding sentence shall not be construed as a waiver of any applicable statute of limitations.

20. **Inference.** No inference shall be drawn in favor of or against any party based on its participation in the drafting of this Agreement or any of the other documents referenced herein.

21. **Interpretation.** Each reference herein to "days" shall mean calendar days.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, the parties hereto have caused their authorized representatives to execute this Coal Purchase Option Agreement as of the date first set forth above:

SYNERGY COAL, LLC,
a West Virginia limited liability company

By: THOMAS M. SHELTON
Its: OPERATING MANAGER

PIONEER FUEL CORPORATION,
a West Virginia corporation

By: Ronald B. Hall
Ronald B. Hall
Vice President – Idle Assets

{C2685614.5}

EXHIBIT 1

REQUIREMENTS OF NOMINATION OR SUPERIOR PRICE NOTICE

Each Nomination Notice or Superior Price Notice delivered by Synergy shall include the following information:

- Source
- Product
- Quantity
- Delivery Period
- Delivery Point
- Specifications: Dry basis, except moisture, in accordance with ASTM standards and limits for:
  - Ash
  - Moisture
  - Oxidation
  - Sulfur
  - Volatile Matter
- For Superior Price Notice, Superior Price and Specifications offered to Other Purchaser
- For Superior Price Notice, price adjustments for ash, moisture and sulfur, if applicable
- For Superior Price Notice, any other terms of the Superior Offer.

EXHIBIT 2

[FORM OF CONFIRMATION]

COAL PURCHASE CONFIRMATION

SELLER:	**Synergy Coal, LLC**	**BUYER:**	**[Pioneer Fuel Corporation, or its designee]**[1]
Address:	[________________]	**Address:**	One Alpha Place Bristol, VA 24202
Attn:	[________________]	**Attn:**	President
Phone:	[________________]	**Phone:**	[________________]
Fax:	[________________]	**Fax:**	[________________]

This Coal Purchase Confirmation ("Confirmation") is made as of the date written below by and between Synergy Coal, LLC, as "Seller," and **[Pioneer Fuel Corporation, or its designee]**, as "Buyer" (Seller and Buyer hereinafter may be collectively referred to as the "Parties" and individually as a "Party"). The terms, provisions, and conditions of this coal purchase transaction are shown below and in the Attachment to this Confirmation dated ____________, 2013 between Buyer and Seller (**"Attachment A"**). If there are any inconsistencies between that shown below and in Attachment A, those shown below shall govern.

Transaction Date:

Source:

Product:

Contract Price: $[_____] FOB Delivery Point

Quantity:

Delivery Period:

Delivery Point: NS# 65630 Edna Ruth [Hatcher] loadout

Specifications: Dry basis, except moisture, in accordance with ASTM standards ("Standards") for coal delivered in a Shipment. A Shipment shall be defined as a unit train (approximately ______ cars).

	Typical	Min	Max	Reject per Shipment
Ash				
Moisture				
Oxidation				
Sulfur				
Volatile Matter				

Scheduling/Delivery: On or before the 20th day of the prior month, the next month's shipment within the Delivery Period shall be scheduled for delivery.

Weighing: Weights shall be determined by certified batch load system at the Delivery Point. The cost of weighing shall be for Seller's account and such weights shall be final and binding and govern for payment.

[1] If designee is Pioneer affiliate.

{C2687186.2}

Sampling / Analysis:	Coal will be sampled and analyzed by a third party laboratory performed at Buyer's destination. Such sampling and analysis will be performed in accordance with ASTM Standards with the cost thereof for Buyer's account. The results of such analysis shall be final and binding and govern for payment.
Invoicing:	Invoices shall be mailed/emailed to the Buyer: Accounts Payable [Buyer] One Alpha Place P.O. Box 16429 (24209) Bristol, VA 24202
Payment Terms:	Buyer shall make payment within 30 days after receipt of invoice. Buyer shall pay Seller in U.S. Dollars, by wire transfer as follows: [INSERT WIRE INSTRUCTIONS]
Price Adjustments:	For each Shipment of coal that the ash is above __.00%, the moisture is above __.00%, or the sulfur is above _______%, then the Contract Price for that Shipment shall be reduced as follows:

Ash:	3% of the Contract Price per nt per 1.00% dry ash above ___.00%, fractions pro rata
Moisture:	______ of the Contract Price per nt per .95% moisture above ____%, fractions pro rata
Sulfur:	1.5% of the Contract Price per nt per 0.10% dry sulfur above _____0%, fractions pro rata

This Confirmation, together with Attachment A, constitutes the entire agreement between the Seller and the Buyer with respect to the subject matter hereof, supersedes all prior oral or written representations and contracts with respect to this transaction, and may be modified only by a written amendment signed by Buyer and Seller. Further, this Confirmation represents a separate and distinct transaction from the Coal Purchase and Option Agreement between Seller and [Buyer/Pioneer Fuel Corporation], dated [___________ __], 2013, and any other confirmation entered into as a result of that agreement.

IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR, AND EACH OF THE PARTIES WAIVES THE RIGHT TO SEEK, CONSEQUENTIAL OR PUNITIVE DAMAGES UNDER THIS AGREEMENT.

Buyer and Seller have caused the execution of this Confirmation by their respective duly authorized officers to be effective as of the date written above.

BUYER:	**SELLER:**
[BUYER]	**SYNERGY COAL, LLC**
By: ______________________	By: ______________________
Title: ______________________	Title: ______________________
Date: ______________________	Date: ______________________

ATTACHMENT A

ATTACHMENT TO COAL PURCHASE CONFIRMATION DATED __________________, 2013 BETWEEN [PIONEER FUEL CORPORATION OR ITS DESIGNEE] AND SYNERGY COAL, LLC

TERMS AND CONDITIONS

1. **Conditions and Acceptance by Seller: Acceptance of the offer set forth in the Confirmation is conditioned upon full and complete acceptance by Seller of all of the terms contained in this Attachment A, and is expressly limited hereby. Any previously accepted or acknowledged terms that are not incorporated herein are deemed void.**

2. **DELIVERY: All deliveries shall be at the Delivery Point specified in the Confirmation at the risk and expense of the Seller. Delivery of the coal shall be FOB the Delivery Point and title to and risk of loss for all coal delivered shall pass from the Seller to the Buyer when the coal is loaded at the Delivery Point. In the event of late or non-delivery during the Delivery Period, Buyer may at its option and without any further liability hereunder, purchase suitable replacement tonnage to satisfy the Seller's commitment to the Buyer and/or completely or partially terminate this Confirmation. Seller will be responsible for damages incurred by the Buyer caused thereby.**

3. **WEIGHTS: All weights will be determined as set forth in the Confirmation.**

4. **TRANSPORTATION: Seller to be responsible to fulfill minimum weight requirements established by the respective transportation companies. Any fees, other than transport rates that may be for Buyer's account and those incurred as a result of Buyer's failures or actions, levied by the transportation carrier transporting the coal covered by this Confirmation are for Seller's account. Seller's fees may include, but are not limited to, overweight charges, charges associated with failure to meet minimum shipment weight, improper billing fees, etc. In the event the railroad, and/or terminal transporting and/or handling this coal refuses or is unable to handle and/or dump the coal because of its physical condition, the Buyer will have the right to reject such coal and hold the Seller responsible for all damages incurred by the Buyer recoverable under the applicable uniform commercial code except as otherwise excluded hereunder.**

5. **INSPECTION AND SAMPLING: Buyer may inspect trucks used by Seller before, during and after unloading coal. Buyer may obtain samples of the coal before, during and after shipment in order that Buyer may analyze such coal to determine the quality thereof.**

6. **ANALYSIS OF COAL:** Buyer may analyze samples of coal delivered under this order, choose a representative, and/or appoint an independent laboratory to sample and analyze the coal delivered. Only sampling and analysis at the destination shall govern for purposes of determining payment. The aforementioned analysis shall be conclusive as to Seller's compliance with the specifications of the coal and as to whether any premiums or penalties which are specified in this Confirmation are due.

7. **FORCE MAJEURE:** Neither Buyer nor Seller shall be in default for failure to perform its obligations under this Confirmation if such failure is caused by events beyond its reasonable control whether foreseeable or unforeseeable, including acts of God, labor difficulties, strikes, fire, war, transportation interruptions or shortages, and power plant or facility outage, or failure of Buyer's customer to take delivery of the coal. The party invoking force majeure ("Affected Party") must give prompt written notice thereof to the other party ("Non-Affected Party") and provide an estimate of what shipments will be missed. Any deficiencies in deliveries caused by Force Majeure shall be made up at the sole discretion of the Non-Affected Party, in which case the Parties will schedule any such make-up deliveries by mutual agreement to be delivered within six (6) months of the expiration of this Confirmation. The Contract Price for any such make-up tons shall be the Contract Price that was in effect at the time of the Force Majeure.

8. **FAILURE TO PERFORM:** In the event the coal exceeds the rejection limits of the quality specifications of the Confirmation or if Seller otherwise fails to perform its obligations to Buyer under this Confirmation, Buyer may, at its option, reject the coal exceeding the rejection limits set forth in this Confirmation, suspend performance of its obligations, or terminate this Confirmation. In such event, Buyer shall have no obligation to accept or pay for any coal not accepted or any services not completely rendered, Buyer may purchase suitable replacement coal, and/or completely or partially terminate this Confirmation, and Buyer may hold Seller liable for all damages recoverable under the applicable uniform commercial code except as otherwise excluded hereunder resulting from Seller's failure to perform or from any such rejection, suspension or termination of the Confirmation.

9. **WAIVER:** The failure of either Party at any time to insist upon strict performance of any provisions of this Confirmation shall not be construed as a waiver of such provisions.

10. **ASSIGNMENT:** Neither this Confirmation or Attachment nor any rights or obligations contained herein may be assigned by either Party without the other Party's prior written consent.

11. **TAXES: Seller agrees to assume all liability under all laws that impose taxes or other exactions applicable to the sale of coal to the Buyer under this Confirmation.**

12. **COMPLIANCE WITH LAW: The Parties will comply with all applicable provisions of all federal, state, and local laws and regulations. The laws of the State of West Virginia shall govern all disputes arising hereunder.**

13. **CONFIDENTIALITY: The Parties acknowledge that the Confirmation contains confidential information that would put them at a competitive disadvantage if disclosed to the public. Therefore, the terms and existence of this Confirmation shall be kept confidential by the Parties, except to the extent: (i) disclosure may be required by law, regulation or judicial or administrative order; (ii) disclosed to its auditors, attorneys, bankers, insurers, investors, and consultants who have agreed to maintain the confidentiality of this transaction; or, (iii) as permitted by mutual consent of the Parties. However, for planning purposes, either Party may disclose information regarding anticipated future shipments to the transporter of the coal being supplied hereunder.**

14. **EQUAL EMPLOYMENT OPPORTUNITY: The Equal Opportunity Clauses required by Executive Order 11246, as amended, the Vietnam Era Veterans' Readjustment Assistance Act of 1974, as amended, 38 U.S.C. 4212 (formerly 2012), Section 503 of the Rehabilitation Act of 1973, as amended, and Executive Order 13496, as amended, and their implementing regulations at 41 CFR Chapter 60 (41 CFR §§ 60-1.4, 60-250.5, 60-300.5 and60-741.5, respectively) are incorporated herein by this reference, as if they were fully set forth herein, and shall be binding upon the Parties, unless exempted by rules, regulations or orders of the Secretary of Labor.**

15. **FREEZEPROOFING: Buyer shall have the right to require Seller to apply a freeze-proofing agent to the coal being delivered hereunder. Buyer shall provide Seller with advance reasonable notice of the dates for starting and ending the freeze-proofing program. Seller shall advise Buyer of the cost of the freeze-proofing agent and, if to be applied by a third party contractor, the actual cost to be paid to said contractor to apply it. Such costs of the freeze-proofing shall be invoiced by Seller to Buyer. Buyer shall pay Seller's invoice(s) for freeze proofing within thirty (30) days of receipt of the invoice.**

16. **RIGHT TO RESELL: Buyer shall have the unqualified right to sell all or any of the coal purchased under this Confirmation. Seller agrees to provide necessary mine information and submit statements that Buyer's customer may require.**

ASSET PURCHASE AND SALE AGREEMENT

between

PIONEER FUEL CORPORATION

and

SYNERGY COAL, LLC

Dated as of September 30, 2013

ASSET PURCHASE AND SALE AGREEMENT

THIS ASSET PURCHASE AND SALE AGREEMENT ("Agreement"), made as of September 30, 2013, by and between PIONEER FUEL CORPORATION, a West Virginia corporation ("Seller"), and SYNERGY COAL, LLC, a West Virginia limited liability company ("Buyer").

BACKGROUND

WHEREAS, Seller desires to sell, assign and transfer to Buyer, and Buyer desires to purchase from Seller, the Assets related to a coal washing plant ("Wash Plant") and a coal loadout facility with rail access ("Loadout"), commonly known as the "Hatcher Preparation Plant" (the Wash Plant and Loadout referred to herein collectively as the "Facility"), in accordance with the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer hereby agree as follows:

1. Sale and Purchase of Assets. Subject to the terms and conditions of this Agreement, at the Closing, Seller agrees to sell, assign and transfer to Buyer, and Buyer agrees to purchase and receive from Seller, the following assets of Seller (collectively, the "Assets"):

1.1 Real Property.

(a) All of Seller's right, title and interest in, to and under those certain surface tracts of land owned by Seller in Wyoming County, West Virginia and conveyed to Seller by the deeds described on Schedule 1.1(a) and as generally depicted on the map attached to Schedule 1.1(a) and included as a part thereof, which schedule and map are attached hereto and hereby made a part hereof (the "Owned Real Property").

(b) All of Seller's right, title and interest in, to and under the leases, subleases, easements, licenses, rights-of-way, instruments, or other real property rights conveyed to Seller by the instruments described on Schedule 1.1(b) attached hereto and made a part hereof and as generally depicted on the maps attached to Schedule 1.1(b) (collectively, the "Leases" and, together with the Owned Real Property, the "Real Property").

1.2 Contracts. All of Seller's right, title and interest in, to and under the contractual agreements, assignments, other personal property rights relating to the Assets described on Schedule 1.2 attached hereto and hereby made part hereof, except for Retained Assets (collectively, the "Contracts").

1.3 Personal Property. All of Seller's right, title and interest in, to and under the equipment, machinery, furniture, fixtures, tools, supplies, spare parts, improvements and other tangible personal property (other than the Retained Assets) located on any of the Real Property (collectively, the "Personal Property").

1.4 Data, Books and Records. All engineering and operational data, charts, surveys, maps, plans, drawings, computer files, permit applications, books, records, data, title and other reports, tax tickets, tax appraisals, documents, papers, instruments and all other materials of all kinds relating to the Assets in the possession of Seller and locatable after a diligent search in good faith other than such materials (a) available from public records, (b) relating per se to the Retained Assets, and (c) relating to the valuation of the Assets, Seller's economic or business analysis of the transactions contemplated by this Agreement or any other similar, prior transaction negotiations, or combined with materials related to the Retained Assets or the assets or businesses of Seller's Affiliates (collectively, the "Data") (provided, Seller may retain copies of such Data).

1.5 Permits. All permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemptions of or filings or registrations with or issued by any Governmental Authority relating to the Assets or the operation of the Facility listed on Schedule 1.5 attached hereto and made a part hereof (collectively, the "Permits"). For purposes of this Agreement, "Governmental Authority" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision.

2. Liabilities and Assets Retained. The parties agree that:

2.1 Assumed Liabilities; Retained Liabilities. Upon the terms and subject to the conditions of this Agreement, Buyer shall, effective at the time of the Closing, assume and agree to discharge and perform when due, the following Liabilities of Seller ("Assumed Liabilities"):

(a) any Liabilities arising on or after the Closing Date under the Leases, Contracts, UMWA Termination Agreement or Loadout Agreement (other than the Liabilities of third party counter-parties to the foregoing instruments);

(b) any Liabilities under the Permits except those Liabilities related to any notice of violation under any of the Permits arising from an occurrence prior to Closing related to the area covered by the Permits;

(c) any Liabilities directly or indirectly arising from, as a result of or in connection with any operations, activities, omissions, events or occurrences involving the Assets or ownership, possession or use of the Assets on or after the Closing Date; and

(d) any Liabilities directly or indirectly arising from, as a result of or in connection with the Rail Crossing Rights or Refuse Area.

For purposes hereof, the term "Liabilities" shall mean any and all liabilities, claims, obligations, or responsibilities, whether absolute, accrued, contingent, fixed or otherwise, whether due or to become due. Any and all Liabilities of Seller or any of its Affiliates, Predecessors, successors in interest (excluding Buyer), related persons, lessees, sublessees or contractors relating to the Assets or Seller's business, other than the Assumed Liabilities, whenever they are asserted (the "Retained Liabilities"), shall be retained by Seller and not assumed or accepted by Buyer. For the avoidance of doubt, the Retained Liabilities shall include, without limitation, the following Liabilities of Seller and/or its Affiliates, Predecessors, successors in interest, related persons,

lessees, sublessees or contractors related to Seller's employees working at the Facility before the Closing, except in each case to the extent of any action taken by Buyer after the Closing that would assume or have the effect of assuming such Liabilities (whether by express assumption, operation of law or otherwise): (x) Coal Act Liabilities or similar premiums existing before the Closing or which may be imposed on or after the Closing pursuant to any successor statute or amendment to the Coal Act, (y) black lung Liabilities arising under the Federal Coal Mine Health and Safety Act of 1969, as amended, for claims filed with the date of last employment before the Closing, and (z) workers compensation benefits for claims where the date of injury, date of last exposure or date of death leading to the Liability occurred prior to the Closing. For the further avoidance of doubt, the Retained Liabilities shall also include, without limitation, the retiree health benefit Liabilities of Seller and/or its Affiliates, Predecessors, successors in interest, related persons, lessees, sublessees or contractors related to Seller's employees working at the Facility before the Closing, except in each case to the extent of any action taken by Buyer after the Closing that would assume or have the effect of assuming such Liabilities (whether by express assumption, operation of law or otherwise).

For purposes of this Agreement, "Affiliate" shall mean any person or entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified party. In this context, the term "control" (including the terms *controls, controlled* by and *under common control with)* means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract, or otherwise. With regard to Seller, "Predecessor" shall mean any predecessor-in-interest to Seller, including any person or entity which owned or controlled the Assets prior to Seller taking title thereto, and "related person" and "successor in interest" (excluding Buyer) shall have the meanings ascribed to such terms in or in connection with the Coal Industry Retiree Health Benefits Act of 1992 (the "Coal Act").

2.2 Retained Assets. Seller hereby retains and excepts from the Assets and the terms of this Agreement all right, title, and interest in and to the assets (collectively, the "Retained Assets") listed on Schedule 2.2 attached hereto and made a part hereof.

3. Purchase Price. At Closing, Buyer shall pay to Seller the sum of Five Hundred Thousand Dollars ($500,000.00) in immediately available funds as the purchase price (the "Purchase Price") for the Assets, which Purchase Price shall be allocated as described on Schedule 3 hereto and a portion of which shall be delivered to the Escrow Agent in accordance with Section 6.4(c).

4. Representations and Warranties of Seller. Seller represents and warrants to Buyer as follows:

4.1 Organization and Existence. Seller is a corporation duly organized and validly existing under the laws of the State of West Virginia with the corporate power to own its property, conduct its business as currently conducted and to sell the Assets to Buyer in accordance with this Agreement.

4.2 Authorization. All corporate action of Seller necessary to authorize the execution, delivery and performance of this Agreement and the Related Agreements to which it is a party

("Seller Agreements") in connection herewith has been taken, and this Agreement and the Seller Agreements constitute the valid and binding obligations of Seller, enforceable against Seller, in accordance with their respective terms except as enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization, liquidation or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

4.3 Compliance with Other Instruments. Neither the execution or delivery of the Agreement or any of the Seller Agreements by Seller nor the consummation by Seller of the transactions contemplated therein (a) violates or conflicts with or constitutes a default under the terms of the Articles of Incorporation or bylaws of Seller, (b) subject to the Seller Consents, violates or conflicts with or constitutes a default under the terms of any agreement or instrument, or any judgment, decree or order applicable to Seller, or the Assets, (c) will result in the creation at or after the Closing of any Encumbrance upon all or any part of the Assets, except for Permitted Encumbrances, (d) will violate or give rise to any right of rescission or similar remedy under any corporation or securities law with respect to any of the transactions contemplated in this Agreement, or (e) conflicts with, results in any breach of, constitutes a default (or an event which with the giving of notice or lapse of time, or both, would become a default) under, requires any consent under, or gives to others any rights of termination, amendment, acceleration or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Seller is a party, except as would not materially and adversely affect the ability of Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement, except as set forth on Schedule 4.4 or Schedule 4.5.

4.4 Approvals and Consents. Except with regard to the Permits, and except for the consents (the "Seller Consents") required under the agreements described on Schedule 4.4 attached hereto and hereby made a part hereof, no permit, consent, approval, waiver, easement, license or other authorization of or declaration to or filing with or by any person, entity, court, governmental or regulatory or other authority is required in connection with the execution or performance of this Agreement or the Seller Agreements by Seller or the consummation by Seller of the transactions contemplated therein.

4.5 Title to Assets. Except as set forth on Schedule 4.5, Seller owns or leases the Assets free and clear of all mortgages, claims, liens, security interests, charges, pledges, options, grants, reversionary rights or other encumbrances (collectively, the "Encumbrances") caused or created by Seller or any Affiliate of Seller, except for (i) the Permitted Encumbrances, and (ii) in the case of the Facility and any Personal Property comprising fixtures, subject to the terms of the Leases and applicable law relating thereto. Seller will warrant and defend title (as and to the extent applicable) to the Assets unto Buyer, its successors and assigns, against all claims and demands of all parties claiming by, through or under Seller except for claims and demands related to the Permitted Encumbrances (provided, the warranty set out in this sentence is intended to grant the same warranty as is included in the Deeds and no more). For purposes of this Agreement, the term "Permitted Encumbrances" means any Encumbrances (a) for taxes and assessments of a Governmental Authority not yet delinquent, (b) evidenced by recorded instruments, (c) created by Buyer, (d) obvious from a physical inspection of the Real Property, or (e) affecting the Real Property due to Laws (including zoning laws and regulations).

4.6 Leases and Contracts. Schedules 1.1(b) and 1.2, as applicable, are true, correct and complete list of the Leases and Contracts, including all amendments and modifications thereto. As of the date of this Agreement, to Seller's Knowledge, Seller is not and will not be at Closing, a party to or bound by the terms of any other agreements with respect to the Assets other than any agreements entered into by Seller in connection with the Retained Assets or agreements that are no longer in effect. True, complete and correct copies of all of the Leases and Contracts have been delivered to Buyer and are attached hereto as Schedule 4.6. Each of the Leases and Contracts is valid, in full force and effect, enforceable in accordance with its respective terms against the parties thereto, except as enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization, liquidation or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles, and is free and clear of all Encumbrances created by, through or under Seller except for the Permitted Encumbrances. Seller is not in material default under any of the Leases and Contracts and, to Seller's Knowledge, no other party thereto is in material default thereunder, nor does there exist, to Seller's Knowledge, any state of facts which constitutes, or with the passage of time will constitute, a material default under any of the Leases and Contracts. For purposes of this Agreement, the term "Knowledge" of Seller means the actual knowledge, after reasonable and diligent inquiry, of Jim Higgins and Blake Hall. Notwithstanding the provisions of this Section, Buyer acknowledges that (a) the Refuse Disposal Agreement dated August 23, 1989, between Thomas Shelton (successor-in-interest to Simmons Fork Land Company) and Seller ("Refuse Area Agreement") is expired and will not be assigned to Buyer hereunder, and (b) Buyer has sole responsibility for obtaining necessary rights to operate on the property covered under the Refuse Area Agreement ("Refuse Area"). Notwithstanding the provisions of this Section, Buyer further acknowledges that (a) Seller is unable to locate an agreement granting a road crossing over the rail of the Norfolk and Western Railway Company (a/k/a Norfolk Southern Railway Company (successor by merger)) on the Real Property, (b) Seller makes no representation or warranty as to the existence of such road crossing agreement ("Road Crossing Agreement"), and (c) Buyer has sole responsibility for obtaining the rights to cross the rail ("Rail Crossing Rights").

4.7 Litigation. Except as otherwise set forth on Schedule 4.7 attached hereto and hereby made a part hereof, as of the date hereof, there is no action, proceeding, arbitration, claim or, to Seller's Knowledge, investigation pending or, to Seller's Knowledge, threatened, and Seller has no Knowledge of any basis for any action, proceeding, arbitration, investigation or claim (a) against or involving, and which would have a material adverse effect on, any of the Assets or (b) which questions the validity of Seller's interest in or title to the Assets, or of the transaction contemplated herein, or of any action taken or to be taken by Seller in connection with this Agreement.

4.8 Compliance with Applicable Laws. Except as otherwise disclosed on Schedule 4.8 attached hereto and made a part hereof and except for matters that are the subject of representations and warranties in Section 4.9 (Remedial Work), Section 4.10 (Permits) and Section 4.11 (Environmental Matters), Seller's ownership of the Assets, the conduct by Seller of its businesses insofar as such businesses pertain solely to the Assets or Seller's ownership of the Assets, and the Assets themselves do not violate or fail to comply in any material respect with any federal, state or local statute, law, ordinance, decree, order, rule, judgment, or regulation (collectively, "Laws and Regulations") including, but not limited to, those relating to zoning, employees, wages, and occupational health and safety currently in effect. Except as described on

Schedule 4.8 attached hereto and hereby made a part hereof, Seller has not received any written notice or other written communication from any court or governmental agency or instrumentality of any violation of any Laws and Regulations applicable to any of the Assets.

4.9 Environmental Remedial Work. Except as described on Schedule 4.9 attached hereto and hereby made a part hereof, to Seller's Knowledge, there is no water treatment, reclamation, or other environmental remedial work related to coal mining which is being conducted on the Real Property as of the date of the Agreement, except with regard to the Permits.

4.10 Permits. The only Permits of any type currently in effect or applied for with respect to the operation of the Assets held by any party are described on Schedules 1.5 or 4.10 attached hereto and hereby made a part hereof. Except as set forth on Schedule 4.10, (a) Seller is in material compliance with all terms, provisions and conditions of the Permits, and (b) no outstanding violations, assessments, orders or notices of non-compliance issued by any Governmental Authority exists which materially affects or relates to the Permits. Seller has no Knowledge of any condition or the occurrence of any event that would, either with or without notice or the lapse of time, permit the suspension or revocation of, or the issuance of any notice of violation against or the imposition of any penalty with respect to the Permits.

4.11 Environmental Matters. Except as described on Schedule 4.11 attached hereto and hereby made a part hereof, within the last five (5) years Seller has not, and Seller has no Knowledge that any other person or entity has, in quantities requiring remediation, (a) generated, stored, treated, recycled, or disposed of any Hazardous Substance on the Real Property or (b) released or discharged any Hazardous Substance into the soil, surface water, groundwater, land or subsurface strata, ambient air or other environmental medium on the Real Property. Seller has not received, and Seller has no Knowledge that any other person or entity has received, any notice, complaint, order, or action from any Governmental Authority or private or public entity or person relating to any Hazardous Substance or environmental health or safety problems, impairments, or liabilities with respect to the Real Property. For purposes of this Section, the term "Hazardous Substance" shall mean any hazardous materials, hazardous wastes, hazardous substances, toxic wastes, and toxic substances as those or similar terms are defined under any environmental Laws and Regulations; any asbestos or any material which contains any hydrated mineral silicate, including chrysolite, amosite, crocidolite, tremolite, anthophylite and/or actinolite, whether friable or non-friable; polychlorinated biphenyls ("PCBs"), or PCB-containing materials, or fluids; radon; any other hazardous, radioactive, toxic or noxious substance, material, pollutant, contaminant, constituent, or solid, liquid or gaseous waste; and any substance (including any petroleum, petroleum hydrocarbons, petroleum products, crude oil and any fractions or derivative thereof, any oil or gas exploration or production waste, and any natural gas, synthetic gas and any mixtures thereof) to the extent that whether by its nature or its use, such substance is subject to regulation under any environmental Laws or Regulations with respect to which any environmental Law or Regulation or Governmental Authority regulates the storage or release into the environment or requires environmental investigation, monitoring or remediation.

4.12 Labor Liabilities and Obligations. Seller has disclosed to Buyer that it was or may have been a party to a series of collective bargaining agreements with the UMWA in the form of

the National Bituminous Coal Wage Agreement ("NBCWA") of 1974, the NBCWA of 1978, the NBCWA of 1981, the NBCWA of 1984 and the NBCWA of 1988, the last of which expired on February 1, 1993, as stated in that certain UMWA Termination Agreement. Related information is set forth in Schedule 4.12. Except for the UMWA Termination Agreement which governs the termination of the NBCWA of 1988, to Seller's Knowledge, (a) Seller is not a party to any collective bargaining agreement currently in effect under or pursuant to which any of the Assets are subject or bound and (b) Seller does not have any obligation to bargain or negotiate with any union or collective bargaining representative with respect to any of such Assets. Except for the employees set forth on Schedule 4.12, to Seller's Knowledge, no other current or former employees of Seller are subject to any collective bargaining agreement currently in effect pursuant to which any of the Assets are subject or bound. The "Hatcher Preparation Plant" referred to in the UMWA Termination Agreement does not refer to any facilities other than those on the Real Property, including the Wash Plant and the Loadout, and the Refuse Area.

4.13 Reliance of Buyer. Seller disclaims and makes no representation or warranty, expressed or implied, as to the accuracy, completeness, usefulness or reliability of the due diligence information provided to Buyer or any portion thereof whatsoever, except for such representations and warranties expressly set forth in this Agreement.

4.14 Duration of Representations and Warranties. The representations and warranties of Seller shall continue and remain in effect until the date that is eighteen (18) months after the Closing Date, provided, that, the representations and warranties contained in Sections 4.1, 4.2, 4.3(a), 4.5 and 4.12 (collectively, the "Fundamental Representations") shall survive the Closing indefinitely.

4.15 Effect of Disclosure Schedules. The representations and warranties of Seller set forth in this Section 4 are hereby excepted to the extent disclosed in the disclosure schedules provided by Seller. Such disclosure schedules shall be arranged in sections corresponding to the numbered and lettered paragraphs contained in the Agreement. Any information disclosed on one schedule hereunder shall also be considered to be disclosed on any other schedule hereunder to the extent applicability of such information is reasonably apparent on its face.

5. Representations and Warranties of Buyer. Buyer hereby represents and warrants to Seller as follows:

5.1 Organization and Existence of Buyer. Buyer is a limited liability company duly organized and validly existing under the laws of the State of West Virginia.

5.2 Authorization by Buyer. All company action of Buyer necessary to authorize the execution, delivery and performance of this Agreement and the Related Agreements to which it is a party ("Buyer Agreements") in connection herewith has been taken and this Agreement and the Buyer Agreements constitute the valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms except as enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization, liquidation or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

5.3 Compliance with Other Instruments. Neither the execution and delivery of this Agreement or any of the Buyer Agreements nor the consummation at Closing by Buyer of the transactions contemplated therein (a) violates or conflicts with or constitutes a default under the terms of the Articles of Organization or the operating agreement of Buyer, or, subject to the Buyer Consents, any agreement or instrument, or any judgment, decree or order applicable to Buyer or any of its properties or (b) will give rise to any right of rescission or similar remedy under any limited liability company or securities law with respect to any of the transactions contemplated by this Agreement.

5.4 Consents and Approvals. Except for the Permits and those items disclosed on Schedule 5.4 ("Buyer Consents"), no consent, approval or action of, filing with or notice to, any Governmental Authority or any other person or entity, on the part of the Buyer is required in connection with the execution, delivery and performance of this Agreement or any of the Buyer Agreements or the consummation of the transactions contemplated hereby or thereby.

5.5 Permitting. Except as set forth on Schedule 5.5, neither Buyer nor any person or entity that, together with any Affiliates of Buyer, owns ten percent (10%) or more of the equity interests of Buyer has been subject to any bond forfeiture, permit suspension or revocation or similar effort or any Proceeding instituted by any Governmental Authority that would prohibit or materially adversely affect the transfer of the Permits to Buyer. Neither Buyer nor any person or entity "owned or controlled" by Buyer or any of their respective Affiliates, has been notified by the Federal Office of Surface Mining or the agency of any state administering the Surface Mining Control and Reclamation Act of 1977, as amended (or any comparable state statute), that it is currently (a) ineligible to receive additional surface mining permits or (b) under investigation to determine whether its eligibility to receive such permits should be revoked, i.e., "permit blocked." As used in this Section 5.5, "owned or controlled" shall be defined as set forth in 30 C.F.R. Section 773.5 (1991). As used in this Agreement, "Proceeding" shall mean any action, suit, proceeding, arbitration, investigation or audit, whether or not by any Governmental Authority.

5.6 Bonding Capacity. Buyer has immediately available funds sufficient to replace at Closing and at any other time contemplated by this Agreement all reclamation bonds associated with the Permits in the amount as may be determined by the West Virginia Department of Environmental Protection ("WVDEP").

5.7 Ownership and Control File. Buyer has filed with the applicable Governmental Authorities an ownership and control file necessary to facilitate the timely transfer of the Permits to Buyer as such timing is contemplated under the terms of the Agreement.

5.8 Duration of Representations and Warranties. The representations and warranties of Buyer shall continue and remain in effect until the later to occur of the first anniversary of the date hereof or the date transfer of the Permits is approved by all Governmental Authorities.

6. Closing.

6.1 Date and Place. The closing (the "Closing") of the transactions contemplated by this Agreement shall take place on such date ("Closing Date"), time and place as the parties shall mutually agree.

6.2 Closing Costs. Seller and Buyer shall each pay one half of all sales and transfer taxes due and payable in connection with the sales, conveyances, assignments, transfers, and deliveries to be made by Seller to the Buyer under this Agreement.

6.3 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to Seller's fulfillment of the following conditions:

(a) Representations and Warranties True. All representations and warranties made by Seller under this Agreement shall be true and correct in all respects on the date of Closing and Seller shall deliver to Buyer a certificate to that effect.

(b) Approvals and Consents. Seller shall have obtained and delivered the Seller Consents to Buyer except as otherwise agreed to by Buyer in writing. The parties acknowledge that Buyer may desire to proceed with the Closing before the Seller Consent related to that certain Eastern Lease (as defined on Schedule 1.1(b)) with Eastern Associated Coal Corp. ("Eastern Consent") is obtained, in which event (i) the alternate form of the Lease and Contract Assignment for the Eastern Lease attached hereto as Exhibit 6.3(f)(ii)B shall be executed and delivered by the parties under Sections 6.3(f) and 6.3(e) to make the assignment thereunder contingent upon obtaining the Eastern Consent within ninety (90) days after Closing, and (ii) Buyer hereby agrees not to use the property which is the subject thereof until such consent is obtained (except as otherwise required in Article 8 or as provided in Section 7.17). Seller's failure to obtain any Seller Consents before Closing or at all shall not be considered a breach of this Agreement, and after Closing, Buyer shall be solely responsible for obtaining the Eastern Consent in a form reasonably acceptable to Seller. Until the earlier of such time after the Closing as Buyer shall have secured the Eastern Consent or otherwise acquired substantially the same rights to the subject property from Eastern Associated Coal Corp. or its successors or assigns, or the first anniversary of the Closing Date, Seller shall provide reasonable cooperation in good faith to acquire such consents or rights, provided that such cooperation shall not include payment of any consent or transfer fees or providing guarantees or financial assistance.

(c) Liens Released. Seller shall have delivered to Buyer evidence reasonably satisfactory to Buyer that the liens set forth on Schedule 4.5 have been released.

(d) Other Certificates. Seller shall deliver or cause to be delivered to Buyer:

(i) a certificate signed by a Secretary or Assistant Secretary of Seller certifying as to the truthfulness, completeness and accuracy of attached copies of resolutions of Seller's board of directors and, if necessary, shareholders authorizing the execution hereof and all actions contemplated herein; and

(ii) a certificate of existence for Seller issued by the Secretary of State of West Virginia dated not more than three days prior to Closing.

(e) Escrow Agreement. Seller shall deliver to Buyer an escrow agreement ("Escrow Agreement") executed by Seller and by Jackson Kelly PLLC as escrow agent ("Escrow Agent"), which Escrow Agreement shall be in a form reasonably acceptable to the parties and the Escrow Agent.

(f) Other Agreements. Seller shall deliver to Buyer the following agreements:

(i) Deeds. A duly executed special warranty deed and quitclaim deed (the "Deeds") conveying and transferring to Buyer title to the Owned Real Property in substantially the form of Exhibit 6.3(f)(i) attached hereto and hereby made a part hereof.

(ii) Assignment of Contracts and UMWA Termination Agreement; Notice Letters. One or more duly executed assignment and assumption agreements (collectively, the "Lease and Contract Assignments") conveying and transferring to Buyer all of the right, title and interest of Seller in, to and under the Leases and Contracts in substantially the form of Exhibit 6.3(f)(ii)(A), or in the event of a Closing prior to receipt of the Eastern Consent, the form of Exhibit 6.3(f)(ii)(B) for the Eastern Lease, attached hereto and hereby made a part hereof, a duly executed UMWA Assignment, and duly executed notice letters to the UMWA and the Public Lands Corporation in the form of Exhibit 6.3(f)(ii)(C) ("Notice Letters").

(iii) Assignment of Permits. A duly executed assignment and assumption agreement ("Permit Assignment") conveying and transferring to Buyer all of the right, title and interest of Seller in, to and under the Permits in substantially the form of Exhibit 6.3(f)(iii) attached hereto and made a part hereof.

(iv) Bill of Sale. A duly executed bill of sale, assignment and assumption agreement ("Bill of Sale") conveying and transferring to Buyer all of the right, title and interest of Seller in, to and under the Personal Property and Data in substantially the form of Exhibit 6.3(f)(iv) attached hereto and made a part hereof.

(v) ROW Termination. A duly executed ROW Termination.

(vi) Coal Preparation Agreement. A duly executed Coal Preparation Agreement as defined in Section 7.4 hereof.

(vii) Coal Purchase Option. A duly executed Coal Purchase Option Agreement as defined in Section 7.5 hereof.

(viii) Reclamation Easement. A duly executed Reclamation Easement as defined in Section 7.6 hereof.

6.4 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to Buyer's fulfillment of the following conditions:

(a) Representations and Warranties True. All representations and warranties made by Buyer under this Agreement shall be true and correct in all material respects on the date of Closing and Buyer shall deliver to Seller a certificate to that effect.

(b) Other Certificates. Buyer shall deliver to Seller:

(i) A certificate signed by the Secretary or an Assistant Secretary of Buyer certifying as to the truthfulness, completeness and accuracy of attached copies of resolutions of Buyer's members authorizing the execution of this Agreement and all transactions contemplated herein; and

(ii) A certificate of existence for Buyer issued by the Secretary of the State of West Virginia dated not more than three days prior to Closing.

(c) Purchase Price Payment. Payment of (i) the Purchase Price less $30,000 (that is, $470,000) by electronic funds transfer to such accounts as Seller shall direct Buyer in writing, and (ii) $30,000 by electronic funds transfer to the Escrow Agent to be held in accordance with the terms of the Escrow Agreement.

(d) Escrow Agreement. Buyer shall deliver to Seller the duly executed Escrow Agreement.

(e) Buyer Agreements. Buyer shall deliver to Seller the following agreements:

(i) Assignments; Notices. The duly executed Lease and Contract Assignments, the Permit Assignment, the UMWA Assignment, and the Notice Letters.

(ii) Coal Preparation Agreement. A duly executed Coal Preparation Agreement as defined in Section 7.4 hereof.

(iii) Coal Purchase Option. A duly executed Coal Purchase Option Agreement as defined in Section 7.5 hereof.

(iv) Reclamation Easement. A duly executed Reclamation Easement and Shelton Easement as defined in Section 7.6 hereof.

(v) Bill of Sale. A duly executed Bill of Sale.

(vi) ROW Termination. A duly executed ROW Termination.

(f) Bonding Capacity. Buyer shall deliver the Bond Amount to the Escrow Agent to be dispersed in accordance with Section 8.2.

(g) Transfer Applications. Delivery of fully executed transfer applications for all Permits that need to be filed with the appropriate Governmental Authorities.

(h) Other Documents. Buyer shall execute and deliver such other documents or instruments as may be reasonably necessary in order to consummate the transactions contemplated by this Agreement.

6.5 Related Agreements. For purposes of this Agreement, the term "Related Agreements" means the corporate and company resolutions of Seller and Buyer, respectively, authorizing this Agreement, the certificates to be delivered under Sections 6.3(a) and (d) and Sections 6.4(a) and (b), the Escrow Agreement, the Deeds, the Lease and Contract Assignments, the Permit Assignment, the UMWA Assignment, the Notice Letters, the Coal Preparation Agreement, the Coal Purchase Option Agreement, the Reclamation Easement, the Shelton Easement, the ROW Termination, the transfer applications to be delivered under Section 6.4(g) and any other agreement, certificate or similar document contemplated in this Agreement as to be executed by any party hereto.

7. Other Agreements.

7.1 Taxes. Any and all ad valorem real property taxes, personal property taxes, fees or assessments for the calendar year 2013 due with respect to the Assets, or payable by Seller pursuant to the terms of any leases, subleases, licenses, rights-of-way, instruments, or other agreements by which Seller holds the Real Property or any other of the Assets shall be prorated between Seller and Buyer, as of the Closing on a calendar year basis, using the calendar year 2013 tax rates and assessments by the appropriate Governmental Authority. If any party shall pay such taxes for which it is entitled to be reimbursed because of such proration, the other party responsible therefor shall promptly reimburse the party so paying upon notice of the amount paid by such party together with supporting documentation thereof.

7.2 Consents. Other than Seller Consents listed in Schedule 4.4 (except as set forth in Section 6.3(b)) or otherwise provided in this Agreement, Buyer shall be solely responsible for obtaining any and all necessary third-party consents and regulatory agency authorizations, including for the Permits, and for replacing all Reclamation Bonds needed to assign and transfer to Buyer the Leases, Contracts, Permits and Data. Seller shall provide reasonable and customary assistance to obtain such consents and assignments, provided that such assistance shall not include payment of any consent or transfer fees or providing guarantees or financial assistance.

7.3 UMWA Agreement. Seller shall assign and Buyer shall assume all rights, duties and obligations of Seller under that certain Agreement Concerning Termination of Operations dated May 17, 1993, between Seller and the International Union, United Mine Workers of America ("UMWA"), attached hereto as Schedule 7.3 (the "UMWA Termination Agreement") under the terms of an assignment and assumption agreement, in substantially the form of Exhibit 7.3 attached hereto and made a part hereof (the "UMWA Assignment").

7.4 Coal Preparation Agreement. As additional consideration for the sale of the Assets, Buyer will provide coal processing, preparation and loadout services for Seller, or its Affiliates, at the existing Wash Plant and Loadout, or their replacements, on the Real Property for such run-of-mine coal as Seller or its Affiliates deliver, commencing when such Wash Plant and Loadout are repaired, replaced or otherwise become fully operational under the terms and

conditions of an agreement in substantially the form of Exhibit 7.4 attached hereto and made a part hereof ("Coal Preparation Agreement").

7.5 Coal Purchase Option. As additional consideration for the sale of the Assets, Seller shall grant Buyer an option to purchase certain coal under the terms and conditions of an agreement in substantially the form of Exhibit 7.5 attached hereto and made a part hereof ("Coal Purchase Option Agreement").

7.6 Reclamation Easement. Buyer shall convey to Seller an easement across the Real Property to access its former surface mining operations for purposes of reclamation activities under the terms and conditions of an easement agreement substantially in the form attached as Exhibit 7.6A and made a part hereof ("Reclamation Easement"). The parties recognize that this easement will traverse Owned Real Property, property subject to the Leases and property owned by Thomas Shelton. As to property subject to the Leases, the parties agree that the Seller's negotiation of the Seller Consents will include the consent of the grantors under the applicable Leases to the Reclamation Easement or an independent grant of rights thereto from the respective grantors, in Seller's sole discretion. With respect to the property owned by Thomas Shelton, Buyer shall cause Thomas Shelton, the manager and a member of Buyer, to grant an easement to Seller across said property substantially in the form attached as Exhibit 7.6B and made a part hereof ("Shelton Easement").

7.7 Termination of Right of Way. Seller and Buyer shall terminate that certain Right of Way License dated August 16, 2012, between Seller and Buyer by an agreement in substantially the form of Exhibit 7.7 ("ROW Termination").

7.8 Specific Performance. Seller and Buyer each acknowledge that the other will be irreparably damaged and will have no adequate remedy at law if the acknowledging party fails to perform any of its obligations under this Agreement. If either party fails to perform any of its obligations under this Agreement or the Related Agreements, the other party shall have the right, in addition to any other rights it may possess, to injunctive relief to prevent breaches of the provisions of this Agreement and to enforce the specific performance of this Agreement and the Related Agreements, in addition to any other remedy to which it may be entitled, at law or in equity.

7.9 Expenses. Each of the parties hereto shall pay its own expenses and the fees and expenses of its counsel, accountants, consultants and other experts and representatives associated with this Agreement and the transactions contemplated herein.

7.10 Waivers. The waiver by any party to this Agreement of compliance by any other party with, or a breach of any other party of, any provision of this Agreement shall be made in writing executed by the party waiving such compliance or breach which shall be delivered to the party whose compliance or breach is being waived. The waiver by any party hereto of compliance with or breach of any provision of this Agreement shall not operate, or be construed, as a waiver of any subsequent breach or failure to comply with any other provision of this Agreement.

7.11 Further Assurances. At or after the Closing, (a) Seller shall execute and deliver to Buyer all such further assignments, deeds, agreements, contracts, instruments and other documents as Buyer may reasonably request in order to perform, accomplish, perfect or record, if reasonably necessary, the sale, assignment, transfer and delivery to Buyer of the Assets as contemplated by this Agreement and to otherwise carry out the intention and purpose of this Agreement and the Related Agreements, and (b) Buyer shall execute, or shall cause the execution of, and deliver to Seller such assignments, deeds, agreements, contracts, instruments and other documents as Seller may reasonably request in order to perform, accomplish, perfect or record, if necessary, and carry out the intention and purpose of this Agreement and the Related Agreements and the transactions contemplated thereby.

7.12 Assistance in Title Matters. Seller shall execute and deliver all documents, make all truthful and appropriate affirmations, testify in any proceedings and do all other acts that may be necessary or desirable, in the reasonable opinion of counsel for Buyer, to perfect of record the title of Buyer to the Assets, at Buyer's sole cost and expense except as to costs and expenses related to the correction of any defect in title contrary to the express representations and warranties of Seller in Article 4.

7.13 Disclaimer of Warranties. The Buyer acknowledges that the representations and warranties contained in Article 4 or in any Seller Agreement are the only representations or warranties given by the Seller, and that all other express or implied warranties are disclaimed. Without limiting the foregoing and except as otherwise provided in this Agreement or the Seller Agreements, and without waiving any defenses to Liability under any Laws or Regulations, the Buyer acknowledges that, except as otherwise provided in Article 4 or in the Seller Agreements, the Assets are being conveyed to Buyer "AS IS", "WHERE IS" and "WITH ALL FAULTS" and that all warranties of condition, merchantability or fitness for a particular purpose are disclaimed. WITHOUT LIMITING THE FOREGOING, THE BUYER ACKNOWLEDGES THAT EXCEPT AS PROVIDED HEREIN, THE SELLER AND ITS RESPECTIVE RELATED PERSONS HAVE MADE NO REPRESENTATION OR WARRANTY CONCERNING (A) ANY USE TO WHICH THE ASSETS MAY BE PUT, (B) ANY FUTURE REVENUES, COSTS, EXPENDITURES, CASH FLOW, RESULTS OF OPERATIONS, FINANCIAL CONDITION OR PROSPECTS THAT MAY RESULT FROM THE OWNERSHIP, USE OR SALE OF THE ASSETS, (C) ANY OTHER INFORMATION OR DOCUMENTS MADE AVAILABLE TO THE BUYER OR RELATED PERSONS, (D) THE CONDITION OF THE ASSETS, INCLUDING COMPLIANCE WITH ANY ENVIRONMENTAL LAWS OR OTHER LAWS, OR (E) THE ASSETS PRIOR TO THE DATE SELLER ACQUIRED THE ASSETS. For purposes of this Section, "Related Persons" shall mean Affiliates of Seller and any member, manager, officer, director, employee, agent, shareholder, representative, successor or assign of Seller or its Affiliates.

7.14 Certain Rights. During the period of time ending on the earlier of (a) 20 years from the Closing Date, (b) the consummation of one or more Permitted Sales selling all of the Facility and Real Property or all of the equity interests in Buyer in accordance with the terms of Section 7.14(e), and (c) the events described in the last sentence of Section 7.14(e), Seller shall have the following rights to purchase the Facility, the Real Property, or a portion of any of the foregoing, or all (but not less than all) of the equity interests in Buyer, as follows:

(a) Sale Notice. If (i) Buyer or any equity owner of Buyer receives an unsolicited, bona fide written offer from an unaffiliated third party relating to the proposed sale, lease or sublease of the Facility or Real Property, or any part thereof to such third party, or (ii) Buyer or any equity owner (including the holder of any membership interest in Buyer) receives an unsolicited, bona fide written offer from an unaffiliated third party relating to the sale of all (but not less than all) of the equity interests in Buyer to such third party, which offer, in either case, Buyer or the equity owner(s), as applicable, is willing to accept, Buyer or the equity owner, as applicable, shall promptly send a written notice thereof (a "Sale Notice") to Seller, which Sale Notice may include any other assets of Buyer or its Affiliates which are part of the proposed transaction. The Sale Notice shall set forth all of the material terms and conditions of the proposed transaction including the price ("Sale Terms").

(b) Exercise of Sale Notice Right. Seller shall have the right, but not the obligation, to purchase, lease or sublease the Facility or Real Property (or the portion thereof) or to purchase all (but not less than all) of the equity interests in Buyer, in each case together with any other assets owned by Buyer or its Affiliates identified in the Sale Notice, on the terms and conditions set forth in the Sale Terms. Seller's right shall be exercisable by Seller giving written notice ("Purchase Election") to Buyer or the selling equity owner or owners within forty-five (45) days after receipt of the Sale Notice. In the event Seller exercises its right under this Section 7.14(b), the closing ("Purchase Election Closing") of such transaction shall occur at the offices of Seller or other mutually agreeable location within ninety (90) days after Seller gives notice of a Purchase Election. During such ninety (90) day period, the parties shall negotiate the documentation as the parties may in good faith determine is reasonably necessary to effectuate the Purchase Election Closing.

(c) First Offer Notice. If (i) Buyer desires to sell, lease or sublease the Facility or Real Property, or any part thereof, (ii) the equity owner(s) (including the holder of any membership interest) of Buyer desire to sell all (but not less than all) of the equity interests in Buyer to any third party, other than any other equity owner of Buyer or any Affiliate of any equity owner of Buyer, Buyer or the equity owner(s), as applicable, shall promptly send a written notice thereof (a "First Offer Notice") to Seller. The First Offer Notice shall indicate the Facility, Real Property or any part thereof that Buyer desires to sell, lease or sublease, or that the equity owner(s) of Buyer desire to sell all (but not less than all) of the equity interests in Buyer, including whether the desired transaction sale includes any other assets owned by Buyer or its Affiliates.

(d) Response to First Offer Notice.

(i) Seller shall have the right, but not the obligation, to respond to a First Offer Notice and offer to purchase, lease or sublease the Facility or Real Property (or the portion thereof) or to purchase all (but not less than all) of the equity interests in Buyer, identified in the First Offer Notice, in each case together with any other assets owned by Buyer or its Affiliates set forth in the First Offer Notice. Seller's offer shall include the proposed price and the terms and conditions for such purchase, lease or sublease. Seller's right to make an offer shall be exercisable by Seller giving written notice ("First Offer Purchase Notice") to Buyer or the selling equity owner or owners within forty-five (45) days after receipt of the First Offer Notice.

(ii) Within forty-five (45) days of receipt of the First Offer Purchase Notice, Buyer or the selling equity owner(s) shall elect either to accept or not to accept Seller's offer as indicated in the First Offer Purchase Notice by written notice to Seller. If Buyer or the selling equity owner(s) elect to accept Seller's offer as indicated in the First Offer Purchase Notice, the closing ("First Offer Closing") of such transaction shall occur at the offices of Seller or other mutually agreeable location within one hundred and eighty (180) days after Seller delivers a First Offer Purchase Notice, and the parties shall negotiate the documentation as the parties may in good faith determine is reasonably necessary to effectuate the First Offer Closing. Buyer or the equity owner(s) in Buyer, as applicable, shall have the right, but not the obligation, to solicit indications of interest and definitive proposals from third parties with respect to a possible purchase, lease or sublease of the Facility or Real Property (or the portion thereof) or the purchase of the equity interests, identified in the First Offer Notice, in each case together with any other assets owned by Buyer or its Affiliates set forth in the First Offer Notice, including without limitation, discussing or negotiating with, or providing information to, any third parties or soliciting, encouraging, discussing, entertaining or considering any inquiries or proposal for and in connection therewith. If Buyer or the selling equity owner(s) elect not to accept Seller's offer as indicated in the First Offer Purchase Notice, Buyer or the equity owner(s), as applicable, may complete a transaction with a third party involving the assets or equity interests described in the First Offer Notice on terms and conditions no more favorable to the third party than those set forth in the First Offer Purchase Notice (a "First Offer Permitted Sale"); provided, however, such First Offer Permitted Sale complies with the requirements of Section 11.1 below and Buyer obtains Seller's consent with respect to such First Offer Permitted Sale, which consent shall not be withheld or delayed unless Buyer is in material breach of its obligations under this Agreement, the Coal Preparation Agreement or the Coal Purchase Agreement.

(e) Event of Non-Sale.

(i) If (x) Seller declines to purchase, lease or sublease the Facility or Real Property (or the portion thereof) or declines to purchase the equity interests identified in the Sale Notice, together with any other assets owned by Buyer or its Affiliates identified in the Sale Notice, (y) Seller fails to give Buyer or the equity owner(s) a Purchase Election within forty-five (45) days after receipt of the Sale Notice, or (z) the Purchase Election Closing fails to occur within ninety (90) days after Seller delivers a Purchase Election solely at the fault of Seller, then Buyer or the equity owner(s) (as the case may be) shall have a period of ninety (90) days after the date of such declination or the expiration of such forty-five (45) day or ninety (90) day period, as applicable, to enter into and close the transaction identified in the Sale Notice with the third party which originally made the offer on terms and conditions no more favorable to the third party than those set forth in the Sale Notice (a "Bona Fide Permitted Sale"); provided, however, such Bona Fide Permitted Sale complies with the requirements of Section 11.1 below and Buyer obtains Seller's consent with respect to such Bona Fide Permitted Sale, which consent shall not be withheld or delayed unless Buyer is in material breach of its obligations under this Agreement, the Coal Preparation Agreement or the Coal Purchase Agreement.

(ii) If (x) Seller declines to purchase, lease or sublease the Facility or Real Property (or the portion thereof) or declines to purchase the equity interests identified in the First Offer Notice, together with any other assets owned by Buyer or its Affiliates identified in

the First Offer Notice, (y) Seller fails to give Buyer or the equity owner(s) a First Offer Purchase Notice within forty-five (45) days after receipt of the First Offer Notice, or (z) the First Offer Closing fails to occur within one hundred and eighty (180) days after Seller delivers a First Offer Purchase Notice, solely at the fault of Seller, then Buyer or the equity owner(s) (as the case may be) shall have a period of one hundred and eighty (180) days after the date of such declination or the expiration of such forty-five (45) day or one hundred and eighty (180) day period, as applicable, to enter into and close a transaction described in the First Offer Notice on terms and conditions no more favorable to the third party than those set forth in the First Offer Notice (a "Solicited Permitted Sale" and, together with First Offer Permitted Sale and Bona Fide Permitted Sale, the "Permitted Sale"); provided, however, such Solicited Permitted Sale complies with the requirements of Section 11.1 below and Buyer obtains Seller's consent with respect to such Solicited Permitted Sale, which consent shall not be withheld or delayed unless Buyer is in material breach of its obligations under this Agreement, the Coal Preparation Agreement or the Coal Purchase Agreement. Notwithstanding anything to the contrary set forth in this Agreement except for Section 7.14(g), following the occurrence of (A) any of the events described in clauses (x), (y) or (z) of Section 7.14(e)(i) or clauses (x), (y) or (z) of Section 7.14(e)(ii), and (B) the closing of any Permitted Sale, the terms of this Section 7.14 shall terminate and be of no further force or effect.

(f) Transfer of Permits. If a Purchase Election Closing or a First Offer Closing occurs in which the Facility and Real Property (or portion thereof) is sold to Seller, the parties shall take all commercially reasonable steps to transfer, or cause to be transferred, to Seller, all permits and licenses associated with the Facility or Real Property at the time of, or as soon as reasonably practicable after, the Purchase Election Closing or the First Offer Closing, as applicable.

(g) Survival of Right. If a consummated Permitted Sale pertained to less than all of the Facility and Real Property, then the rights set forth in this Section shall continue as to the portion of the Facility or Real Property not sold in the Permitted Sale.

7.15 Survival. All covenants and obligations in this Agreement and the Related Agreements shall survive the Closing and the consummation of the transactions contemplated hereunder subject to the terms and conditions set forth herein.

7.16 Conduct Prior to the Closing. Seller covenants and agrees that, between the date hereof and the Closing, it shall maintain its ownership of the Assets and conduct its business relating to the Assets and shall maintain the Assets in the ordinary course directly or indirectly through its use of a contractor consistent with past practice. Without limiting the generality of the foregoing, between the date hereof and the Closing, Seller shall (a) use commercially reasonable efforts directly or indirectly through its use of a contractor consistent with past practice to maintain, preserve and protect all of the Assets in the condition in which they exist on the date hereof, except for ordinary wear and tear and except for replacements, modifications or maintenance in the ordinary course of business; (b) not, directly or indirectly, sell or otherwise transfer or dispose, or offer, agree or commit (in writing or otherwise) to sell or otherwise transfer or dispose of any of the Assets; (c) comply in all material respects with all laws applicable to it or having jurisdiction over Seller insofar as they relate to the Assets; (d) maintain in full force and effect each Permit held by Seller as of the date hereof, and comply with the

terms of each such Permit and not allow any such Permit to terminate, expire or lapse; and (e) maintain in full force and effect insurance covering the Assets as in effect on the date hereof and not allow any such insurance to terminate, expire or lapse.

7.17 Eastern Consent. If the Eastern Consent is not obtained in the 90-day period set forth in Section 6.3(b), (a) Seller shall provide Eastern Associated Coal Corp. written notice of termination of the Eastern Lease under Section 4(a) thereof, and (b) Buyer hereby agrees (i) to modify promptly the related Permit to remove the property related to the Eastern Lease from the permit boundary and begin reclamation, and (ii) to assume all of Seller's rights, title, interest, duties and obligations in, to and under the Eastern Lease, to be bound by all of the terms and conditions of the Eastern Lease, and agrees to assume and undertake to perform and discharge all of the obligations and liabilities of Seller arising under the Eastern Lease from and after the Closing Date. In the event that the funds deposited in escrow pursuant to Section 6.4(c)(ii) are released to Buyer in accordance with the terms of the Escrow Agreement, and the Eastern Consent is subsequently obtained or Seller otherwise acquires the rights to the property related to the Eastern Lease prior to the earlier of Buyer's commencement of reclamation work required by the WVDEP in respect of such property or the first anniversary of the Closing Date, then Buyer shall promptly remit to Seller the sum of $30,000.

8. Permitting.

8.1 Documents. Following the Closing, Buyer shall use its commercially reasonable efforts (with the reasonable cooperation of the Seller) to diligently pursue the transfer of the Permits to Buyer (such period following Closing through the transfer of the Permits to Buyer shall herein be referred to as the "Transfer Period"). On or before three (3) days before the Closing Date, Buyer shall deliver copies to Seller of all filings, each in a form reasonably believed by Buyer to comply with the requirements of the applicable Governmental Authority for the transfer of the Permits to Buyer. Until such time after the Closing as Buyer shall have secured all relevant consents and approvals of Governmental Authorities for the transfer of a particular Permit from Seller to Buyer (and shall have completed that transfer), Seller will provide reasonable cooperation (including signing such regulatory forms as necessary with respect to such transfer, but not including the expenditure of funds) with Buyer in good faith to allow approval of transfer of such Permit.

8.2 Filings; Reclamation Bonds. Within thirty (30) days following the Closing Date, the Buyer shall make all filings with the appropriate Governmental Authorities, and shall thereafter diligently pursue the transfer of the Permits to Buyer. At Closing, the Buyer shall deliver to the Escrow Agent immediately available funds in the amount of the existing reclamation bonds of Seller set forth on Schedule 8.2 with respect to the Permits (collectively, the "Reclamation Bonds," and the amount of such Reclamation Bonds, the "Bond Amount"). Seller shall cause its security to secure the Reclamation Bonds to remain in place until such time as the West Virginia Department of Environmental Protection shall have given final approval to the transfer of all Permits to Buyer. Buyer shall pay or reimburse Seller for bond premiums associated with maintaining Reclamation Bonds during the period between the Closing Date and the date the Reclamation Bonds are released. When required by the WVDEP, the parties shall cause the Escrow Agent to deliver the Bond Amount to the WVDEP, and Buyer shall deliver any

additional funds required by the WVDEP to the WVDEP, to replace and release the Reclamation Bonds.

8.3 Transfer Period. During the Transfer Period, Seller hereby grants to Buyer, as of the Closing Date, the following rights to conduct activities under the Permits: (a) to conduct maintenance and necessary reclamation activities pursuant to the Permits, (b) to conduct any activities relating to the maintenance and repair of the Wash Plant to the extent such activities do not violate any of the Permits during the Transfer Period, and (c) the rights necessary to allow TMR Loading and Processing Corporation ("TMR") to continue operating under the terms of the Coal Preparation and Loadout Agreement dated October 10, 1998, between TMR and Seller (the "Loadout Agreement"). Buyer's activities under the Permits shall be limited to the foregoing activities only, and Buyer shall not begin any other activities, including demolition or reconstruction of the Wash Plant, until the Permits have been transferred. Buyer shall assume all Liabilities of Seller for reclamation for the area covered by the Permits in accordance with the terms of the Permits, and for compliance with the terms and conditions of the Permits, to the extent that the existence of such Liabilities does not constitute a breach under Article 4 of this Agreement. Notwithstanding the foregoing, Buyer does not assume any Liabilities related to any notice of violation under any of the Permits arising from an occurrence prior to the Closing related to the area covered by the Permits. During the Transfer Period, if Seller or Buyer receives a notice of violation under any of the Permits, it will give the other party prompt notice thereof. Buyer shall timely cure such violation unless it arises from an occurrence prior to the Closing. If Seller reasonably determines that Buyer will not cause such violation to be cured in a timely fashion during the Transfer Period, Seller shall provide at least five (5) days advance written notice thereof to Buyer and if Buyer shall fail to undertake and thereafter diligently pursue the cure of such violation within such notice period, Seller shall have the right to cure, or cause to be cured, such violation itself and be reimbursed by the Buyer for curing such violation.

8.4 Right of Entry. Seller hereby grants to Buyer the right of entry to the Real Property on the date of Closing (to the extent of its authority to do so without the resulting breach of the instruments by which Seller has rights in the Real Property) in order to conduct the activities permitted under Section 8.3.

8.5 Insurance During Transfer Period. At all times on and after the Closing, Buyer shall provide and maintain insurance of the type and in the amounts set out in the attached Exhibit 8.5 which is made part of this Agreement until the Permits are transferred or this Agreement is terminated without transfer of the Permits. Prior to its entry onto the Real Property, Buyer shall provide Seller with certificates of insurance with companies acceptable to Seller. The insurance limits and coverages specified in the attached Exhibit 8.5 are minimum requirements and shall not be construed in any way to limit Buyer's liability.

9. Indemnification and Right to Defend.

9.1 Indemnification by Seller. From and after the Closing, Seller agrees to indemnify, defend and hold Buyer and its members, managers, officers, employees and agents and each of its and their respective successors and assigns harmless from and against any and all claims, demands, actions, suits, proceedings, judgments, losses, liabilities, damages, fines, penalties, costs, and expenses of every kind and nature, for illness, disease, death, bodily or personal

injury, or for damage or destruction of property, or for loss of services, including, but not limited to, reasonable attorneys' fees and disbursements, and for any and all related litigation costs and expenses (collectively, "Damages"), directly or indirectly arising from, as a result of or in connection with any of the following:

(a) The breach of any Fundamental Representations made by Seller in this Agreement;

(b) The breach of any representations or warranties made by Seller under this Agreement other than the Fundamental Representations;

(c) The breach of or default in the performance by Seller of any covenant, agreement, or obligation under this Agreement;

(d) Any Liability related to the Assets not expressly assumed by Buyer in this Agreement or the Buyer Agreements irrespective of whether or not Seller or any Affiliate of Seller had Knowledge of such Liability;

(e) The Retained Liabilities; and

(f) Any Liability arising on account of the operations at the Facility or ownership, possession, or use of the Assets, other than the Assumed Liabilities.

9.2 Indemnification by Buyer. From and after the Closing, Buyer agrees to indemnify, defend and hold Seller and its shareholders, directors, officers, employees and agents and each of its and their respective successors and assigns harmless from and against any and all Damages, directly or indirectly arising from, as a result of or in connection with any of the following:

(a) The breach of any representation or warranty made by Buyer in this Agreement or any Buyer Agreement;

(b) The breach or default in performance by Buyer of any covenant, agreement or obligation under this Agreement or any Buyer Agreement;

(c) Any Liability associated with the Leases, Contracts, Refuse Area, UMWA Termination Agreement, the Loadout Agreement, Rail Crossing Rights or the other Assumed Liabilities; and

(d) Any Liability arising on account of operations at the Facility or ownership, possession, operation or use of the Assets during the period on or after the Closing Date.

9.3 Procedures for Establishment of Damages for Third Party Claims. Promptly after the receipt by any party seeking indemnification hereunder (an "Indemnitee") of a notice of any claim, action, suit or proceeding by any third party that may be subject to indemnification hereunder such Indemnitee shall give written notice of such claim to the indemnifying party (the "Indemnitor") stating the nature and basis of the claim and the amount thereof, to the extent known, along with copies of the relevant documents evidencing the claim and the basis for indemnification sought. Failure of the Indemnitee to give such notice shall not relieve the

Indemnitor from liability on account of this indemnification, except if and to the extent that the Indemnitor is actually prejudiced thereby. The Indemnitor, at its own expense, shall have the right to assume the defense of the Indemnitee against the third party claim so long as the Indemnitor proceeds in good faith and in a timely manner. So long as the Indemnitor has assumed the defense of the third party claim in accordance herewith and notified the Indemnitee in writing thereof, (a) the Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of the third party claim, it being understood the Indemnitor shall pay all costs and expenses of counsel for the Indemnitee for all periods prior to such time as the Indemnitor has notified the Indemnitee that it has assumed the defense of such third party claim, (b) the Indemnitee shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the third party claim without the prior written consent of the Indemnitor (not to be unreasonably withheld or delayed), and (c) the Indemnitor will not consent to the entry of any judgment or enter into any settlement with respect to the third party claim without the prior written consent of the Indemnitee (not to be unreasonably withheld or delayed). The parties shall use commercially reasonable efforts to minimize losses from claims by third parties and shall act in good faith and in a timely manner in responding to, defending against, settling or otherwise dealing with such claims. The parties shall also cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Indemnitor shall have assumed the defense such party shall not be obligated to indemnify the Indemnitee hereunder for any settlement entered into without the Indemnitor's prior written consent, which consent shall not unreasonably withheld or delayed.

9.4 Procedures for Indemnification Claims. In the event that any Indemnitee shall otherwise assert the incurrence of Damages which may be subject to indemnification hereunder, Indemnitee shall give written notice to the Indemnitor of the nature and amount of the Damages asserted. If the Indemnitor, within a period of forty-five (45) days after the date of the Indemnitee's notice, shall not give written notice to Indemnitee contesting such assertion, Indemnitee's assertion shall be deemed accepted and the amount of Damages shall be deemed established and shall be paid promptly. In the event, however, that contest notice is given to Indemnitee within such forty-five (45) day period, then the contested assertion of Damages shall be settled in the Circuit Court of Kanawha County, West Virginia, or the Southern District of the United States District Court of West Virginia in accordance with the terms hereof.

9.5 Limitations on Indemnification Obligations.

(a) The right of the Indemnitee to initiate any action for breach of any representation or warranty contained in this Agreement or the Seller Agreements or Buyer Agreements, as applicable, and to demand and receive any indemnification in respect thereof or otherwise pursuant to this Article 9 by reason of such misrepresentation or breach of warranty shall survive the Closing for the period set out in Section 4.14 with respect to Seller and for the period set out in Section 5.8 with respect to Buyer, but shall continue thereafter with respect to any claim for such indemnification delivered during such period to the Indemnitor until such date that such claim is finally resolved and the obligations of the Indemnitor shall be fully satisfied.

(b) Except for claims arising under Section 9.1(a), Seller shall have no liability with respect to claims arising under Section 9.1 until the total of all Damages with respect to such matter exceeds Fifty Thousand Dollars ($50,000) and then only for the amount by

which such Damages exceed Fifty Thousand Dollars ($50,000), provided, that any such liability of Seller with respect to claims arising under Section 9.1 shall not exceed Five Hundred Thousand Dollars ($500,000.00).

9.6 Exclusivity of Rights and Procedures. The indemnification provided in this Article 9 and in Section 11.2 shall be the exclusive remedies of each of the parties for any claim any of them may have pursuant to this Agreement, except that a party shall be entitled to seek injunctive relief or specific performance of this Agreement or any Seller Agreement or Buyer Agreement, as applicable, irrespective of this Section 9.6.

10. Termination.

10.1 Termination Events. This Agreement may be terminated at any time prior to the Closing:

(a) by either Seller or Buyer if the Closing shall have not occurred by November 30, 2013 (the "Termination Date"), provided, however, that the right to terminate this Agreement under this Section 10.1(a) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(b) by the Seller if Buyer shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 6.4, which breach cannot be or has not been cured by the earlier to occur of (i) the Termination Date and (ii) ten days after the giving of written notice by Seller to Buyer specifying such breach;

(c) by Buyer if Seller shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 6.3, which breach cannot be or has not been cured by the earlier to occur of (i) the Termination Date and (ii) ten days after the giving of written notice by Buyer to Seller specifying such breach;

(d) by either Buyer or Seller in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

(e) by the mutual consent of Seller and Buyer.

10.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except that nothing herein shall relieve any party from liability for any breach of this Agreement occurring prior to such termination.

11. Miscellaneous.

11.1 Assignment.

(a) The rights and obligations of any party arising under this Agreement, or any interest therein, shall not be assigned, transferred, conveyed, sold, pledged, mortgaged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise), in whole or in part ("Covered Conveyance"), without obtaining the prior written consent of the other party hereto, which consent shall not be unreasonably withheld or delayed; provided, however, that upon prior notice to the other party, the following shall not be deemed a Covered Conveyance within the meaning of this Section or a violation of this covenant (each, a "Covered Conveyance Exception"): (a) after the Transfer Period ends and the transfer of all Permits have been approved by the applicable Governmental Authorities, the assignment by Buyer of its rights and obligations arising under this Agreement and any interest therein, to (i) a wholly owned subsidiary of Buyer, provided, that Buyer shall remain bound by the terms of this Agreement and the Related Agreements, and the rights and obligations hereunder and thereunder are assumed by such wholly owned subsidiary of Buyer, with joint and several liability, or (ii) to a transferee in the event of a Permitted Sale, provided, that prior to such sale Buyer secures the agreement of the transferee to assume and agree to perform the obligations of Buyer under this Agreement and the Related Agreements; (b) after the Closing, an assignment by Seller of its rights and obligations under this Agreement and any interest therein (i) to a wholly owned subsidiary or Affiliate of Seller, provided, that Seller shall remain bound by the terms of this Agreement and the Related Agreements, and the rights and obligations hereunder and thereunder are assumed by such wholly owned subsidiary or Affiliate, with joint and several liability, or (ii) by operation of a merger with or into an Affiliate, provided, the rights and obligations of this Agreement and the Related Agreements are assumed (including by operation of law) by such Affiliate in the event it is the entity surviving such merger; and (c) after the Transfer Period ends and the transfer of all Permits have been approved by the applicable Governmental Authorities, pledge, mortgage, hypothecation or encumbrance of the Assets in connection with financing of Buyer, provided, that Buyer shall obtain the agreement of the lender that the rights of such lender to Buyer in connection with such pledge, mortgage, hypothecation or encumbrance of the Assets shall be subject to the rights of Seller under this Agreement and the Related Agreements. A Covered Conveyance specifically permitted pursuant to the provisions of this Section shall not be deemed to be a consent or waiver as to any other or future transfer prohibited by this Section without the other party's prior written consent. The sale, transfer or assignment, other than by death, in one or more transactions designed to effect such transfer, of a controlling equity interest in Seller (or in an Affiliate or parent of any Affiliate to which an interest in this Agreement has been transferred) to a person or entity not in control thereof as of the date of this Agreement, without the prior written consent of Buyer (except for a sale to Seller pursuant to Section 7.14) shall be deemed a Covered Conveyance within the meaning of this Section 11.1, unless any such Covered Conveyance is a Covered Conveyance Exception, and a violation of this covenant. In this context, the term "control" (including the terms *controls*, *controlled by* and *under common control with*) means the possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract, or otherwise.

(b) The consent of a party to a proposed Covered Conveyance shall not be unreasonably withheld if, at a minimum, the following criteria are satisfied:

(i) the transferring party is not in material breach of its obligations under this Agreement, the Coal Preparation Agreement or the Coal Purchase Agreement;

(ii) immediately following such Covered Conveyance, the transferee of the Agreement or person or entity acquiring a controlling interest in Buyer (each such transferee, person or entity referred to herein as "Transferee") shall have a management team with sufficient experience in coal mining and the expertise and operational ability required to perform the transferring party's obligations under the applicable Agreements;

(iii) such Covered Conveyance would not have an adverse economic impact or diminish the value or benefits expected to be realized by non-transferring party under the Agreement, or increase the risk of nonperformance of transferring party's obligations under the Agreement;

(iv) any Transferee, the members of the management team of Transferee and the Affiliates of Transferee shall each be a Reputable and Prudent Operator (as hereinafter defined);

(v) the transferring party provides all relevant information on the proposed Transferee that the non-transferring party reasonably requests; and

(vi) transferring party shall have first delivered to the non-transferring party a copy of the agreement or agreements evidencing the Covered Conveyance, together with Transferee's written assumption of all of the terms, obligations and conditions of the Agreement, which assumption shall be in form and substance reasonably satisfactory to non-transferring party and otherwise in accordance with the terms of this Section (all of the requirements set forth in clauses (i) through (vi) above being hereinafter referred to collectively as the "Transferee Requirements").

For purposes hereof, "Reputable and Prudent Operator" shall mean any person or entity that (1) is not insolvent or a debtor under the United States Bankruptcy Code at the time of the proposed Covered Conveyance or otherwise subject to any bankruptcy or similar proceeding filed against it, (2) has not previously filed a voluntary bankruptcy or had an involuntary bankruptcy or similar proceeding filed against it, (3) has a safety and environmental compliance record that is reasonably equivalent to or exceeds the non-transferring party's record for safety and environmental compliance, (4) is not known to have forfeited, or managed any entity that has forfeited, any leases for coal reserves as a result of uncured defaults under such leases, and (5) has not been convicted of any felony. The parties acknowledge and hereby agree that the existence and satisfaction of the Transferee Requirements shall not, alone, obligate the non-transferring party to consent to such proposed transfer, and each party retains the right to reasonably consider such additional criteria and timely conduct such due diligence as it may deem material.

(c) Notwithstanding the provisions of clause (b) above, Seller shall be deemed reasonable in denying its consent to a Covered Conveyance if the Transferee is, or has been within ten (10) years prior to the date of the proposed transfer, a competitor of Seller in, or in the business of mining and selling coal or coal products in, the Central Appalachian Basin.

(d) Notwithstanding anything to the contrary set forth in this Agreement, upon prior notice to Seller, each of the owners of the equity interests in Buyer as the date hereof shall

have the right to transfer his equity interests to any of the other owners of the equity interests in Buyer as of the date hereof without the consent of Seller.

11.2 Broker. Each of Seller and Buyer represent to the other that all negotiations relevant to this Agreement and the transactions contemplated herein have been carried on by them directly with the other without the intervention or assistance of any person other than their respective employees, agents and consultants, and each agrees to indemnify the other and to hold it harmless against and in respect of any claim against the other for brokerage or other commissions relative to this Agreement, the sale of the Assets hereunder and the transactions contemplated herein.

11.3 Notice. Except as otherwise specified in this Agreement, all notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date when personally delivered to the party to whom notice is to be given, on the date of transmission if sent by confirmed facsimile transmission, or on the second day after mailing, if mailed to the party to whom notice is to be given, by nationally recognized overnight delivery service and properly addressed as follows:

TO SELLER AT

Pioneer Fuel Corporation
Attention: President
Hand/Courier Delivery:
One Alpha Place
Bristol, VA 24202
U.S. Mail:
P. O. Box 16429
Bristol, VA 24209
Facsimile: (276) 623-2876

WITH COPIES TO:

Alpha Natural Resources, LLC
Attention: General Counsel
Hand/Courier Delivery:
One Alpha Place
Bristol, VA 24202
U.S. Mail:
P. O. Box 16429
Bristol, VA 24209
Facsimile: (276) 623-2876

Jackson Kelly PLLC
Hand/Courier Delivery:
500 Lee Street East, Suite 1600
Charleston, WV 25301

U.S. Mail:
P.O. Box 553
Charleston, WV 25322
Attention: Christina T. Brumley
Facsimile: (304) 340-1080

TO BUYER AT:

Synergy Coal, LLC
921 Old Cutler Road
Virginia Beach, VA 23454
Attention: Manager
Facsimile: (757) 596-9302

WITH COPIES TO:

Greenberg Traurig, LLP
1000 Louisiana Street, Suite 1700
Houston TX 77002
Attention: William Garner
Facsimile: (713) 374-3505

Greenberg Traurig, LLP
200 Park Avenue
New York, NY 10166
Attention: David M. Schwartzbaum
Facsimile: (212) 805-5504

Any party may change its address for the purposes of this section by giving the other party hereto written notice of the new address in the manner set forth above.

11.4 Confidentiality. Buyer and Seller acknowledge that the Confidentiality Agreement dated November 20, 2012, between the parties survives the execution of this Agreement. The parties also agree that for a period of two years after the termination of this Agreement under Article 10 or the Closing Date, as applicable, Buyer and Seller shall keep the terms of this Agreement confidential (the "Confidential Information") and shall not divulge such terms to any person without the written consent of the other party, other than (a) such of a party's officers, directors, partners, members, employees, attorneys, accountants, or financial advisors who have a bona fide need to have access to such Confidential Information, and then only after such person agrees to be bound by the terms and conditions of this Section, (b) such other person to whom Buyer, acting in good faith, believes that such disclosure is necessary in order for Buyer to perform its obligations or to exercise its rights under this Agreement, (c) following the Transfer Period, to Buyer's potential financial sources, investors and/or other parties who agree to be bound by the terms and conditions of this Section, and (d) such other person as the other party hereafter agrees in writing may receive such Confidential Information (which agreement may be withheld for any reason or for no reason) and who have agreed in writing to be bound by the terms and conditions of this Section (persons described in clauses (a), (b), (c) and (d) above,

"Authorized Persons"). A disclosing party shall be responsible and liable for any use or disclosure of the Confidential Information by such Authorized Persons in violation of this Section. Nothing contained herein shall be deemed to prevent disclosure of any of the Confidential Information if, in the written opinion of a disclosing party's legal counsel, such disclosure is legally required to be made in a judicial, administrative, or governmental proceeding pursuant to a valid subpoena or other applicable order; provided, however, the disclosing party shall give the other party at least ten (10) days' prior written notice (unless less time is permitted by the applicable proceeding) before disclosing any of the information in any such proceeding and, in making such disclosure, the disclosing party shall disclose only that portion thereof required to be disclosed and shall take all reasonable efforts to preserve the confidentiality thereof, including obtaining protective orders and supporting the other party in intervention. The term "Confidential Information" shall not include information that (i) is in the public domain prior to disclosure by a party through no violation of this Section or the Confidentiality Agreement or (ii) lawfully enters the public domain through no violation of this Section or the Confidentiality Agreement.

11.5 Third Parties. Except as otherwise expressly provided for in this Agreement, nothing in this Agreement, whether expressed or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to this Agreement and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement.

11.6 Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of West Virginia, without regard to or application of its conflict of laws or principles.

11.7 Entire Agreement. This Agreement, together with the attached Schedules and Exhibits, and, once executed and delivered, the Related Agreements, constitutes the entire agreement between the parties with respect to the subject matter hereof and may not be changed, terminated or discharged except by writing duly executed by the parties hereto.

11.8 Benefit. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their respective successors and assigns.

11.9 Headings. The headings contained in this Agreement are included for purposes of convenience of reference only and shall not affect the construction or interpretation of any of its provisions.

11.10 Construction. When used in this Agreement, the number and gender of each pronoun or other term shall be construed to mean such number and gender as the context, circumstance or antecedent may require. The words "include," "includes," and "including" are not limiting and shall be deemed to be followed by "without limitation." The word "or" is not exclusive. The singular includes the plural and the plural includes the singular.

11.11 Severability. In the event one or more of the provisions of this Agreement shall, for any reason, be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision was not a part of this Agreement.

11.12 Drafting. No inference shall be drawn in favor of or against any party based upon its participation in the drafting of this Agreement or any of the other documents referenced herein.

11.13 Counterparts. This Agreement may be executed in counterparts (including via facsimile and e-mail), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto. The executed Agreement together with any attachments hereto may be photocopied and stored on computer tapes, disks and similar electronic storage media ("Imaged Document"). If an Imaged Document is introduced as evidence in any judicial, arbitration, mediation or administrative proceeding, neither party shall object to the admissibility of the Imaged Document on the basis that such was not originated or maintained in documentary form under either the hearsay rule, the best evidence rule, or other rule of evidence.

11.14 No Consequential Damages. Except as prohibited by law and except to the extent any claim, action, suit or proceeding is brought by any third party for any special, exemplary, punitive or consequential damages against an Indemnitee, the Buyer, on its own behalf and on behalf of any Indemnitee of Buyer, and the Seller, on its own behalf and on behalf of any Indemnitee of Seller, waives any right it or they may have to claim or recover any special, exemplary, punitive or consequential (including business interruption) damages, or any damages other than, or in addition to, actual damages, whether pursuant to this Agreement, the Related Agreements or otherwise.

11.15 Jurisdiction; Venue. All actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Circuit Court of Kanawha County, West Virginia, or the Southern District of the United States District Court of West Virginia. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of the Circuit Court of Kanawha County, West Virginia, and the Southern District of the United States District Court of West Virginia for the purpose of any action arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

11.16 No Public Announcements. Each of the parties to this Agreement hereby agrees not to make any press release or similar public announcement concerning the execution or performance of this Agreement prior to or after the Closing without the consent of the other party.

11.17 Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location
"Affiliate"	Section 2.1
"Agreement"	Preamble
"Assets"	Section 1
"Assumed Liabilities"	Section 2.1
"Authorized Persons"	Section 11.4
"Bill of Sale"	Section 6.3(f)(iv)
"Black Rock Property"	Schedule 1.1(a)(1)
"Bona Fide Permitted Sale"	Section 7.14(e)(i)
"Bond Amount"	Section 8.2
"Buyer"	Preamble
"Buyer Agreements"	Section 5.2
"Buyer Consents"	Section 5.4
"Closing"	Section 6.1
"Closing Date"	Section 6.1
"CNG Property"	Schedule 1.1(a)(2)
"CNG Right of Way"	Schedule 1.1(b)(3)
"Coal Act"	Section 2.1
"Coal Preparation Agreement"	Section 7.4
"Coal Purchase Option Agreement"	Section 7.5
"Confidential Information"	Section 11.4
"Contracts"	Section 1.2
"control"	Section 11.1(a)
"Covered Conveyance"	Section 11.1
"Damages"	Section 9.1
"Data"	Section 1.4
"Deeds"	Section 6.3(f)(i)
"Eastern Consent"	Section 6.3(b)
"Eastern Lease"	Section 6.3(b)
"Encumbrances"	Section 4.5
"Escrow Agent"	Section 6.3(e)
"Escrow Agreement"	Section 6.3(e)
"Facility"	Recitals
"First Offer Closing"	Section 7.14(d)(i)
"First Offer Notice"	Section 7.14(c)
"First Offer Permitted Sale"	Section 7.14(d)(ii)
"First Offer Purchase Notice"	Section 7.14(d)(i)
"Fundamental Representations"	Section 4.14
"Governmental Authority"	Section 1.5
"Hazardous Substance"	Section 4.11
"Imaged Document"	Section 11.13
"Indemnitee"	Section 9.3
"Indemnitor"	Section 9.3

Definition	Location
"Transferee"	Section 11.1(b)(i)
"Transferee Requirements"	Section 11.1(b)(v)
"Transfer Period"	Section 8.1
"UMWA"	Section 7.3
"UMWA Assignment"	Section 7.3
"UMWA Termination Agreement"	Section 7.3
"Wash Plant"	Recitals
"WVDEP"	Section 5.6

IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase and Sale Agreement to be executed by their respective officers duly authorized.

SELLER:

PIONEER FUEL CORPORATION,
a West Virginia corporation

By: ______________________
Ronald B. Hall
Vice President – Idle Assets

BUYER:

SYNERGY COAL, LLC,
a West Virginia limited liability company

By: ______________________

Name: Glen G. Ousley

Title: Manager/Member

Acknowledged and agreed to by the members of Synergy Coal, LLC, solely for purposes of Section 7.14 hereof:

____
THOMAS M. SHELTON

____
GLEN G. OUSLEY

____
MATTHEW G. WINSLOW

IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase and Sale Agreement to be executed by their respective officers duly authorized.

SELLER:

PIONEER FUEL CORPORATION,
a West Virginia corporation

By: ______________________________
Ronald B. Hall
Vice President – Idle Assets

BUYER:

SYNERGY COAL, LLC,
a West Virginia limited liability company

By: ______________________________

Name: THOMAS M. SHELTON

Title: MANAGER

Acknowledged and agreed to by the members of Synergy Coal, LLC, solely for purposes of Section 7.14 hereof:

____
THOMAS M. SHELTON

____
GLEN G. OUSLEY

____
MATTHEW G. WINSLOW

By: ______________________________
Ronald B. Hall
Vice President – Idle Assets

BUYER:

SYNERGY COAL, LLC,
a West Virginia limited liability company

By: ______________________________

Name:

Title:

Acknowledged and agreed to by the members of Synergy Coal, LLC, solely for purposes of Section 7.14 hereof:

____
THOMAS M. SHELTON

____
GLEN G. OUSLEY

______________________________ 9-30-13
MATTHEW G. WINSLOW

SCHEDULE 3.14

INSURANCE

Accord Corporation Certificate of Liability Insurance, dated November 13, 2014, in favor of Synergy Coal, LLC.

SCHEDULE 3.15

EMPLOYEES

None.

SCHEDULE 3.17

INTELLECTUAL PROPERTY

None.